As filed with the Securities and Exchange Commission on October 25, 2007

Registration No. 333-146242

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ELIXIR PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	06-1549431
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12 Emily Street

Cambridge, MA 02139

(617) 995-7000

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

William K. Heiden

President and Chief Executive Officer

Elixir Pharmaceuticals, Inc.

12 Emily Street

Cambridge, MA 02139

(617) 995-7000

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent For Service)

Copies to:

Stuart M. Cable, Esq. Robert E. Puopolo, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER           , 2007

             Shares

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $             and $             per share. We will apply to list our common stock on the NASDAQ Global Market under the symbol “ELXR.”

The underwriters have an option to purchase a maximum of                      additional shares of common stock to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

Pacific Growth Equities, LLC	Leerink Swann

The date of this prospectus is                     , 2007.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 7, and the financial statements and notes to those financial statements, before making an investment decision. Unless the context indicates otherwise, the references in this prospectus to “Elixir,” “we,” “us” and “our” refer to Elixir Pharmaceuticals, Inc. and our wholly owned subsidiary.

Elixir Pharmaceuticals, Inc.

We are a pharmaceutical company focused on the discovery, development and commercialization of pharmaceuticals for the treatment of metabolic diseases such as diabetes and obesity. Our scientific founders identified that interactions between specific genes and enzymes can slow the aging process, and we are developing compounds that stimulate these interactions and will be used to treat a range of diseases of aging, including metabolic disease. Our product pipeline includes a number of programs which we believe will have significant advantages over existing products and will address unmet medical needs of the large metabolic disease markets. These include our phase III product candidates, Glinsuna (also known by its chemical name, mitiglinide) and Metgluna (metformin, an approved product, plus mitiglinide) for the treatment of type 2 diabetes, and our ghrelin antagonist, a compound which blocks the receptor for the hormone ghrelin, which represents a potential next-generation treatment for a number of metabolic diseases. In addition, we have built upon our knowledge of ghrelin to advance a ghrelin agonist, a compound which stimulates the receptor for ghrelin, and our sirtuin program (sirtuins are a set of seven human enzymes) is an example of how we continue to use our understanding of the pathways which slow the aging process to identify interesting targets for the development of drugs to treat metabolic disease. Recently, we entered into a strategic relationship with Novartis International Pharmaceuticals, or Novartis, in which it made a $10 million equity investment in Elixir through an investment fund managed by MPM Capital, our largest stockholder, and under which we granted Novartis the right to negotiate to obtain rights to develop and commercialize either our ghrelin agonist product candidate or one of our sirtuin product candidates.

Our Glinide Product Candidates

Glinsuna and Metgluna for the treatment of type 2 diabetes. Glinsuna is a short-acting pharmaceutical compound which stimulates insulin secretion that, if approved by the Food and Drug Administration, we intend to launch into the estimated $300 million U.S. glinide market, a chemical class of anti-diabetic products. Based on what we believe is a competitive product profile, we in-licensed mitiglinide from Kissei Pharmaceutical Co. in Japan where it has been approved and prescribed to more than 500,000 patients since 2004.

Metgluna is our twice-daily fixed combination product candidate that couples our glinide, Glinsuna, with metformin, the first-line and most widely prescribed type 2 diabetes treatment. Metgluna is designed to address the dual defects of type 2 diabetes: the metformin component targets control of fasting plasma glucose, or FPG, a measure of sugar levels in the blood taken prior to eating a meal, and the Glinsuna component targets control of postprandial glucose, or PPG, a measure of sugar levels in the blood taken approximately two hours after eating a meal. If approved by the U.S. Food and Drug Administration, or FDA, we believe Metgluna will offer a convenient fixed combination product option to physicians and to the sub-optimally controlled subset of what we estimate to be 5.4 million existing metformin patients. Due to the progressive nature of type 2 diabetes, maintaining glucose control typically requires that new therapies be added to metformin over time. We believe Metgluna is an ideal next step beyond metformin.

We believe the large, global clinical database has demonstrated that mitiglinide, either alone or in combination with metformin, is a safe and effective treatment for type 2 diabetes. To date, mitiglinide has been evaluated in over 4,000 patients in over 60 clinical trials, including six core, randomized trials by Kissei Pharmaceutical Co. and its other current and former licensees, each of which achieved its primary endpoint. We are conducting a pivotal phase III clinical trial in the U.S. for our new drug applications, or NDAs, for both Glinsuna and Metgluna, which we expect to submit in 2009.

Our Ghrelin Product Candidates

Ghrelin antagonist for the treatment of type 2 diabetes and obesity. We believe that ghrelin, a hormone secreted by the stomach, may be a master regulator of a number of metabolic functions, including appetite and the storage and use of fat, and that our ghrelin antagonists may represent a potential break-through approach for the treatment of type 2 diabetes, obesity and lipid disorders—all multi-billion dollar market opportunities. Ghrelin plays a significant role in the regulation of glucose homeostasis, lipid profiles and body composition. For example, genetically eliminating, or “knocking-out,” ghrelin or the ghrelin receptor results in increased insulin sensitivity, improved triglyceride and cholesterol levels, and overall resistance to obesity, in mice fed a high-fat diet.

Using structure-assisted drug design, a method of creating chemical compounds based on an understanding of the configuration of the target human receptor for the compound, we have internally discovered and developed a series of potent, small molecule antagonist compounds that block the ghrelin receptor. Oral administration of our compounds in animal models of diet-induced obesity and early diabetes resulted in similarly favorable metabolic effects to the knock-out models with respect to blood glucose levels, insulin resistance, HbA1c, triglycerides, total cholesterol, liver fat, body weight and white fat when compared to placebo.

We believe we have the most advanced ghrelin antagonist program in the industry based on surveying published literature, as well as frequent interactions with thought-leaders in the field and pharmaceutical companies working in the area. We expect to commence human clinical trials in the fourth quarter of 2008 with a ghrelin antagonist initially targeting type 2 diabetes, subject to identification of a clinical product candidate and successful completion of investigational new drug, or IND, enabling studies demonstrating an acceptable safety and efficacy profile. We currently own 100% of the worldwide rights to our ghrelin antagonists.

Ghrelin agonist for opioid-induced bowel dysfunction and cancer cachexia. In addition to stimulating food intake, agonists to the ghrelin receptor have been shown to increase gastric motility in animal studies. We believe our ghrelin agonist product candidate may, based upon published data on ghrelin biology, have clinical utility across a broad range of indications, including opioid-induced bowel dysfunction, or OBD, and cancer cachexia, with a collective market potential that we estimate could exceed $2 billion worldwide. We in-licensed our ghrelin agonist from Bristol-Myers Squibb, or BMS. This BMS compound has been the subject of extensive preclinical development and we have been able to capitalize on this progress with rapid initiation of IND-enabling studies. Subject to successful completion of those studies and the submission to the FDA and acceptance of an IND, we expect to begin human clinical testing of our ghrelin agonist product candidate in 2008.

Our Sirtuin Development Program

Sirtuins. Building upon our knowledge of the regulation of aging and metabolism, we believe we have developed a leadership position in the field of sirtuins, or SIRT, a class of seven naturally occurring human enzymes, known to affect the storage and use of energy in cells. We believe that sirtuin modulators, compounds which increase or decrease the activity or the amount of sirtuins enzymes, may have potential clinical utility in numerous, large pharmaceutical markets with unmet medical needs such as metabolic disease, cancer and neurodegenerative diseases. We have an extensive intellectual property position with regards to screening, chemical composition of matter and utility claims for sirtuin modulators.

Our Business Strategy

Our goal is to become a leading pharmaceutical company focused on developing and commercializing new therapies for the treatment of metabolic diseases and disorders. The key elements of our strategy to achieve this objective include:

•	Launch our product candidates, Glinsuna and Metgluna, if approved, utilizing a small focused sales force targeting high-prescribers of metformin and glinides;

•

Continue the rapid development of our internally discovered ghrelin antagonists as a potential next-generation therapy for the treatment of a range of metabolic diseases, including type 2 diabetes and obesity;

•	Advance the development of our ghrelin agonist and sirtuin modulator programs; and

•	Establish collaborative partnerships with other pharmaceutical companies.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary, including the following:

•	We have not generated any material amounts of revenue and may never be profitable.

•	We have incurred significant operating losses since our inception and anticipate we will incur continued losses for the foreseeable future.

•	We will need substantial additional capital in the future.

•	Many of our product candidates are still in the early stages of development, and all of our product candidates remain subject to clinical testing and regulatory approval.

•	Our product candidates may cause side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of any approved label.

•

We cannot be certain that either Glinsuna and Metgluna will successfully complete the pivotal phase III clinical trial initiated in August 2007 or be commercialized successfully, even if the trial is successful and we receive regulatory approval.

•	We depend upon others for many intellectual property rights upon which our business is substantially dependent.

Corporate Information

We were founded on June 16, 1999 as a Delaware corporation. Our principal executive offices are located at 12 Emily Street, Cambridge, MA 02139, and our telephone number is (617) 995-7000. Our website is www.elixirpharm.com. The information on our website is not part of this prospectus.

Elixir Pharmaceuticals is a trademark of Elixir Pharmaceuticals, Inc. in the U.S. and other countries. We have applied for trademark protection of Glinsuna and Metgluna in the U.S. and other countries. This prospectus includes additional trademarks of Elixir Pharmaceuticals, Inc. and others.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We plan to use the net proceeds of this offering to fund the continued development of our product candidates, to prepare for commercialization and for general corporate purposes, such as general and administrative expenses, working capital, prosecution and maintenance of our intellectual property and the potential acquisition of, or investment in, technologies, products or companies that complement our business. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	ELXR

General Information About This Prospectus

The number of shares of our common stock to be outstanding following this offering is based on 143,434,834 shares of our common stock outstanding as of September 30, 2007 and excludes:

•

16,341,968 shares of common stock subject to options outstanding as of September 30, 2007 and having a weighted average exercise price of $0.13 per share and 7,105,752 additional shares of common stock reserved as of September 30, 2007 for future issuance under our stock-based compensation plans; and

•

17,591,113 shares of common stock subject to warrants outstanding as of September 30, 2007 and having a weighted average exercise price of $0.11 per share, including warrants currently exercisable for 1,449,960 shares of our preferred stock that will convert into warrants to purchase 1,461,520 shares of our common stock immediately prior to the closing of this offering.

Unless otherwise indicated, the share information in this prospectus is as of September 30, 2007 and has been adjusted to reflect or assume the following:

•	a -for- reverse stock split of our common stock effected on , 2007;

•	the automatic conversion of all of our outstanding shares of our redeemable convertible preferred stock, into 134,765,043 shares of common stock upon the closing of this offering;

•

the conversion of outstanding warrants to purchase 1,449,960 shares of our preferred stock into warrants to purchase 1,461,520 shares of our common stock, immediately prior to the closing of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated historical statements of operations data for the years ended December 31, 2004, 2005 and 2006, for the nine months ended September 30, 2006 and 2007 and for the period from June 16, 1999 (Inception) through September 30, 2007, and our summary consolidated historical, pro forma and pro forma as adjusted balance sheet data as of September 30, 2007. The summary statements of operations data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006 included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and for the period from June 16, 1999 (Inception) through September 30, 2007 and the selected balance sheet data as of September 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for the unaudited interim period. Our historical results for prior interim periods are not necessarily indicative of results to be expected for a full fiscal year or for any future period. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,			Nine Months Ended September 30,		Period From June 16, 1999 (Inception) to September 30, 2007
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:

Revenue:
Collaborative revenue	$—	$—	$—	$—	$35	$35

Operating expenses:
Research and development	8,359	11,123	16,269	12,554	12,071	60,854
In-process research and development	—	—	—	—	—	6,184
General and administrative	3,235	4,231	3,575	2,528	4,123	20,850
Restructuring charge (credit)	(417)	124	(250)	—	—	1,975
Impairment loss	19	180	—	—	—	199

Loss from operations	(11,196)	(15,658)	(19,594)	(15,082)	(16,159)	(90,027)
Other income	121	219	228	160	124	691
Interest income	209	185	467	256	626	1,866
Interest expense	(259)	(205)	(476)	(322)	(1,354)	(2,593)

Net loss	$(11,125)	$(15,459)	$(19,375)	$(14,988)	$(16,763)	$(90,063)

Net loss per share applicable to common stockholders-basic and diluted	$(1.81)	$(2.13)	$(2.64)	$(2.05)	$(2.18)
Weighted average number of common shares used in net loss per share calculation-basic and diluted	6,176,825	7,284,161	7,544,364	7,450,309	8,192,594
Pro forma basic and diluted net loss attributable to common stockholders per share(1)			$(0.21)		$(0.15)
Pro forma weighted average shares outstanding—basic and diluted(1)			95,333,497		117,597,132

(1)

The pro forma basic and diluted net loss per share gives effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of September 30, 2007 into 134,765,043 shares of our common stock.

The following table presents our summary consolidated balance sheet data as of September 30, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding redeemable convertible preferred stock outstanding on September 30, 2007 into 134,765,043 shares of our common stock; and

•

on a pro forma, as adjusted basis to further reflect the receipt by us of net proceeds of $             million from the sale of the              shares of common stock offered by us in this offering at an assumed public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma, As Adjusted(1)
	(unaudited)	(unaudited) (in thousands)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$40,850	$40,850	$
Working capital	31,254	31,254
Total assets	43,828	43,828
Redeemable convertible preferred stock	102,396	—
Deficit accumulated during the development stage	(90,063)	(90,063)
Total stockholders’ (deficit) equity	(79,726)	23,631

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and stockholders’ (deficit) equity by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in the prospectus, before making a decision to invest in our common stock. If any of these risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. This could cause the trading price of our common stock to decline and a loss of all or part of your investment.

Risks Related to Our Financial Position and Capital Requirements

We have not generated any material amounts of revenue and may never be profitable.

To date, we have not generated, and may never generate, any material amounts of revenue. While we may generate milestone fees under collaborative agreements or proceeds from the sale or license of our assets, we do not expect to generate significant revenue unless and until we obtain regulatory approval of, and commercialize, our product candidates. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

•	design and obtain favorable results from the pivotal phase III clinical trial of Glinsuna/Metgluna, which was initiated in August 2007;

•	progress the continued development of our ghrelin antagonist program, including identifying a lead product candidate with a satisfactory safety and efficacy profile;

•

progress the continued development of our ghrelin agonist product candidate and extract value from this program via our existing collaborative arrangement with Bristol-Myers Squibb, or BMS, or via a September 2007 collaborative arrangement with Novartis International Pharmaceuticals, or Novartis;

•	obtain regulatory approval for Glinsuna, Metgluna and our ghrelin antagonist, agonist and sirtuin modulators;

•	contract for the manufacture of our product candidates at acceptable cost levels for clinical trials and, ultimately, commercialization; and

•	establish sales and marketing capabilities or identify and enter into one or more strategic collaborations to effectively market and sell our product candidates.

Even if one or more of our product candidates is approved for commercial sale, which we do not expect to occur until at least 2010, any approved product candidate may not gain market acceptance or achieve commercial success. In addition, we will incur significant costs developing the sales force to commercialize any approved product. We may not achieve profitability after generating product sales, if ever. If we are unable to generate product revenues, we will not become profitable and may be unable to continue operations without obtaining additional funding.

Our limited operating history makes it difficult to evaluate our business and prospects.

We were founded in 1999. Our operations to date have been limited to organizing and staffing our company and conducting product development activities for our product candidates. We have not yet demonstrated an ability to successfully complete large-scale clinical trials, obtain regulatory approval for or commercialize a product candidate, or oversee the manufacturing of commercial quantities of any products. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We are a development stage company and, to date, have focused on developing our product candidates. We have not derived any revenues from product sales or royalty revenue. We have financed our operations through debt and the private placements of our equity securities and have incurred losses in each year since our inception. Net losses were $15.5 million in 2005, $19.4 million in 2006, and $15.0 and $16.8 million for the nine months ended September 30, 2006 and 2007, respectively. As of September 30, 2007, we had an accumulated deficit of $90.1 million. Substantially all of our operating losses resulted from costs incurred in connection with our development programs and from general and administrative costs associated with our operations. For the quarter ended September 30, 2007, net cash used in operations was approximately $4.5 million, or an average of $1.5 million per month during such quarter. We expect our development expenses and operating losses to increase in connection with our planned clinical trials and other research and development activities. For example, we recently initiated a phase III trial for our Glinsuna and Metgluna product candidates and estimate that it will cost approximately $25 to $30 million to fund continued development of these programs to approval including pre-commercialization activities and the payment of required milestone payments to Kissei, our collaborative partner, but not including the cost related to a small focused sales force. In addition, we plan to initiate phase I trials in 2008 for each of our ghrelin antagonist and ghrelin agonist programs and estimate that it will cost approximately $13 to $17 million to fund continued development of these programs through phase I. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant sales, marketing, in-licensing and outsourced manufacturing expenses, as well as continued development expenses. We currently estimate that based on what we believe is current industry compensation for sales representatives, it will cost approximately $10 million annually for a sales force of approximately 50 persons. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We will need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

We will need to raise additional capital to fund our operations and to develop our product candidates. Our future capital requirements will be substantial and will depend on many factors, including:

•

the scope, size, rate of progress, results and costs of our preclinical studies, clinical trials and other development activities, including outsourced manufacturing expenses, for our product candidates;

•	our ability to establish and maintain collaborative arrangements;

•	the cost, timing and outcomes of regulatory proceedings;

•	revenues received from approved products, if any, in the future;

•	payments received, or required to be made under, any strategic partnerships;

•	the cost of filing, prosecuting and enforcing patent claims; and

•

the costs associated with commercializing our product candidates if they receive regulatory approval, including the cost and timing of developing sales and marketing capabilities or entering into strategic collaborations to market and sell any approved products.

We anticipate the net proceeds of this offering, together with existing liquid assets, will enable us to maintain our currently planned operations for the next 18 to 24 months after which we will be required to raise additional capital. We estimate that it will cost approximately $25 to $30 million to fund continued development of our Glinsuna and Metgluna product candidates, including the phase III trial for these product candidates, for pre-commercialization activities and the payment of required milestone payments to Kissei, our collaborative partner, but not including the cost related to a small focused sales force. We currently estimate that based on what we believe is current industry compensation for sales representatives, it will cost approximately $10 million annually for a sales force of approximately 50 persons. Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are not available to us on a timely basis, or at all, we may be required to:

•	terminate or delay preclinical studies, clinical trials or other development activities for one or more of our product candidates;

•

delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates, including decrease the size of our sales force and reduce our promotional efforts, if approved for sale; or

•	share our rights to commercialize our product candidates with third parties on terms that may not be attractive to us.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights.

Until such time as we can generate substantial product revenues, if ever, we expect to finance our cash needs through public or private equity offerings and debt financings, strategic collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or to you. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and The NASDAQ Stock Market, have imposed various new requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. We anticipate supplementing our existing finance and accounting staff with one or more individuals that have significant public company financial reporting experience and potentially hiring a general counsel. We also expect to engage the services of external advisors, as necessary, in relation to significant accounting matters and in order to comply with the internal control requirements discussed below. The actions we anticipate undertaking may not be sufficient to comply with the requirements and the ultimate costs of achieving compliance may be materially higher than the amounts we currently estimate.

Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal controls for financial reporting and disclosure. In particular, beginning in the first full fiscal year after the consummation of this offering, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404, including an estimated $0.1 million to purchase and install a new general ledger system and an estimated $0.5 million for third party costs related to design, testing and documentation of accounting processes. We have decided to form a disclosure committee and intend to develop and implement other procedures and safeguards to improve the quality, communication and review processes over our financial systems. If we underestimate these costs, our results of operations and financial condition may be materially adversely affected. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources.

Risks Associated with Development and Commercialization of Our Product Candidates

Many of our product candidates are still in the early stages of development, and all of our product candidates remain subject to clinical testing and regulatory approval. If we are unable to successfully develop and test our product candidates, our prospects will be materially adversely affected.

To date, we have not marketed, distributed or sold any products. The future of our business depends primarily upon our ability to develop and commercialize our product candidates successfully. Our product candidates are prone to the risks of failure inherent in drug development. Before obtaining regulatory approvals for the commercial sale of Glinsuna, Metgluna, our ghrelin antagonist, ghrelin agonist, sirtuin modulator or any other product candidate we develop in the future, we must demonstrate the product candidate is safe and effective for use for that target indication with substantial evidence gathered in well-controlled clinical trials. Additionally, with respect to approval in the U.S., these studies must be to the satisfaction of the Food and Drug Administration, or FDA, and, with respect to approval in other countries, similar regulatory authorities in those countries. Despite our efforts, our product candidates may not:

•	offer therapeutic or other improvement over existing, comparable drugs;

•	demonstrate acceptable benefit/risk for approval;

•	be proven safe and tolerable in animal studies;

•	be proven safe and effective in clinical trials;

•	meet applicable regulatory standards;

•	be able to be formulated in a drug product acceptable in the market place;

•	be capable of being produced in commercial quantities at acceptable costs; or

•	be successfully commercialized.

Our ghrelin antagonist, ghrelin agonist and sirtuin modulator programs are in preclinical stages. Subsequent discoveries by us and third-parties may lead us to reconsider our scientific hypotheses, including how stimulating or blocking the ghrelin receptor or modulating sirtuin activity regulates various biological functions. Like any scientific undertaking, we may draw the wrong inference from, or fail to appreciate the significance of, scientific data which could result in compounds emerging from our development programs having a lower than anticipated or unacceptable safety or efficacy profile. Moreover, positive results in preclinical studies of a product candidate may not be predictive of similar results in humans during clinical trials, and promising results from early clinical trials of a product candidate may not be replicated in later clinical trials. Interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies of our product candidates may not be predictive of the results we may obtain in later-stage trials. Our preclinical studies or clinical trials may produce negative or inclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials. We do not expect any of our product candidates to be commercially available until at least 2010.

Delays in the commencement or successful completion of clinical testing could result in increased costs to us and delay or limit our ability to generate revenues.

Delays in the commencement or successful completion of clinical testing could affect our product development costs significantly. To date, we have commenced only one, and never completed any, clinical trial. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

•	unexpected clinical or nonclinical results that necessitate a change in the clinical testing plan;

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recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size of patient population, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•

reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials;

•	obtaining institutional review board, or IRB, or ethics committee approval to conduct a clinical trial at a prospective site;

•	severe or unexpected drug-related side effects experienced by patients in a clinical trial;

•	retaining patients who have enrolled in a clinical trial but may be prone to withdraw due to rigors of the trials, lack of efficacy or personal issues or who are lost to further follow-up; and

•	lack of internal resources and expertise to manage the clinical trial.

Competition for desirable patients, CROs and trial sites is particularly acute amongst trials for metabolic disease, including type 2 diabetes and obesity.

Clinical trials also may be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs or ethics committees at the sites where they are overseeing a trial, or a data safety monitoring board overseeing the clinical trial, or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; and

•	lack of adequate funding to continue the clinical trial.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs or ethics committees for reexamination, which may impact the cost, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

We have no experience selling or marketing our products, and if we are unable to develop effectively adequate sales and marketing capabilities, we may be unsuccessful in commercializing our product candidates.

We currently have no sales and marketing capabilities. In order to commercialize our product candidates, if any are approved, we intend to develop internal sales and marketing capabilities. We may not be able to establish these capabilities internally or hire sales and marketing personnel with appropriate expertise to market and sell our products. In addition, even if we are able to identify one or more acceptable collaborators to perform these services for us, we may not be able to enter into any collaborative arrangement on favorable terms, or at all. If we enter into any collaborative arrangements for the marketing or sale of our products, our profit margins likely will be lower than if we marketed and sold our products alone.

Our product candidates may cause side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of any approved label.

Undesirable side effects caused by our product candidates could cause us, regulatory authorities or IRBs or ethics committees to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities. For example, the potential for cardiovascular risks are of particular concern in therapies for chronic conditions, including type 2 diabetes and obesity. The primary side effect related to mitiglinide observed in prior clinical trials and during its commercial use in Japan is minor hypoglycemia, a medical condition in which a person’s glucose levels are below normal. The effects of minor hypoglycemia may include headaches, blurred vision or fatigue. Even if any of our product candidates receives marketing approval, we or others may later identify undesirable side effects caused by the product, and in that event a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could increase the costs of commercializing our product candidates substantially.

Negative results from other products in the class or products perceived to be related to our product candidates may delay approval or negatively impact sales of our products. In addition, the FDA may require class labeling to address risks identified with other class members.

We initially will be dependent on the success of Glinsuna and Metgluna, for which we began a pivotal phase III clinical trial in August 2007. We cannot be certain that either of these product candidates will receive regulatory approval.

We have no drug products for sale currently and we may never be able to develop marketable drug products. We currently are targeting 2010 for the commercial launches of Glinsuna and Metgluna, if they are approved. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the U.S. and other countries, whose regulations differ from country to country. We are not permitted to market our product candidates in the U.S. until we receive approval of a new drug application, or NDA, from the FDA, or in any foreign countries until we receive the requisite approval from such countries. We have not submitted an NDA or received marketing approval for either Glinsuna or Metgluna. Obtaining approval of an NDA is an extensive, lengthy, expensive and uncertain process, and the FDA may delay, limit or deny approval of a product candidate for many reasons, including:

•	the FDA may not deem a product candidate safe and effective;

•	we may not be able to include, or the FDA may not accept, data from clinical trials outside the U.S. in our regulatory submission;

•	the FDA may not find the data from preclinical studies and clinical trials sufficient to support approval;

•	the FDA may not approve of our third-party manufacturers’ processes and facilities; or

•	the FDA may change its practices or approval policies or may adopt new regulations.

For example, we expect that our NDA will be based upon data from our ongoing phase III clinical trial as well as data from over 60 clinical trials that have been conducted on mitiglinide by our licensor Kissei and its other current and former licensees. If we are unable to include data from these 60 trials, and particularly the six randomized, controlled trials conducted that we expect to form the “core” of our NDA, in an acceptable format for FDA’s review, or if the FDA elects to inspect the source data and it is unavailable because the study sites did not retain the records, we may not be able to obtain approval for Glinsuna and Metgluna or, if approved, their labeling may be limited.

We face potential product liability exposure, and, if successful claims are brought against us, we may incur substantial liability.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers or others selling or otherwise coming into contact with our products. If we cannot defend ourselves successfully against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for any approved product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to successfully commercialize any approved product candidates.

We have product liability insurance coverage for our clinical trials with a $5.0 million annual aggregate coverage limit. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

If any of our product candidates for which we receive regulatory approval does not achieve broad market acceptance, the revenues that we generate from their sales will be limited.

The commercial success of any of our product candidates for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of these products by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance of any of our approved products will depend on a number of factors, including:

•	demonstration of clinical safety and efficacy compared to other products;

•	the relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	limitations or warnings contained in a product’s FDA-approved labeling;

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availability of alternative treatments for the indications we target, in particular type 2 diabetes where our product candidates will compete with a number of other products, many of which have been approved for years and many of which are, or will be, available as generics;

•	pricing and cost effectiveness compared to competing products, particularly generic products;

•	the effectiveness of our or any future collaborators’ sales and marketing strategies;

•	the effectiveness of our manufacturing and distribution plans;

•	our ability to obtain sufficient third-party coverage or reimbursement; and

•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

If any of our product candidates are approved but do not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

Even if our product candidates receive regulatory approval, they still may face future development and regulatory difficulties.

Even if U.S. regulatory approval is obtained, the FDA still may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. Our product candidates also will be subject to ongoing FDA requirements governing the labeling, packaging, storage, advertising, promotion, record keeping and submission of safety and other post-market information. New legislation, which was enacted on September 27, 2007, gives the FDA significant new postmarket authority, including, for example, the authority to require labeling changes based on new safety information and to require postmarket studies or clinical trials to evaluate serious safety risks related to the use of a drug. The new law also gives the FDA the authority to require as part of an NDA the submission of a risk evaluation and mitigation strategy. Any risk evaluation and mitigation strategy required by the FDA may impose further requirements or restrictions on the use of an approved drug. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good Manufacturing Practice regulations, or cGMP, and other regulations. If we or a regulatory agency discovers previously unknown problems with a product or the product class, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications submitted by us;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or request that we initiate a product recall.

Even if our product candidates receive regulatory approval in the U.S., we may never receive approval or commercialize our products outside of the U.S.

In order to market any products outside of the U.S., we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. We in-licensed the rights to launch mitiglinide throughout North and South America from Kissei Pharmaceutical Co., or Kissei, but have not begun pursuing approvals outside the U.S. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the U.S. as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for our product candidates. Further, sales of any of our products, once approved, outside of the U.S. likely will present risks and complexities not typically associated with domestic sales, including greater reliance on third-party distributors, longer payment cycles from customers and more difficulties collecting accounts receivables, less favorable reimbursement terms from payors or government imposed price controls, any of which could have an adverse impact on our financial condition and results of operations.

Recent federal legislation will increase the pressure to reduce prices of pharmaceuticals paid for by Medicare, which could adversely affect our revenues, if any.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies by which they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

Healthcare reform measures, if implemented, could hinder or prevent our commercial success.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. For example, at the state level, Massachusetts through An Act Providing Access to Affordable, Quality, Accountable Health Care, Maine through The Dirigo Health Reform Act and Vermont through The Health Care Affordability Act, have all adopted a form of universal healthcare. In California, the popular press has reported support for a similar universal healthcare initiative, the Health Care Security and Cost Reduction Act. At the federal level, although vetoed by the President, the U.S. Congress recently passed a bill that would have increased funding to the State Children’s Health Insurance Program which would have expanded the availability of government-sponsored health insurance for many children. While we cannot predict the initiatives that may be adopted in the future, we expect that the government, insurance companies, managed care organizations and other payors of healthcare services will continue their efforts to contain or reduce the costs of healthcare, including the costs of prescription drugs. If these initiatives are adopted in a form that inhibits our ability to set or maintain a price (net of discounts and rebates) that we believe is fair for our products, once approved, our ability to achieve or maintain profitability may be adversely affected.

Recent federal legislation and actions by state and local governments may permit re-importation of drugs from foreign countries into the U.S., including foreign countries where the drugs are sold at lower prices than in the U.S., which could have a material adverse affect on our operating results and our overall financial condition.

We may face competition for any of our product candidates, once approved, from lower priced products from foreign countries that have placed price controls on pharmaceutical products. The MMA contains provisions that may change U.S. importation laws and expand pharmacists’ and wholesalers’ ability to import lower priced versions of our product candidates and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. The Secretary of Health and Human Services has not yet announced any plans to make this required certification. As directed by Congress, a task force on drug importation conducted a comprehensive study regarding the circumstances under which drug importation could be conducted safely and the consequences of importation on the health, medical costs and development of new medicines for U.S. consumers. The task force report issued its report in December 2004, finding that there are significant safety and economic issues that must be addressed before importation of prescription drugs is permitted. However, a number of federal legislative proposals have been made to implement the changes to the U.S. importation laws without any certification, and to broaden permissible imports in other ways. Even if the changes do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs Service and other government agencies. For example, Pub. L. No. 109-295, which was signed into law in October 2006 and provides appropriations for the Department of Homeland Security for the 2007 fiscal year, expressly prohibits the U.S. Customs Service from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use, when the drug otherwise complies with the

Federal Food, Drug, and Cosmetic Act, or FDCA. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with any of our approved product candidates could negatively impact our profitability.

Our market is subject to intense competition. If we are unable to compete effectively, our product candidates may be rendered noncompetitive or obsolete.

Our industry is highly competitive and subject to rapid and significant technological change. The market for diabetes therapeutics and other metabolic disease treatments is especially large and competitive. We will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Given the dynamic nature of our competitive marketplace, we may fail to recognize adequately or, once recognized, respond appropriately to, our competitors’ advantages.

Key competitive factors affecting the commercial success of our product candidates are likely to be the safety profile, efficacy, reliability, convenience of dosing, price and reimbursement. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our product candidates. Our own development of new treatment methods for the diseases we are targeting could render our product candidates non-competitive or obsolete.

Generic versions of many treatments for type 2 diabetes are already available and others will be in the future, including metformin which is the most widely-prescribed type 2 diabetes therapeutic. Our products, when and if we have any, will have to compete with these and other current and future generic drugs as treatment options. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge relatively low prices for their products. We expect that many of these generic options will be less expensive than our products. This could decrease demand for our products, if and when they are approved.

Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with our present or future product candidates. Glinsuna, once approved, will compete directly with the other glinides approved for the treatment of type 2 diabetes in the U.S., Novo Nordisk’s Prandin® (repaglinide) and Novartis’ Starlix® (nateglinide). Many of our potential competitors, including Novo Nordisk, and Novartis have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance.

Other products are currently in development or exist in the market that may compete directly with the products that we are developing or marketing. Various other products to treat type 2 diabetes are available or are in development, including:

•	Biguanides;

•	Sulfonylureas;

•	Thiazolidinediones, or TZDs;

•	Alpha-glucosidase inhibitors, or AGIs;

•	Dipeptidyl peptidase IV, or DPP IV, inhibitors;

•	Glucagon-like peptide-1, or GLP-1, analogues; and

•	Insulins, including injectable and inhaled versions.

In addition, most large multinational pharmaceutical companies, including Abbott, AstraZeneca, Bayer, BMS, Daiichi Sankyo, GlaxoSmithKline, Johnson & Johnson, Lilly, Merck, Novartis, Novo Nordisk, Pfizer, Roche, Sanofi-Aventis, Takeda and Wyeth, as well as a number of smaller pharmaceutical companies, including AEterna Laboratories Inc., NOXXON Pharma Inc. and Sirtris Pharmaceuticals, Inc., are developing various new approaches to improve treatments for type 2 diabetes. We cannot predict whether any products we successfully develop will have sufficient advantages to cause healthcare professionals to adopt them over our competitors’ products or that our products will offer an economically feasible alternative to our competitors’ products. Our potential products could become obsolete before we recover expenses incurred in developing them. Market projections of increasing size of type 2 diabetes population may prove inaccurate, for example because of improvements in diet and exercise patterns of the population.

We could incur environmental liabilities related to hazardous materials used in, or generated by, our operations or as a result of our failure to comply with environmental laws or permits.

Our research and development operations use small quantities of hazardous materials, including chemicals, biologics and radioactive compounds, and generate hazardous and other types of waste. We are required to comply with various environmental laws, obtain and comply with environmental permits and ensure proper disposal of any wastes generated. In the event we fail to comply with laws or permits or store, handle, release or dispose of any hazardous materials or wastes improperly or in a manner that results in contamination, we could be subject to loss of our permits, government fines or penalties, or other governmental or private actions and we could be required to incur clean-up or related costs. These costs could exceed our resources. Although we maintain general liability insurance, we do not specifically insure against environmental liabilities.

Risks Related to Our Intellectual Property

If our patent position does not protect adequately our product candidates or any future products, others could compete against us more effectively, which would harm our business.

Our commercial success will depend in part on our ability to obtain patents, protect our existing patent position and otherwise maintain adequate intellectual property protection for our technologies, product candidates, and any of our future products in the U.S. and other countries. If we do not protect adequately our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and our ability to achieve profitability. In addition, we have applied for patent protection in some, but not all, foreign countries. In countries where we have not and do not seek patent protection, third parties may be able to manufacture and sell our products without our permission, and we may not be able to prevent or stop them from doing so. Furthermore, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S., and we may encounter significant problems in protecting our proprietary rights in these countries.

The patent positions of biotechnology and pharmaceutical companies, including our patent position, involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of our current patents and any patents we may obtain in the future cannot be predicted with certainty. During the prosecution of patent applications, claims may be disallowed or substantially narrowed. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing or commercializing competing products. Even after issuance, patents may be challenged, deemed unenforceable, invalidated, or circumvented.

Recent and future developments in patent law may negatively affect our ability to enforce our existing patents or in the future obtain patent claims broad enough to adequately protect our technology. For example, recent U.S. court rulings have, in some respects, tightened the standards for non-obviousness of U.S. patents and changes to U.S. Patent and Trademark Office procedures may limit the scope and number of patent claims we can obtain in the future.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure:

•	we will be able to commercialize our products successfully before some or all of our relevant patents expire;

•	we or our licensors were the first to invent the inventions covered by each of our pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not develop independently similar or alternative technologies or duplicate any of our technologies;

•	any patent applications licensed to us or filed by us will result in issued patents;

•	a court will hold that any patents licensed to us or filed by us are valid and enforceable;

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any patents issued to us or our licensors and collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will develop additional proprietary technologies or product candidates that are patentable; or

•	the patents of others will not have an adverse effect on our business.

We typically file for patent protection on the composition of our product candidates, pharmaceutical compositions and formulations containing these candidates, methods for their production, and methods of their use. As we learn more about the mechanisms of action and new methods of manufacture and use of our product candidates, we generally file additional patent applications for these new inventions. Although our patents may prevent others from making, using, or selling similar products, they do not ensure we will not infringe the patent rights of third parties. For example, because we sometimes identify the mechanism of action or molecular target of a given product candidate after we know its structure and therapeutic use, we may not be aware until the mechanism or target is further elucidated that a third-party has an issued or pending patent application claiming biological activities or targets that may cover our product candidate or its use. If such a patent exists or is granted in the future, we cannot provide assurances that a license will be available on commercially reasonable terms, or at all.

If we do not obtain or we are unable to maintain adequate patent or trade secret protection for our products in the United States, competitors could duplicate them without repeating the extensive testing that we will be required to undertake to obtain approval of the products by the FDA. Regardless of any patent protection, under the current statutory framework, the FDA is prohibited by law from approving any generic version of any of our products for five years after it has approved our product if our product contains an active ingredient that has not previously been approved, and for three years if the product approval is based on certain new clinical investigations. Upon the expiration of that period, or if that time period is altered, the FDA could approve a generic version of our product unless we have patent protection sufficient for us to block that generic version. Without sufficient patent protection, the applicant for a generic version of our product would be required only to conduct a relatively inexpensive study to show that its product is bioequivalent to our product and would not have to repeat the studies that we conducted to demonstrate the product is safe and effective. In the absence of adequate patent protection in other countries, competitors may similarly be able to obtain regulatory approval in those countries of products that duplicate our products.

We may be unable to in-license intellectual property rights or technology necessary to develop and commercialize our products.

Several third parties are actively researching and seeking patents in the sirtuin and ghrelin fields. These third parties have published patent applications that purport to cover the uses and formulations of ghrelin antagonists, ghrelin agonists, sirtuin modulators and aspects of our product candidates and business. One or more of these third parties may allege that their patent rights encompass the use of some of our product candidates. Although we do not believe these applications support patentable claims that would cover our product candidates, we cannot assure you that such claims will be denied by the patent office, or that one or more of these third parties will not attempt to block our activities in this field using whatever patents that may be issued. In the case of such a dispute, we may need to engage in costly litigation or obtain a license under such patents or other intellectual property rights. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. If a third-party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our product candidates.

Moreover, if we fail to meet our obligations under our license agreements, or our agreements are terminated for any other reasons, we may lose our rights to in-licensed technologies.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets and confidential information to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our trade secrets and confidential information could adversely affect our competitive business position.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing product candidates to market and harm our ability to operate. Unfavorable outcomes in such litigation could limit or negate our intellectual property rights and our business.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. The pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are otherwise employing their proprietary technology without authorization.

Likewise, third parties may challenge or infringe upon our existing or future patents. In such cases, we may decide to resort to litigation or other adverse proceedings to enforce our intellectual property rights. Under certain circumstances, such third parties may also be able to initiate litigation or other adversarial proceedings to challenge our patents.

Proceedings involving our patents, patent applications or other intellectual property rights or those of others could result in adverse decisions regarding:

•	the patentability of our inventions relating to our product candidates; or

•	the enforceability, validity or scope of protection offered by our patents and other intellectual property rights relating to our product candidates.

Pursuant to our license agreements with Kissei and BMS, we have the right but not the obligation to bring infringement claims against and, in the case of the Kissei license agreement, defend infringement claims by third parties. If we do not exercise these rights, Kissei or BMS may. As a result, these adverse results could even arise as a result of disputes in which we are not a participant.

There can be no guarantee that we will be successful in any intellectual property infringement action. Furthermore, even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention as a result of these proceedings, which could have a material adverse effect on us. During the course of any proceeding, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the proceeding. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline. In addition, proclamations or statements by key public figures may also have a negative impact on the perceived value of our intellectual property.

If we are unable to avoid infringing, misappropriating or violating the intellectual property rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of such intellectual property rights in court. Intellectual property litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in bringing our product candidates to market; or

•	be precluded from manufacturing, using or selling our product candidates.

If the Patent Reform Act of 2007 is enacted into law, it could make challenges to our patents easier, may increase the likelihood that we will be sued or our patents challenged at the United States Patent and Trademark Office, subject us to extraordinary legal expenses and risk a ruling that one or more of our patents are invalid.

There is currently pending in the United States Congress legislation referred to as the Patent Reform Act of 2007. While it is uncertain whether it will ultimately become law and whether or how it will be amended, in its current version, it may make it easier to challenge patents, may increase the likelihood our patents will be challenged in court or administratively at the United States Patent and Trademark Office, could result in our incurring extraordinary legal fees defending our patents and could result in one or more of the patents we own or license from a third party being ruled invalid, any of which could result in a material adverse effect upon our future operating results and financial condition. It may also reduce the amount of monetary damages we could collect for infringement of our patent rights.

We have not yet registered Glinsuna or Metgluna as trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

We have applied to register the trademarks Glinsuna and Metgluna to protect our mitiglinide product candidate and our fixed combination mitiglinide plus metformin product candidate, respectively. However, no assurance can be given that these trademark applications actually will become registered or that our registered trademarks can be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are generally given an opportunity to respond to those rejections, there can be no assurance that the rejections can be successfully overcome. In addition, in the U.S. Patent and Trademark Office and in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to cancel registered trademarks. No assurance can be given that opposition or cancellation proceedings will not be filed against our trademarks, nor can there be any assurance that our trademarks would survive such proceedings. If we are unsuccessful in obtaining or maintaining these trademarks, we may be required to expend substantial efforts and incur substantial costs to repackage Glinsuna or Metgluna, replace expensive promotional materials and take other measures to reestablish any goodwill that had accrued to our brand name, any of which could materially adversely affect our future operating results and financial condition.

Risks Related to Our Dependence on Third Parties

We depend upon others for many intellectual property rights upon which our business is substantially dependent.

We have in-licensed some of our product candidates, or components of their development programs, and intend to continue pursuing in-licensing as a means to develop our pipeline of product candidates. We are dependent upon agreements with Kissei, BMS, Evotec-OAI, Sai Life, ASG and our founders’ universities for access to patents, trade secrets, data and other intellectual property assets developed, and sometime still controlled, by these and other third parties. Our rights to in-licensed technology may be terminated under the terms of our license agreements, including upon our failure to achieve certain development milestones or the occurrence of an uncured material breach by us. If a default does occur under any of these agreements, we could lose our rights to the in-licensed technologies or other products that are the subject of that agreement. The termination of these licenses or the loss of our rights to these technologies or products could harm our business.

Under some of these license agreements, we do not control the patent prosecution, maintenance or enforcement of some of the licensed technology. Accordingly, we may be unable to exercise the same degree of control over this intellectual property as we would over our internally developed and controlled technologies.

We have no experience manufacturing products and no internal capability to do so and therefore must rely upon third-party manufacturers to produce our product candidates.

We currently have no manufacturing capabilities and will rely on third-party manufacturers for the manufacture of all of our products. We plan to establish relationships with additional third-party manufacturers for products that we successfully develop. Accordingly, we will need to identify commercial-scale manufacturers, or our manufacturers of clinical supplies will need to increase their scale of production to meet our projected needs for commercial manufacturing. We also need to identify commercial supply chain vendors for tasks currently performed by clinical chain vendors, such as labeling and packaging. We can not assure you that we will be able to identify, or reach agreement with, commercial scale manufacturers on commercially reasonably terms, or at all. Moreover, our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and commercialize products on a timely and competitive basis.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third-party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third-party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third-party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require our product candidates be manufactured according to cGMP. Any failure by our third-party manufacturers to comply with cGMP and/or failure to scale up our manufacturing processes could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates. In addition, such failure could be the basis for action by the FDA or other regulatory authorities to withdraw approvals for product candidates previously granted to us and for other regulatory action. Furthermore, although we generally plan to not begin a clinical trial unless we have a sufficient supply of a product candidate for the trial, any significant delay in the supply of a product candidate for an ongoing trial due to the need to replace a third-party manufacturer could delay completion of the trial.

We depend on Kissei as the one supplier for mitiglinide and may not be able to obtain an alternate supply on a timely or acceptable basis.

We rely on Kissei as our sole-source supplier for mitiglinide. We intend to enter into a supply agreement with Kissei regarding its provision of commercial quantities of mitiglinide. We currently receive mitiglinide drug substance from Kissei which is manufactured in Japan by Shiono Finesse, a third-party contractor. This third-party contractor and potential alternative mitiglinide suppliers have not been inspected by FDA for compliance to cGMP. Any failure by mitiglinide suppliers to comply with cGMP could lead to a delay in, or failure to obtain, regulatory approval of Glinsuna and Metsuna. We believe, if necessary, we could obtain alternate supplies of mitiglinide through Kissei from additional vendors in Japan. However, we may not be able to find such alternate suppliers in a timely manner and, even if we can, we may not be able to obtain mitiglinide in acceptable quantities or at acceptable prices. Any interruption in the supply of mitiglinide could have a material adverse effect on our business.

If our contract research organizations do not successfully carry out their duties or if our relationship with any of these contract research organizations is terminated, our drug development efforts could be delayed.

We are dependent on contract research organizations, third-party vendors and investigators for pre-clinical testing and clinical trials related to our drug discovery and development efforts and we likely will continue to depend on them to assist in our future discovery and development efforts. We are conducting our ongoing phase III clinical trial with the assistance of Quintiles, a large contract research organization. Quintiles and other third parties are not our employees and we cannot control the amount or timing of resources that they devote to our programs. If they fail to devote sufficient time and resources to our drug development programs or if their performance is substandard, it will delay the approval of our products. The parties with which we contract for execution of our clinical trials play a significant role in the conduct of the trials and the subsequent collection and analysis of data. Their failure to meet their obligations could adversely affect clinical development of our products. Moreover, these parties may also have relationships with other commercial entities, some of which may compete with us. If they assist our competitors it could harm our competitive position.

If our relationship with any one or more of these parties is terminated, we could experience a significant delay in both identifying another comparable provider and then contracting for its services. We may be unable to retain an alternative provider on reasonable terms, if at all. Even if we locate an alternative provider, it is likely that this provider may need additional time to respond to our needs and may not provide the same type or level of service as the original provider. In addition, any provider that we retain will be subject to current Good Laboratory Practices, or cGLP, for nonclinical testing and Good Clinical Practice for clinical testing and similar foreign standards and we do not have control over compliance with these regulations by these providers. Consequently, if these providers do not adhere to these practices and standards, the development and commercialization of our product candidates could be delayed.

If we do not establish successful collaborations, we may have to alter our development plans.

Our drug development programs and potential commercialization of our product candidates will require substantial additional cash to fund expenses. In September 2007, we entered into an arrangement with Novartis under which Novartis has the right to negotiate to obtain rights to develop and commercialize either our ghrelin agonist product candidate or one of our sirtuin programs. See “Business—Collaborative Agreements—Novartis International Pharmaceuticals (Ghrelin Agonist & Sirtuin Modulators).” We also may enter into collaborative arrangements for our other product candidates, especially for target indications in which the potential collaborator has particular therapeutic expertise or that involve a large, primary care market that must be served by large sales and marketing organizations or for markets outside of North America. We have entered, and may again enter, into these collaborations in order to:

•	fund our research and development activities;

•	access manufacturing capabilities of third parties;

•	help us conduct clinical trials; and

•	successfully commercialize any approved product candidates.

We face significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development of a particular product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue.

If a collaborative partner terminates or fails to perform its obligations under an agreement with us, the development and commercialization of our product candidates could be delayed or terminated.

If any of our collaborative partners does not devote sufficient time and resources to a collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected. In addition, if a collaboration partner were to breach or terminate its arrangements with us, the development and commercialization of the affected product candidate could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue development and commercialization of the product candidate on our own. In particular, data generated by Kissei and its other current and former licensees will be included in the NDAs we anticipate submitting for Glinsuna and Metsuna. There can be no assurance, however, that we will have sufficient access to all of this data in the detail required by the FDA in a timely fashion. If we are unable to obtain this data in a timely manner, we may not have sufficient resources to generate the FDA required data ourselves. We do not have control over development activities by Kissei’s other current and former licensees for mitiglinide, the results of which we may be required to report to FDA and other regulatory authorities in our territory and which could negatively affect our approval or marketing.

We expect much of the potential revenue from a collaborative arrangement to develop and commercialize any of our product candidates will consist largely of contingent payments, such as payments for achieving development milestones and royalties payable on sales of drugs developed. Thus, the milestone and royalty revenues that we may receive will depend upon our collaborator’s ability to successfully develop, introduce, market and sell new products. A collaboration partner may fail to develop or effectively commercialize products using our product candidates or technologies because they:

•

decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite scientific expertise, limited cash resources or specialized equipment limitations, or the belief that other drug development programs may have a higher likelihood of obtaining regulatory approval or may potentially generate a greater return on investment;

•

decide to pursue other technologies or develop other product candidates, either on their own or in collaboration with others (including our competitors), to treat the same diseases targeted by our own collaborative programs;

•	do not have sufficient resources necessary to carry the product candidate through clinical development, regulatory approval and commercialization; or

•	cannot obtain the necessary regulatory approvals.

Competition may negatively impact a collaboration partner’s focus on and commitment to our product candidate and, as a result, could delay or otherwise negatively affect the commercialization of our product candidate. If a collaboration partner fails to develop or effectively commercialize any of our product candidates for any of these reasons, we may not be able to replace it with another partner to develop and commercialize the product candidate. We also be unable to obtain, on terms acceptable to us, a license from such collaboration partner to any of its intellectual property that may be necessary or useful for us to continue to develop and commercialize the product candidate.

Risks Related to Personnel Matters and Managing Growth

Our future success depends on our ability to retain our senior executives and senior scientists and to attract, retain, and motivate qualified personnel.

We are highly dependent on William Heiden, our Chief Executive Officer and President, Gregory Perry, our Chief Financial Officer and Executive Vice President, Peter S. DiStefano, Ph.D., our Chief Scientific Officer and Vice President, Paul M. Martha, M.D. our Chief Medical Officer and Vice President, Alan D. Watson, Ph.D., our Chief Business Officer and Executive Vice President, and other principal members of our executive and scientific teams. While we have employment letter agreements with all of our executives and the principal members of our scientific teams, they are all employees-at-will and any of these individuals may terminate his or her employment with us at any time. Although we do not have any reason to believe that we may lose the services of any of these persons in the foreseeable future, the loss of the services of any of these persons might impede the achievement of our research, development, and commercialization objectives. We do not currently maintain key-man life insurance on any of our employees, including members of our executive and scientific teams.

Recruiting and retaining qualified scientific personnel and, as our product candidates are approved, sales and marketing personnel also will be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition for similar personnel among numerous pharmaceutical and biotechnology companies, many of which have facilities located near us. We also experience competition for the hiring of scientific personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We currently have a limited number of employees, and we expect to experience significant growth in the number of our employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. We currently have 30 full-time employees and expect that the number of full-time employees and related personnel related expenses could double over the next two years. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related to the Securities Markets and Investment in Our Common Stock

Market volatility may affect our stock price and the value of your investment.

Following this offering, the market price for our common stock is likely to be volatile, in part because our shares previously have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	plans for, progress in and results from clinical trials of our product candidates;

•	announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	failure of any of our product candidates to achieve commercial success after it is approved;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	variations in our quarterly operating results;

•	changes in our financial guidance or securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel;

•	success or failure of products within the diabetic or metabolic disease therapeutic area;

•	discussion of us or our stock price by the financial press and in online investor communities; and

•	other risks and uncertainties described in these Risk Factors.

An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

If securities or industry analysts do not publish research reports about our business, or if they change their recommendations regarding our common stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced, in part, by the research reports and opinions that securities or industry analysts publish about our business. We currently do not have and may never obtain research coverage by these analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.

In the event that we do obtain analyst coverage and if one or more of these analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly. There is no guarantee that equity research organizations will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our stock price or our business prospects.

We have broad discretion to allocate the net proceeds from this offering.

We currently intend to use the proceeds from this offering to fund the clinical development of Glinsuna and Metgluna, research and development of our other product candidates, and for general corporate purposes, such as general and administrative expenses, working capital, prosecution and maintenance of our intellectual property and the potential acquisition of, or investment in, technologies, products, or companies that complement our business. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently anticipated use. As such, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. For a further description of our intended use of the proceeds of the offering, see “Use of Proceeds.”

Our directors, officers and certain significant stockholders will exercise significant control over Elixir.

After this offering, our directors, officers and significant stockholders, including investment funds affiliated with the MPM Group and MPM Capital, or the MPM Funds, ARCH Venture Partners, or the ARCH Funds, Oxford Bioscience Partners, or the Oxford Funds, and MunMun International Ltd., will collectively control approximately             % of our outstanding common stock (assuming they fully exercise all warrants and stock options that are immediately exercisable or exercisable within 60 days after                     , 2007) , or             % if the underwriters exercise their option to purchase an additional              shares in full. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of Elixir and might affect the market price of our common stock.

Provisions in our certificate of incorporation or by-laws and Delaware law may deter third parties from acquiring us and could lead to the entrenchment of our board of directors.

Our certificate of incorporation and by-laws contain provisions that may make the acquisition of Elixir more difficult without the approval of our board of directors, including the following:

•	our board of directors is divided into three classes serving staggered three-year terms;

•	only our board of directors may call special meetings of our stockholders;

•	our stockholders may take action only at a meeting of our stockholders and not by written consent;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	stockholder approval of amendments of our certificate of incorporation or by-laws require a vote of 75% of our outstanding shares;

•	vacancies on the board of directors may be filled only by the directors;

•	our directors may be removed only for cause by the affirmative vote of the holders of 75% of the votes that all stockholders would be entitled to cast in the election of directors; and

•	we require advance notice for stockholder proposals.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

These foregoing provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you desire. The anti-takeover defenses in our certificate of incorporation and by-laws could discourage, delay or prevent a transaction involving a change in control of Elixir, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividend on our common stock and do not currently intend to do so for the foreseeable future. We currently anticipate we will retain future earnings for the development, operation and expansion of our business. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Future sales of our common stock may cause our stock price to decline.

Upon completion of this offering, there will be              shares of our common stock outstanding. Of these, shares are being sold in this offering (or              shares, if the underwriters exercise their over-allotment option in full),              shares may be sold upon expiration of lock-up agreements 180 days after the date of this offering and the remaining shares may be sold from time to time thereafter upon expiration of their respective one-year holding periods under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, as of September 30, 2007, we had outstanding options and warrants to purchase 33,933,081 shares of common stock that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements. Sales by these stockholders, optionholders or warrantholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all common stock that we may issue under our 2007 Stock Option and Incentive Plan. Effective upon the completion of this offering, an aggregate of              shares of our common stock will be reserved for future issuance under this plan. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be sold freely in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $             per share in net tangible book value of the common stock. As a result of this dilution, investors purchasing shares in this offering may pay a price per share that substantially exceeds the value of our assets less our liabilities such that they could receive significantly less than the full purchase price that they paid for the shares purchased in this offering, if anything, in the event of a liquidation. In addition, investors purchasing common stock in this offering will contribute approximately             % of the total amount invested by stockholders since inception but will only own approximately             % of the shares of common stock outstanding. In the past, we issued restricted stock, warrants and options to acquire common stock at prices significantly below the initial public offering price. As of September 30, 2007, there were outstanding vested options to purchase 16,341,968 shares of our common stock at a weighted average exercise price of $0.13 per share and outstanding immediately exercisable warrants to purchase 17,591,113 shares of our common stock at a weighted average exercise price of $0.11 per share. From time to time, we may issue additional options, warrants or other equity securities. To the extent any of these outstanding warrants or options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $             million, or $             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering together with our available cash resources, revenues, if any, and funding from partnership agreements for the following:

•

approximately $25 to $30 million of these net proceeds to fund the continued clinical development of Glinsuna and Metgluna, including completion of the pivotal phase III clinical trial initiated in August 2007, pre-commercialization activities for Glinsuna and Metgluna, a substantial portion of which are marketing related, including market research and consultation with advisory boards but not including the establishment of a small focused sales force, and two milestone payments triggered upon filing of an NDA for Glinsuna and receipt of approval from the FDA of Glinsuna’s NDA;

•

approximately $7 to $9 million of these net proceeds to fund the continued development of our ghrelin antagonist, including the initiation of a phase I trial in the fourth quarter of 2008, which we believe will fund this trial through its completion;

•

approximately $6 to $8 million of these net proceeds to fund the continued development of our ghrelin agonist product candidate and our sirtuin initiatives, including the initiation of a phase I ghrelin agonist trial in 2008, which we believe will fund this trial through its completion;

•	approximately $6 million of these net proceeds to make scheduled monthly payments through 2009 of interest and principal outstanding under our Loan Agreement; and

•

the remaining net proceeds for the further advancement of our development programs and general corporate purposes, such as general and administrative expenses, working capital, prosecution and maintenance of our intellectual property and the potential acquisition of, or investment in, technologies, products, or companies that complement our business.

We have no current understandings, commitments, or agreements with respect to any acquisition of or investment in any technologies, products or companies.

In November 2006, we entered into a Loan and Security Agreement, or Loan Agreement, with Hercules Technology Growth Capital Inc. and its affiliated funds, collectively Hercules, to borrow up to $15.0 million, $10.0 million of which was available immediately and an additional $5.0 million of which was available from March 31, 2007 through June 30, 2007 if we commenced our phase III clinical trial to support our NDAs for Glinsuna and Metgluna during this period. In connection with the Loan Agreement, we granted Hercules a first priority security interest in all of our assets, except our intellectual property. In September 2007, Hercules and we amended the terms of the Loan Agreement to extend the period during which we could commence our phase III clinical trial to support our NDAs for Glinsuna and Metgluna from June 30, 2007 to September 19, 2007. In connection with this amendment, we requested that Hercules advance the additional $5.0 million. We have used amounts borrowed under the Loan Agreement to fund our ongoing operations. Borrowings under the Loan Agreement bear interest at a rate of prime plus 2.45%, which totaled 10.2% as of September 30, 2007. We have borrowed a total of $15 million under our Loan Agreement and, as of September 30, 2007, had an outstanding balance of $15.0 million. Until September 2007, we were obligated only to pay interest on the amounts outstanding under the Loan Agreement. Through September 30, 2007, we had made interest only payments totaling $0.8 million. We will pay principal and interest in 39 monthly installments, the last of which will be due on December 22, 2010. Based upon the effective interest rate as of September 30, 2007, each of these monthly payments will be $0.5.

As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development and commercialization efforts, the progress of our clinical trials, whether or not we enter into strategic collaborations or partnerships, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

The costs and timing of drug development and regulatory approval, particularly conducting clinical trials, are highly uncertain, are subject to substantial risks and can often change. Accordingly, we may change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our clinical trials and other development activities, the establishment of collaborations, our manufacturing requirements and regulatory or competitive developments. In addition, assuming our current clinical programs proceed further to the next stage of clinical development, we do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of all such clinical development programs through commercial introduction. Accordingly, we expect we will need to raise additional funds.

Pending use of the proceeds from this offering as described above or otherwise, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. Our board of directors will continue to have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We currently anticipate we will retain future earnings for the development, operation and expansion of our business and the repayment of indebtedness. In addition, under our Loan Agreement, we are prohibited from declaring or paying any cash dividends. Accordingly, we do not anticipate declaring or paying any cash dividends for the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt and our capitalization as of September 30, 2007:

•	on an actual basis;

•

on a pro forma basis to give effect to the automatic conversion of all of our shares of redeemable convertible preferred stock outstanding on September 30, 2007 into an aggregate of 134,765,043 shares of our common stock upon the consummation of this offering; and

•

on a pro forma, as adjusted basis to further reflect the receipt by us of net proceeds of $             million from the sale of the                  shares of common stock offered by us in this offering at an assumed public offering price of $             per share, which is the midpoint of the range set forth on the cover of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with our consolidated financial statements and related notes and the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma, As Adjusted(1)
	(unaudited)	(unaudited)	(unaudited)
		(in thousands except share data)
Cash and cash equivalents	$40,850	$40,850	$

Notes payable	$14,495	$14,495	$
Warrant for the purchase of shares subject to redemption	961	—
Redeemable convertible preferred stock	102,396	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 200,000,000 shares authorized, 8,669,791 shares issued and outstanding (actual); 200,000,000 shares authorized, 143,434,834 shares issued and outstanding (pro forma); shares authorized and shares issued and outstanding (pro forma, as adjusted).	9	144
Additional paid in capital	10,328	113,550
Deficit accumulated during the development stage	(90,063)	(90,063)

Total stockholders’ (deficit) equity	(79,726)	23,631

Total capitalization	$38,126	$38,126	$

(1)

A $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial offering price of $             per share of our common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock after this offering. As of September 30, 2007, we had a historical net tangible book value of $(79.7) million, or approximately $(9.20) per share of common stock. Historical net tangible book value per share represents the amounts of our total tangible assets less our total liabilities, divided by the number of our common shares outstanding. Our pro forma net tangible book value as of September 30, 2007 was $23.6 million, or approximately, $0.16 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding, as of September 30, 2007 after giving effect to the conversion of all of our shares of preferred stock outstanding on September 30, 2007 into 134,765,043 shares of our common stock, which will occur upon completion of this offering.

After giving effect to the sale by us of                  shares of common stock in this offering at an assumed public offering price of $             per share, which is the midpoint of the range listed on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been approximately $             million, or approximately $             per share. This amount represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $             per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2007	$
Decrease per share due to assumed conversion of redeemable convertible preferred stock

Pro forma net tangible book value as of September 30, 2007	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution of net tangible book value per share to new investors			$

A $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2007 by approximately $             million, the pro forma as adjusted net tangible book value per share after this offering by $             and the dilution to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, the increase per share attributable to new investors would be $             per share and the dilution to new investors would be $             per share.

The following table summarizes, as of September 30, 2007, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The table gives effect to the conversion of all of our shares of preferred stock outstanding on September 30, 2007 into 134,765,043 shares of common stock, which will occur upon completion of this offering. The calculation below is based on an assumed public offering price of $             per share, which is the midpoint of the range listed on the cover of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100.0%			$100.0%

A $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming the underwriters’ over-allotment option is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to             % and will increase the number of shares held by new investors to                     , or             %.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus, and have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited financial statements that do not appear in this prospectus. The selected financial data set forth below should be read in conjunction with our financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

The selected consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and for the period from June 16, 1999 (Inception) through September 30, 2007 and the selected condensed consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments), necessary for a fair statement of the information for the unaudited interim period. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

	Years ended December 31,					Nine Months Ended September 30,		Period From June 16, 1999 (Inception) To September 30, 2007
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Revenue	$—	$—	$—	$—	$—	$—	$35	$35
Operating expenses:
Research and development	4,596	7,802	8,359	11,123	16,269	12,554	12,071	60,854
In-process research and development	—	6,184	—	—	—	—	—	6,184
General and administrative	2,169	2,695	3,235	4,231	3,575	2,528	4,123	20,850
Restructuring charge (credit)	—	2,517	(417)	124	(250)	—	—	1,975
Impairment loss	—	—	19	180	—	—	—	199

Loss from operations	(6,765)	(19,198)	(11,196)	(15,658)	(19,594)	(15,082)	(16,159)	(90,027)
Other income	—	—	121	219	228	160	124	691
Interest income	61	221	209	185	467	256	626	1,866
Interest expense	(37)	(262)	(259)	(205)	(476)	(322)	(1,354)	(2,593)

Net loss	$(6,741)	$(19,239)	$(11,125)	$(15,459)	$(19,375)	$(14,988)	$(16,763)	$(90,063)

Net loss per share applicable to common stockholders-basic and diluted	$(4.18)	$(4.08)	$(1.81)	$(2.13)	$(2.64)	$(2.05)	$(2.18)

Weighted average number of common shares used in net loss per share calculation-basic and diluted	1,619,817	4,731,342	6,176,825	7,284,161	7,544,364	7,450,309	8,192,594
Pro forma basic and diluted net loss attributable to common stockholders per share(1)					$(0.21)		$(0.15)
Pro forma weighted average shares outstanding—basic and diluted(1)					95,333,497		117,597,132

(1)	The pro forma basic and diluted net loss per share gives effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of September 30, 2007 into 134,765,043 shares of our common stock.

The summary consolidated balance sheet data as of September 30, 2007 is presented:

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$405	$26,105	$14,388	$8,452	$21,240	$40,850
(Deficit) working capital	(2,289)	22,623	10,903	(2,293)	17,702	31,254
Total assets	3,971	29,737	18,278	11,053	23,787	43,828
Notes payable	2,437	3,179	1,910	8,888	9,776	14,495
Redeemable convertible preferred stock	8,368	50,368	51,429	52,251	79,054	102,396
Deficit accumulated during the development stage	(8,102)	(27,341)	(38,466)	(53,925)	(73,300)	(90,063)
Total stockholders’ (deficit) equity	(7,758)	(26,882)	(37,891)	(52,387)	(68,085)	(79,726)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our financial statements that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and involves risk and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. For example, statements regarding our expectations as to future financial performance, expense levels and liquidity sources are forward-looking statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a pharmaceutical company focused on the discovery, development and commercialization of pharmaceuticals for the treatment of metabolic diseases such as diabetes and obesity. Our product pipeline includes a number of programs to address unmet medical needs within the large metabolic disease markets which we believe will have significant advantages over existing products. These include our phase III programs, Glinsuna (mitiglinide) and Metgluna (mitiglinide plus metformin) for the treatment of type 2 diabetes, and our ghrelin antagonist program which represents a potential next-generation treatment for a range of metabolic diseases. In addition, we have built upon our knowledge of ghrelin to advance a ghrelin agonist program and our sirtuin program is an example of how we continue to use our understanding of the pathways which slow the aging process to identify interesting targets for the development of drugs to treat metabolic diseases.

To date, we have devoted substantially all of our resources to our drug discovery efforts comprising research and development, protecting our intellectual property and the general and administrative support of these operations. Since our inception in June 1999, we have generated no material amounts of revenue and have funded our operations principally through the private placement of equity and debt securities.

We have never been profitable and, as of September 30, 2007, we had an accumulated deficit of $90.1 million. We expect to incur significant and increasing operating losses for the foreseeable future as we advance our product candidates from discovery through preclinical studies and clinical trials to seek regulatory approval and eventual commercialization. We expect that research and development expenses will increase along with general and administrative costs, as we grow and operate as a public company. We will need to generate significant revenues to achieve profitability and we may never do so.

Collaborative Arrangements

One element of our strategy is to establish collaborative arrangements with other pharmaceutical companies. We have entered into exclusive in-license agreements for mitiglinide from Kissei Pharmaceutical Company, or Kissei, and our ghrelin agonist from BMS. We may establish collaborative partnerships with large pharmaceutical companies in the future as we seek to in-license best-in-class product candidates for metabolic diseases where we believe we can create significant shareholder value.

We may seek to out-license our technology, programs or compounds to other pharmaceutical companies if the target indications are outside of our strategic focus. For example, recently, we have entered into a strategic relationship with Novartis in which it made a $10 million equity investment in our Series D financing through an investment fund managed by MPM Capital, our largest stockholder, and under which Novartis has the right to negotiate to obtain rights to develop and commercialize either our ghrelin agonist product candidate or one of our sirtuin programs. In February 2007, we entered into a collaboration with Siena Biotech S.p.A., or Siena, for Siena to explore the use of our SIRT1 inhibitor as a potential treatment for Huntington’s disease. We may consider co-promotional collaborations with other pharmaceutical partners. For example, we may seek a co-promotion partner for Metgluna to call on a physician audience beyond the reach of Elixir’s sales force or we may pursue additional revenue opportunities by entering into co-promotional arrangements where our sales force will co-promote another company’s product(s).

In-License Agreements. We have entered into two significant in-license collaborations.

In March 2006, we entered into an exclusive license agreement with Kissei, pursuant to which we obtained the exclusive right to develop and commercialize Glinsuna and related combination products in the Americas and a right of first refusal in Europe. We are developing a fixed-combination product, Metgluna, and have initiated a phase III clinical trial in the U.S., anticipated for completion in 2008. It is our plan to commercialize Glinsuna and Metgluna with a targeted Elixir commercial sales team. We will consider co-promotional collaborations with other pharmaceutical partners for Metgluna. In addition, with a targeted commercial team in place, we will consider additional revenue opportunities by entering into co-promotional arrangements where our sales force will co-promote another company’s product that is complementary to our own. We paid an initial $5 million fee to Kissei in connection with the execution of the Kissei license agreement. The $5.0 million payment was charged to research and development expense during 2006. We will make development-based milestone payments to Kissei when we submit our NDA for Glinsuna to the FDA (currently anticipated to be during 2009) and upon receipt of the FDA’s approval to market Glinsuna. We may also make up to two additional sales-based milestone payments to Kissei if and when net sales of Glinsuna and Metgluna exceed specified amounts as defined in the license agreement. Once approved, we will pay Kissei escalating low double-digit royalties based on our net sales of Glinsuna and escalating single-digit royalties based on our net sales of Metgluna.

In April 2005, we entered into an exclusive license agreement with BMS for worldwide development and commercialization rights to our ghrelin agonist and several backup compounds. We intend to develop this product candidate through proof of concept in humans and have entered into an agreement with Novartis under which they have the right to negotiate an agreement to further this product candidate’s development and potential commercialization. BMS retains a limited right of first negotiation. Under the terms of the BMS agreement, we paid an up front license fee of $3.5 million, comprised of $1.75 million in cash and 1,750,000 shares of series B redeemable convertible preferred stock. We charged the $3.5 million to research and development expense during 2005. We will make development-based milestone payments to BMS upon the commencement of phase I, phase II and phase III clinical trials of our ghrelin agonist for any indication and an additional milestone payment upon the commencement of a phase III clinical trial for a second indication. A portion of these milestones are payable, at our discretion, in shares of common stock which we would thereafter register with the SEC for resale. We will make regulatory-based milestone payments to BMS upon the submission of an NDA and approval of our ghrelin agonist by regulatory authorities. We will make additional regulatory based milestone payments upon regulatory approvals for our ghrelin agonist as a treatment for a second indication. Once approved, we will also pay BMS a high single-digit to low double-digit royalty on escalating net sales of our ghrelin agonist product candidate for all indications. We may also make up to three additional sales-based milestone payments to BMS if and when net sales of our ghrelin agonist exceed specified amounts as defined in the license agreement.

Out-License Agreements. We have entered into two collaborative arrangements to develop and commercialize our product candidates. In September 2007, we entered into a strategic relationship with Novartis under which Novartis has the right to negotiate to obtain the rights to develop and commercialize either our ghrelin agonist product candidate or one of our sirtuin programs. We received an up-front payment of $0.25 million from Novartis which has been recorded as deferred revenue and may receive two additional lump-sum payments upon Novartis exercising its rights under this agreement, in addition to any other negotiated milestones or royalties which may be payable if we ultimately negotiate a definitive license agreement with Novartis. Pursuant to the terms of the BMS license agreement, we would, if paid, owe BMS a percentage of any negotiated milestone or other lump sum payments made by Novartis in respect of our ghrelin agonist. In February 2007, we entered into a collaborative agreement with Siena pursuant to which we licensed Siena the right to explore the use of and potentially to commercialize our proprietary SIRT1 inhibitors as therapeutic agents to treat Huntington’s disease. We received an initial €60,000 lump-sum fee from Siena in connection with the execution of the collaboration agreement. Should Siena elect to exercise its option to negotiate a full license to our SIRT1 inhibitors for Huntington’s disease, then Siena will pay an additional fee upon successful completion of a phase IIa clinical trial as well as a low single-digit royalty on commercial sales. We are also eligible to receive a low double-digit percentage payment on any lump-sum payments received by Siena for sublicensing the compound. We may consider additional collaborative arrangements for the development and commercialization of all of our product candidates.

Financial Operations Overview

Revenue. We have not generated any product revenue since our inception and do not expect to generate any revenue from the sale of products until at least 2010. We will seek to generate revenue from collaborative partners through a combination of research funding, up-front license fees, milestone payments and royalties. Through September 30, 2007, we have recognized $35,000 in revenue from our revenue-generating collaboration with Siena.

Research and development. Research and development expense consists of expenses incurred in connection with the discovery and development of our product candidates. In 2005 and 2006, we incurred license fees of $3.5 million and $5.0 million, respectively, related to in-licensed products and technology and are obligated to make additional payments upon achievement of various milestones. Other research and development expenses consist primarily of salaries, allocated facility costs and third-party contract and scientific consulting costs relating to research, formulation, manufacturing and preclinical studies. Historically, we have not incurred expenses for clinical trials. As we move into our next stage of development, we expect to incur related clinical trial expenses, including for our pivotal phase III clinical trial of mitiglinide initiated in August 2007. We expense all research and development costs as incurred.

Historically we have not recorded our internal research and development costs or our personnel and personnel-related costs on a project-by-project basis. Prior to the in-licensing activities beginning in 2005, our programs shared all of our research resources. In April 2005, we in-licensed the ghrelin agonist and began to track incremental internal and external development expenses related to our in-licensed programs on a program by program basis. In 2005 and 2006, the development activities in those programs were primarily outsourced and the internal personnel expenses for managing those outsourced activities were considered direct and included in the program costs presented in the table below. The only indirect research and development expense associated with the in-licensed programs during 2005 and 2006 was an allocation of overhead associated with a small office space and related office expenses. As such, we did not attempt to allocate indirect expenses to the in-licensed programs during 2005 and 2006 because any such allocation would be arbitrary and the amounts involved would not be material. In 2007, we are tracking external development expenses by program and allocating personnel and other common expenses, such as facilities, scientific consultants, lab supplies, depreciation and research and development management to each program based on the allocation of research and development personnel resources. The following table summarizes our product development initiatives for the period from June 16, 1999 (inception) through December 31, 2003, for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007. Included in “Other Product Candidates” are the costs directly related to research and development initiatives for all of our internally developed programs, including our ghrelin antagonist and sirtuin programs.

	Mitiglinide	Ghrelin Agonist	Other Product Candidates	Total
	(unaudited)
	(amounts in thousands)
Nine Months ended September 30, 2007	$5,479	$457	$6,135	$12,071
Year ended December 31, 2006	7,993	1,360	6,916	16,269
Year ended December 31, 2005	—	3,862	7,261	11,123
Year ended December 31, 2004	—	—	8,359	8,359
June 16, 1999 (Inception) through December 31, 2003	—	—	13,032	13,032

Total	$13,472	$5,679	$41,703	$60,854

We estimate that we will complete development of our Glinsuna and Metgluna product candidates upon FDA approval, which we currently expect in 2010. We estimate that it will cost approximately $25 to $30 million to fund continued development of our Glinsuna and Metgluna product candidates, including the phase III trial for these product candidates, for pre-commercialization activities, a substantial portion of which are marketing related, including market research and consultation with advisory boards, and the payment of required milestone payments to Kissei, our collaborative partner, but not including the cost related to a small focused sales force. We may not be able complete the development of these programs in this time if, among other things, our phase III trial is not successful and the FDA does not approve these product candidates when we expect, or at all. We do not expect to receive material revenues from the sale, if approved by the FDA, of these product candidates until at least 2010.

We estimate that we will complete the phase I trial for our ghrelin antagonist product candidate in 2009 and that it will cost approximately $7 to $9 million to fund continued development of this program through phase I. We estimate that we will complete the phase I trial for our ghrelin agonist product candidate in late 2008 or early 2009 and that it will cost approximately $6 to $8 million to fund continued development of this program through phase I. Continued development of these programs is highly dependent on the successful completion of their respective phase I trials. If either of these trials are not successful, we may abandon such program entirely. In order to achieve regulatory approval for either of these programs, we need to successfully complete phase I, II and III trials as well as other studies which are generally required for inclusion in a NDA submission, such as pharmacokinetic and pharamcodynamic as well as drug stability testing. Given that continued development of these programs is based on successful completion of numerous clinical trials and we have yet to begin any clinical trials, we are unable to estimate the aggregate cost to complete development or any ultimate completion date. As we are unable to estimate any completion date for these programs, we do not expect to receive material revenues from the sale, if approved by the FDA, of these product candidates for the foreseeable future.

Due to the numerous risks and uncertainties associated with the development of our product candidates, we are unable to estimate accurately the costs and time necessary to complete the development of and to obtain regulatory approval for ghrelin programs for all of the indications for which we believe they may be suited. Our estimate of the timing and costs to complete development will depend on many factors, including, but not limited to, the following:

•	the time and costs involved in obtaining regulatory approvals for our product candidates;

•	the rate of progress and cost of our commercialization activities;

•	the success of our research and development efforts;

•	the expenses we incur in marketing and selling our product candidates;

•	the revenue generated by sales of our product candidates;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the terms and timing of any collaborative, licensing or other arrangements that we may establish; and

•	the acquisition of businesses, products and technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

General and administrative. General and administrative expense consists primarily of salaries and related expenses for personnel in administration, finance and business development. Other significant costs include legal costs to pursue patent protection of our intellectual property, allocated facility costs and professional fees for legal services. We expect general and administrative expense to increase as the business grows and begins operating as a public company. These increases likely will include salaries and related expenses, legal and consultant fees, accounting fees, director fees, increased directors’ and officers’ insurance premiums, fees for investor relations services and enhanced business systems.

Interest expense. Interest expense consists primarily of interest, amortization of beneficial conversion features and debt discount, and amortization of deferred financing costs associated with our notes payable, some of which was convertible into shares of our preferred stock, issued in 2005 and 2006. Our interest expense increased $0.3 million in 2006 as compared to 2005 as the remaining debt discount and beneficial conversion features related to our notes payable issued in 2005 were charged to interest expense upon the closing of our Series C redeemable convertible preferred stock financing. Our interest expense increased $1.0 million during the nine-month period ended September 30, 2007 as compared to the corresponding 2006 period as a result of the amortization of deferred financing costs related to our note payable issued in November 2006

Restructuring charge (credit). The restructuring charge (credit) relates to the remaining lease obligations, net of an estimate of sublease income, on a facility assumed in an acquisition. We initially vacated, and in 2005 reoccupied a portion of, this facility. In 2006, we re-located all of our operations to this facility.

Results of Operations

Comparison of the Nine Months Ended September 30, 2006 and the Nine Months Ended September 30, 2007

	Nine Months Ended September 30,
	2006	2007
	(unaudited)
	(amounts in thousands)
Collaboration revenue	$—	$35
Operating expenses:
Research and development	12,554	12,071
General and administrative	2,528	4,123

Loss from operations	(15,082)	(16,159)
Other income	160	124
Interest income	256	626
Interest expense	(322)	(1,354)

Net loss	$(14,988)	$(16,763)

Revenue. For the nine months ended September 30, 2007, revenue totaled $0.035 million compared with no revenue recorded in the nine months ended September 30, 2006. We received a cash payment totaling $0.079 million upon the execution of the agreement with Siena Biotech which we will recognize over the term of the research and development program which totals 18 months.

Research and development. Research and development expense for the nine months ended September 30, 2007 was $12.1 million compared to $12.6 million for the nine months ended September 30, 2006, a decrease of $0.5 million or 3.9%. The decrease was primarily the result of a $5.0 million license fee paid in the 2006 period to Kissei with no corresponding payment in the 2007 period. Excluding the $5.0 million license fee paid in 2006, research and development expense for the nine months ended September 30, 2007 increased $4.5 million over the same period in 2006. The increase was attributable principally to the commencement of the phase III clinical trial for Glinsuna and Metgluna which represented $2.7 million in expenses during the nine months ended September 2007, an increase in external contract costs of $0.9 million associated with the development of Glinsuna and Metgluna, such as regulatory, drug formulation and manufacture of product for the clinical trial and for stability testing, and an increase of $0.8 million in external contract costs for the development of our ghrelin antagonist program including drug formulation and pre-clinical testing.

Included in research and development expense were stock-based compensation charges of $0.4 million and $60,000 for the nine months ended September 30, 2007 and September 30, 2006, respectively

General and administrative. General and administrative expense for the nine months ended September 30, 2007 totaled $4.1 million compared to $2.5 million for the nine months ended September 30, 2006, an increase of $1.6 million, or 63.1%. The increase was due primarily to an increase in personnel and recruiting costs of $0.9 million associated with new hires in business development, marketing and administrative functions, higher legal fees of $0.2 million related to protecting our intellectual property, an increase in consulting fees of $0.3 million and higher travel expenses totaling $80,000. These increases were partially offset by a decrease of $81,000 in facility expenses resulting from relocation to a lower cost facility in October 2006.

Included in general and administrative expense were stock-based compensation charges of $0.2 million and $14,000 for the nine months ended September 30, 2007 and September 30, 2006, respectively.

Other income. Other income for the nine months ended September 30, 2007 totaled $0.1 million compared to $0.2 million for the nine months ended September 30, 2006. Other income comprised of income from a sub-lease of small portion of our facilities scheduled to terminate on December 31, 2007 and related services under an agreement which terminated on May 30, 2007.

Interest income. Interest income for the nine months ended September 30, 2007 was $0.6 million compared to $0.3 million for the nine months ended September 30, 2006, an increase totaling $0.3 million or 50%. The increase in interest income was attributable to higher cash balances available for investment during the nine months ended September 30, 2007.

Interest expense. Interest expense for the nine months ended September 30, 2007 was $1.4 million compared to $0.3 million for the nine months ended September 30, 2006, an increase totaling $1.1 million. The increase in interest expense was attributable to higher debt levels and higher interest rates on our debt. In the 2007 period, we recorded interest expense associated with the indebtedness incurred in November 2006 and the warrants issued in connection with that debt. In the 2006 period, we recorded interest expense associated with short-term debt incurred during 2005 that subsequently converted into equity in June 2006.

Comparison of the Year Ended December 31, 2005 and the Year Ended December 31, 2006

	Years Ended December 31,
	2005	2006
	(amounts in thousands)
Revenue	$—	$—
Operating expenses:
Research and development	11,123	16,269
General and administrative	4,231	3,575
Restructuring charge (credit)	124	(250)
Impairment loss	180	—

Loss from operations	(15,658)	(19,594)
Other income	219	228
Interest income	185	467
Interest expense	(205)	(476)

Net loss	$(15,459)	$(19,375)

Revenue. We did not record any revenue for the years ended December 31, 2006 and 2005.

Research and development. Research and development expense for the year ended December 31, 2006 was $16.3 million compared to $11.1 million for the year ended December 31, 2005, an increase of $5.2 million, or 46.3%. In 2006, we recorded a $5.0 million license fee in connection with a Kissei agreement and in 2005 we recorded a $3.5 million license fee in connection with a BMS agreement. Excluding these license fees, research and development expense for the year ended December 31, 2006 totaled $11.3 million compared to $7.6 million for the year ended December 31, 2005, an increase of $3.7 million, or 47.8%. The increase primarily resulted from an increase in external contract costs of $1.7 million and an increase in scientific consulting fees of $0.8 million associated with the development of Glinsuna and Metgluna, including regulatory and drug formulation and an increase of $1.0 million in external contract costs for the development of our ghrelin agonist for drug formulation, drug manufacture and pre-clinical testing. Also contributing to the overall increase in research and development expense was an increase in laboratory animal and supply expense of $0.3 million and an increase of $0.2 million for personnel and recruiting costs related to new hires in the development function, offset partially by a decrease in outsourced chemistry services of $0.5 million as a result the full year impact of switching to a lower cost provider and a decrease in facility expenses of $0.2 million which resulted from the relocation to a lower cost facility in October 2006.

Included in research and development expense was stock-based compensation charges of $0.1 million and $20,000 for the year ended December 31, 2006 and 2005, respectively.

General and administrative. General and administrative expense for year ended December 31, 2006 was $3.6 million compared to $4.2 million for the year ended December 31, 2005 a decrease of $0.6 million, or 15.5%. The decrease was primarily attributable to a decrease in legal and consulting expense totaling $0.5 million and $0.1 million, respectively, associated with business development activities coupled with decreased personnel and recruiting costs of $0.1 million.

Included in general and administrative expense were stock-based compensation charges of $0.1 million and $10,000 for the years ended December 31, 2006 and 2005, respectively.

Restructuring charge (credit). Restructuring charge (credit) for the year ended December 31, 2006 was $(0.2 million) compared to $0.1 million for the year ended December 31, 2005, a decrease of $0.3 million. The credit recorded in 2006 resulted from a restructuring reserve adjustment recorded when we re-located all of our operations to a facility acquired as part of an acquisition during 2003. In 2004, we re-located a portion of our operations to this acquired facility.

Impairment loss. Impairment loss for the year ended December 31, 2006 was $0 compared to $0.2 million for the year ended December 31, 2005, a decrease of $0.2 million. The impairment loss recorded in the year ended December 31, 2005 reflected a write off of the value of certain equipment acquired in a 2003 acquisition that we subsequently determined had no value.

Other income. Other income for the year ended December 31, 2006 was $0.2 million compared to $0.2 million for the year ended December 31, 2005.

Interest income. Interest income for the year ended December 31, 2006 was $0.5 million compared to $0.2 million for the year ended December 31, 2005, an increase of $0.3 million. The increase in interest income resulted from an increase in the average fund balances available for investment.

Interest expense. Interest expense for the year ended December 31, 2006 was $0.5 million compared to $0.2 million for the year ended December 31, 2005, a increase of $0.3 million. The increase in interest expense was attributable to the increase in short-term borrowing initiated at the end of 2005 and converted into equity in June 2006.

Comparison of the Year Ended December 31, 2004 and the Year Ended December 31, 2005

	Years Ended December 31,
	2004	2005
Revenue	$—	$—
Operating expenses:
Research and development	$8,358	$11,123
General and administrative	3,235	4,231
Restructuring charge (credit)	(417)	124
Impairment loss	19	180

Loss from operations	(11,195)	(15,658)
Other income	120	219
Interest income	209	185
Interest expense	(259)	(205)

Net loss	$(11,125)	$(15,459)

Revenue. We did not record any revenue for the years ended December 31, 2005 and 2004.

Research and development. Research and development expense for the year ended December 31, 2005 was $11.1 million compared to $8.4 million for the year ended December 31, 2004, an increase of $2.7 million, or 33.1%. The increase principally resulted from a license fee payment of $3.5 million recorded in 2005 in connection with a BMS license. If the license fee were excluded, research and development expense for the year ended December 31, 2005 was $7.6 million compared with $8.4 million for the year ended December 31, 2004, a decrease of $0.8 million. The decrease was primarily related to our decision to discontinue work initiated by a company we acquired in 2003 totaling approximately $0.5 million and a decrease in external chemistry costs of $0.4 million as a result of a switching to a lower cost provider offset partially by an increase of $0.1 million from higher laboratory animal costs.

Included in research and development expense were stock-based compensation charges of $20,000 and $0.1 million for the year ended December 31, 2005 and 2004, respectively.

General and administrative. General and administrative expense for year ended December 31, 2005 was $4.2 million compared to $3.2 million for the year ended December 31, 2004, an increase of $1.0 million, or 30.8%. This increase was attributable primarily to higher legal expenses of $0.6 million associated with business development activities during 2005 and higher consulting and personnel expenses of $0.2 million, and $0.1 million, respectively.

Restructuring charge (credit). The restructuring charge (credit) for year ended December 31, 2005 was $0.1 million compared to a credit of $(0.4 million) for the year ended December 31, 2004, an increase of $0.5 million. The 2004 credit comprises amounts recorded when we reoccupied a portion of a facility acquired as part of an acquisition during 2003 after a sub-lease was terminated early.

Impairment loss. Impairment loss for year ended December 31, 2005 was $0.2 million compared with $19,000 for the year ended December 31, 2004, an increase of $0.2 million. The impairment loss recorded in the year ended December 31, 2005 reflected a write off of the value of certain equipment acquired in a 2003 acquisition that we subsequently determined had no value.

Other income. Other income for year ended December 31, 2005 was $0.2 million compared to $0.1 million for the year ended December 31, 2004, an increase of $0.1 million, or 81.9%. The increase was attributable primarily to increased income from our animal services agreement and increased rent resulting from our facility sub-lease.

Interest income. Interest income for the year ended December 31, 2005 was $0.2 million compared to $0.2 million for the year ended December 31, 2004.

Interest expense. Interest expense for the year ended December 31, 2005 was $0.2 million compared to $0.3 million for the year ended December 31, 2004.

Liquidity and Capital Resources

Since our inception in June 1999 through September 30, 2006, we have funded our operations principally through the private placement of equity securities, which provided aggregate gross proceeds of approximately $86.8 million, including $31.3 million from the sale of 31,295,240 series C redeemable convertible preferred stock units, at $1.00 per unit on June 30, 2006, August 16, 2006, September 8, 2006 and November 17, 2006. We also have generated funds from debt financing, $10.0 million as of September 30, 2007, interest income, collaborative revenue and other income. As of September 30, 2007, we had cash, cash equivalents and short-term investments of approximately $13.9 million. Currently, our funds are invested in investment grade and United States government securities.

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Operating Expenses:
Net cash used in operating activities	$(11,217)	$(12,765)	$(17,561)	$(13,496)	$(13,060)
Net cash (used in) provided by investing activities	(231)	(143)	(520)	(12)	(493)
Net cash provided by (used) in financing activities	(269)	6,972	30,869	19,810	33,163

Net increase (decrease) in cash and cash equivalents	$(11,717)	$(5,936)	$12,788	$6,302	$19,610

During 2004, 2005 and 2006 and the nine months ended September 30, 2006 and September 30, 2007, our operating activities used cash of $11.2 million, $12.8 million, $17.6 million, $13.5 million and $13.0 million, respectively. The use of cash in all periods primarily resulted from our net losses and changes in our working capital accounts. The increase in cash used in operations in all periods was due primarily to an increase in research and development activities as noted above. For the quarter ended September 30, 2007, net cash used in operations was approximately $4.5 million, or an average of $1.5 million per month during such quarter.

During 2004, 2005 and 2006 and the nine months ended September 30, 2006 and September 30, 2007, our investing activities (used) provided cash of $(0.2 million), $(0.1 million), $(0.5 million), $(12,000) and $(0.5 million), respectively. The use of cash in 2004 primarily resulted from purchases of property and equipment. The use of cash in 2005 was attributable to the increase in restricted cash to secure a letter of credit for the security deposit on a lease and the purchase of property and equipment. The use of cash in 2006 was primarily the net result of the purchase of property and equipment partially offset by the sale of property and equipment, both in connection with the Company’s relocation in 2006 and recording deferred financing costs in connection with the indebtedness incurred in 2006. The cash used in the nine months ended September 30, 2006 was primarily the net result of the purchase of property and equipment partially offset by recording the pre-paid financing costs associated with the Series C financing, against the Series C proceeds closed in June 2006. The cash used by investing activities in the nine month period ended September 30, 2007 was primarily the release of restricted cash resulting from the termination of a lease, offset by the purchase of property and equipment, amortization of the deferred financing costs associated with the indebtedness and the increase in other assets associated with prepaid costs in connection with this offering.

During 2004, 2005 and 2006 and the nine months ended September 30, 2006 and September 30, 2007, our financing activities provided (used) $(0.3 million), $7.0 million, $30.9 million, $19.8 million and $33.1 million, respectively. The cash used in 2004 was primarily a result of the payment of notes payable of $1.3 million partially offset by the proceeds from the sale and issuance of 1 million shares of Series B redeemable convertible preferred stock in March 2004, for net proceeds of $1.0 million. The cash provided by financing activities in 2005 was primarily a result of the issuance of notes payable in the amount of $8.0 million partially offset in part by the repayment of notes payable in the amount of $1.0 million. The cash provided by financing activities in 2006 was a result of the issuance of venture debt in the amount of $10.0 million and the sale and issuance of 31,295,240 Series C units at $1.00 per unit, with each unit consisting of 1 share of Series C redeemable convertible preferred stock and a warrant for the purchase of 0.282538 shares of common stock including the conversion of $8.0 million of short-term notes for net proceeds of $21.9 million, offset partially by the repayment of notes payable in the amount of $0.9 million and deferred financing fees of $0.2 million. The cash provided by financing activities during the nine months ended September 30, 2006 is a result of the issuance of 29,295,240 Series C units at $1.00 per unit, with each unit consisting of 1 share of Series C redeemable convertible preferred stock and a warrant for the purchase of 0.282538 shares of common stock including the conversion of $8.0 million of short-term notes for net proceeds of $20.0 million, partially offset by the repayment of notes payable of $0.2 million. The cash provided by financing operations in the nine months ended September 30, 2007 is primarily the net result of the proceeds from the sale and issuance of 28,030,031 shares of Series D redeemable convertible preferred stock for net proceeds of $27.7 million and the issuance of venture debt in the amount of $5.0 million.

On September 4, 2007, we raised $28 million in our series D financing. We sold 28,030,031 Series D units for $1.00 per unit. Each unit consisted of one share of series D redeemable convertible preferred stock and warrants to purchase 0.25 shares of common stock with an exercise price of $0.01 per share.

In November 2006, we entered into a Loan Agreement with Hercules to borrow up to $15.0 million, $10.0 million of which was available immediately and an additional $5.0 million of which was available from March 31, 2007 through June 30, 2007 if we commenced our phase III clinical trial to support our NDA for Glinsuna and Metgluna during this period. In connection with the Loan Agreement, we granted Hercules a first priority security interest in all of our assets, except our intellectual property. Hercules will have the right to participate in one private placement of securities that we may complete after the consummation of this offering by investing up to $1.5 million in cash. In September 2007, we amended the terms of the Loan Agreement to extend the period during which we could commence our phase III clinical trial to support our NDA for Glinsuna and Metgluna from June 30, 2007 to September 19, 2007. In connection with this amendment, we requested that Hercules advance the additional $5.0 million. Borrowings under the Loan Agreement bear interest at a rate of prime plus 2.45%, which totaled 10.2% as of September 30, 2007. We have borrowed a total of $15 million under our Loan Agreement and, as of September 30, 2007, had an outstanding balance of $15.0 million. Until September 2007, we were obligated only to pay interest on the amounts outstanding under the Loan Agreement. Through September 30, 2007, we had made interest payments totaling $0.8 million. We will pay principal and interest in 39 monthly installments, the last of which will be due on December 22, 2010. Based upon the effective interest rate as of September 30, 2007, each of these monthly payments will be $0.5 million.

Operating Capital Requirements. We anticipate commercializing our first product in 2010, however, we anticipate we will continue to incur net losses for the next several years as we incur expenses to complete our phase III clinical trial, build commercial capabilities, develop our therapeutic candidates and expand our corporate infrastructure. We estimate that it will cost approximately $25 to $30 million to fund continued development of our Glinsuna and Metgluna product candidates, including the phase III trial for these product candidates, for pre-commercialization activities and the payment of required milestone payments to Kissei, our collaborative partner, but not including the cost related to a small focused sales force. We currently estimate that based on what we believe to be is current industry compensation for sales representatives, it will cost approximately $10 million for a sales force of approximately 50 persons. In addition, we estimate that it will cost approximately $13 to $17 million to fund continued development of each of our ghrelin antagonist and ghrelin agonist programs through phase I.

We believe our cash and cash equivalents, the $28.0 million of net proceeds from our series D financing in September 2007, the $5.0 million of proceeds from indebtedness incurred in September 2007, the interest from our investments and the proceeds from this offering, will be sufficient to meet our currently anticipated cash requirements for the next 18 to 24 months, including any anticipated milestone payments in connection with our in-licensed product candidates. This period may be extended if we receive milestones or other lump-sum amounts in connection with an existing or new collaborative arrangements.

If our available cash and cash equivalents are insufficient to satisfy our liquidity requirements, or if we develop additional opportunities, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and debt securities may result in additional dilution to our shareholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we were unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amounts of our working capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	Successful NDA filing, approval and commercialization of Glinsuna and Metgluna;

•	the expenses we incur in manufacturing, developing, marketing and selling our products;

•	the costs and timing of additional regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the rate of progress and cost of our product development activities;

•	the success of research and development efforts;

•	the emergence of competing or complementary therapeutic developments;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish; and

•	the acquisition of business, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are required to be disclosed under Item 303(a)(4)(ii) of SEC Regulation S-K.

Tax Loss Carryforwards

We had net operating loss carryforwards available to offset future federal and state taxable income of $86.6 million and $77.4 million, respectively, as of September 30, 2007, as well as federal and state research and development tax credit carryforwards of approximately $1.5 million and $0.8 million, respectively, available to offset future federal and state taxes. The net operating loss and credit carryforwards expire at various dates through 2027. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may result in a limitation on the amount of net operating loss carryforwards and research and development carryforwards which could be utilized annually to offset future taxable income and taxes payable. At September 30, 2007, we recorded a 100% valuation allowance against our net operating loss carryforwards of approximately $37.3 million, as our management believes it is uncertain that they will be fully realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss carryforwards, an adjustment to our net operating loss carryforwards would increase net income in the period in which we make such a determination.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2006:

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Short and long-term debt (including interest)	$18,707	$2,179	$10,908	$5,620	$—
Operating lease obligations	3,014	597	1,048	1,127	242
Capital lease obligations	5	5	—	—	—
Purchase obligations(1)	3,411	3,411	—	—	—

Total contractual cash obligations	$25,137	$6,192	$11,956	$6,747	$242

(1)

Excludes milestones and other potential lump-sum amounts that we may owe to our collaborative partners upon our achievement of specified milestones and royalties on sales of our products, once approved. See “Business—Collaborative Agreements.”

The following table summarizes our contractual obligations at September 30, 2007.

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Short and long-term debt (including interest)	$17,892	$5,455	$10,908	$1,529	$—
Operating lease obligations	2,566	535	1,078	953	—
Purchase obligations(1)(2)	19,379	16,728	2,651	—	—

Total contractual cash obligations	$39,837	$22,718	$14,637	$2,482	$—

(1)

Excludes milestones and other potential lump-sum amounts that we may owe to our collaborative partners upon our achievement of specified milestones and royalties on sales of our products, once approved. See “Business—Collaborative Agreements.”

(2)

These purchase obligations are clinical trial expenses and represent our estimated financial obligation assuming we complete the pivotal phase III on mitiglinide as planned, which is our intention. However, if circumstances dictated, we could terminate the trial at any point and significantly reduce the financial obligation to the amounts actually incurred at the time the trial is terminated.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 of the Notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued expenses

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services which have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our consolidated financial statements. Examples of estimated expenses for which we accrue include contract service fees paid to contract manufacturers in conjunction with the production of clinical drug supplies and to contract research organizations in connection with our preclinical studies and clinical trials. We accrue the costs incurred under these contracts based on factors such as estimates of work performed, milestones achieved, patient enrollment and costs historically incurred for similar contracts. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs, which have begun to be incurred, or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often determined based on subjective judgments. We make these judgments based upon the facts and circumstances known to us in accordance with GAAP. Through December 31, 2006, differences between actual and estimated accrued costs were not material to our results of operations or financial position. However, if our estimate of accrued expense as of December 31, 2006 were 10% higher or lower than the actual costs the balance of our accrued liabilities and our net loss would be increased or decreased by approximately $100,000. We anticipate that as our clinical trial activity increases, such differences could become more significant and potentially material to our results of operations and financial position.

Stock-based compensation

Prior to January 1, 2006, we applied the intrinsic-value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion 25, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25, to account for its equity-based awards to employees and directors. Under this method, if the exercise price of the award equaled or exceeded the fair value of the underlying stock on the measurement date, no compensation expense was recognized. The measurement date was the date on which the final number of shares and exercise price were known and was generally the grant date for awards to employees and directors.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” or SFAS No. 123(R), using the prospective transition method. Under the prospective transition method, compensation cost recognized in the year ended December 31, 2006 included the pro rata compensation cost for all stock-based payments granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the prospective transition method of SFAS No. 123(R), results for prior periods have not been restated. The impact of adopting SFAS No. 123(R) was not material to the net loss or cash flows. For all grants, the amount of stock-based compensation expense has been adjusted for estimated forfeitures of awards for which the requisite service was not expected to be provided. Estimated forfeiture rates are developed based on our analysis of historical forfeiture data. Prior to the adoption of the fair value recognition provisions of SFAS No. 123(R), stock-based payment expense was adjusted for actual forfeitures as they occurred. The cumulative effect of the change in accounting for forfeitures was immaterial.

Equity instruments issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force Issue (EITF) No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period.

For stock-based awards granted to both employees and non-employees, we use the fair value method of calculating stock-based compensation in accordance with SFAS No. 123 for awards prior to January 1, 2006 and SFAS No. 123(R) for awards after December 31, 2005. Calculating the fair value of stock-based awards requires the input of highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. Stock-based compensation expense is significant to our financial statements and is calculated using our best estimates which involve inherent uncertainties and the application of management’s judgment. Significant estimates include the expected life of the stock option, stock price volatility, risk-free interest rate and forfeiture rates.

The fair value of stock options was estimated at the grant date using the following assumptions:

	Year Ended December 31,	Nine Months Ended September 30,
	2006	2006	2007
Weighted-average volatility	71%	71%	70%
Weighted-average expected term	5.6	5.6	5.9
Weighted-average risk-free rates	4.42%	4.60%	4.77%
Expected dividend yield	0.0%	0.0%	0.0%

Volatility. For the calculation of expected volatility we lack company specific historical and implied volatility information. Therefore, we base our estimate of expected volatility on an analysis of reported data for a peer group of companies with sufficient trading history, similar vesting provisions and a similar percentage of stock options that are in the money. The peer group of companies consist of biopharmaceutical companies of similar size and stage of life cycle. The expected volatility of options granted has been determined using an average of the historical volatilities of this peer group of companies for a period equal to the expected term of the option. We intend to continue to consistently apply this process using the same similar entities until a sufficient amount of historical information regarding the volatility of the Company’s own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to the Company. In this latter case, more suitable, similar entities whose share prices are publicly available would be utilized in the calculation. This conclusion and approach is consistent with the approach utilized by management when valuing share-based payment awards reported via pro forma results for SFAS No. 123 and SFAS No. 148.

Risk Free Rate. The risk-free rate utilized when valuing share-based payment arrangements is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the particular instrument being valued. This is consistent with the approach we utilized when valuing share-based payment awards reported via pro forma results for SFAS No. 123 and SFAS No. 148.

Forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In determining our forfeiture rate we use historical data to estimate pre-vesting forfeitures and record stock based compensation expense only on the awards that are expected to vest. The forfeiture rate selected did not have a material impact on stock-based compensation expense in the year ended December 31, 2006. We estimated forfeitures of 9.8% for the year ended December 31, 2006. Prior to adoption of SFAS 123R, we accounted for forfeitures of stock option grants as they occurred.

Expected Term. We have very little historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for our stock option grants. As a result, for stock options granted we estimate the expected term of stock options based on the expected term of options granted by publicly traded industry peers. Similar entities consist of biopharmaceutical companies of similar size and stage of life cycle. The Company intends to continue to consistently apply this process using the same similar entities until a sufficient amount of historical information becomes available, or unless circumstances change such that the identified entities are no longer similar to the Company.

Dividends. We have never and do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model.

For stock options granted to employees, we allocate expense on a straight-line basis over the requisite service period. For stock options granted to non-employees, we allocate expense using an accelerated recognition method as prescribed in FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an Interpretation of APB Opinion No. 15 and 25.”

There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, or if we decide to use a different valuation model, the stock-based compensation expense that we record in the future under SFAS No. 123(R) may differ significantly from what we have recorded and could materially affect our operating results.

If the fair value of our common stock at the valuation dates were deemed to be higher, then our stock-based compensation expense, and net loss, would have increased. For every 10% per share increase in the fair value of our common stock, our stock-based compensation expense and associated net loss would have increased by approximately $0.005 million in 2006 and $0.016 million for the nine months ended September 30, 2007.

The following table presents the grant dates and related exercise prices of stock options granted to employees and consultants in the year ended December 31, 2006 and the nine-month period ended September 30, 2007:

	Number of Options Granted	Exercise Price	Fair Value of Common Stock
February 2, 2006	97,500	$0.10	$0.10
May 10, 2006	30,000	$0.10	$0.10
October 4, 2006	433,500	$0.15	$0.37
November 9, 2006	2,855,000	$0.15	$0.37
December 14, 2006	171,650	$0.15	$0.37
January 30, 2007	1,125,000	$0.15	$0.45
May 1, 2007	830,000	$0.29	$0.61
July 24, 2007	16,500	$0.65	$0.65
September 19, 2007	121,500	$0.79	$0.79

Total	5,680,650

In the absence of a public trading market for our common stock, our Board of Directors determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including:

•	our stock option grants involved illiquid securities in a private company;

•

prices of our redeemable convertible preferred stock issued primarily to outside investors in arms-length transactions, and the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our results of operations, financial status and the status of our research and product development efforts;

•	our stage of development and business strategy;

•	the composition of, and changes to, our management team; and

•

the likelihood of achieving a liquidity event for the shares of our common stock underlying stock options, such as an initial public offering of our common stock or our sale to a third-party, given prevailing market conditions.

Contemporaneous valuations were prepared as of September 30, 2006, April 30, 2007 and September 15, 2007 for the purpose of granting stock options during 2006 and 2007. In July 2007, in connection with this offering, we subsequently deemed it appropriate to reassess the fair value of our common stock with respect to options granted in the fourth quarter of 2006 and the first and second quarter of 2007 and we performed three retrospective valuations as of September 30, 2006, December 31, 2006 and April 30, 2007. We also believe the preparation of the retrospective valuations was necessary to reassess the fair value of our common stock for financial reporting purposes due to an accelerated timeline to initial public offering or other liquidity event as a result of an improvement in market conditions and our completion of milestone events. After we completed the retrospective valuations for these dates, we prepared a contemporaneous analysis performed as of July 22, 2007 and again on September 15, 2007 to assist our board of directors in determining the fair value of our common stock used in stock option grants during July 2007 and September 2007. As part of our retrospective and the contemporaneous analysis, multiple factors were considered, including business milestone events and financial conditions during 2006 through 2007, research and development activities, the lack of liquidity in our common stock and the increasing likelihood in the pursuit of an initial public offering.

Our valuation model used the Market Approach concepts outlined in AICPA Technical Practice Aid titled Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid, in order to estimate the future expected enterprise value of our company. We believe the valuation methodologies used in the retrospective and contemporaneous valuations are consistent with the Practice Aid.

In order to allocate the enterprise values we determined to our common stock, we used the probability weighted expected return method described in the Practice Aid. Under this method, the value of our common stock is estimated based upon an analysis of future values for our company assuming various future outcomes, the timing of which is based on the plans of our board and management. Share value is based on the probability-weighted present value of expected future values, considering each of the possible outcomes available to us as well as the rights of each share class. The fair value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to our shareholders under each of three possible future scenarios.

There were three scenarios considered under this methodology: (a) become a public company through the completion of an initial public offering in February 2008; (b) sale or merger at a premium to our liquidation preference of preferred stock, or a premium sale, as of April 2008; and (c) sale or merger below the full liquidation preference of preferred stock as of April 2009.

The fair value of our common stock under the initial public offering scenario was determined by taking the projected future enterprise value and reducing it by the projected outstanding interest bearing debt and addition of our projected cash as of the future liquidity date to determine the net proceeds available for allocation to common shareholders. The preferred stock was assumed to convert into common stock at the conversion ratios as set forth in our certificate of incorporation in the initial public offering scenario. The present value of these future public offering proceeds were determined using a risk adjusted discount rate, as disclosed on the following pages for each valuation date. In the sale scenarios, the projected future enterprise value was reduced by the projected outstanding interest bearing debt and addition of our projected cash as of the liquidity event date to determine the net proceeds, if any, available for allocation to the preferred shareholders and the common shareholders. In allocating the net proceeds available to the preferred and common shareholders, the proceeds were allocated as set forth in our certificate of incorporation related to the liquidation of our company. In these scenarios, the preferred shareholders first receive their full liquidation preference and then if any remaining proceeds are available, the preferred shareholders share ratably amongst the preferred and common shareholders into which such shares of preferred stock is convertible into common on an as if converted basis. The present value of these future sale scenario proceeds were determined using a risk adjusted discount rate as disclosed on the following pages for each valuation date.

For each of our retrospective and contemporaneous valuations, the selected probability weighted and future expected enterprise values for the initial public offering and sale scenarios were based on a market approach. In the application of this approach, we considered the Guideline Public Company Method as described in the Practice Aid. We began by analyzing valuations of initial public offerings of development stage pharmaceutical companies approximately within a twenty-four month period prior to the valuation date. More specifically, we selected guideline companies that completed their initial public offerings in 2005, 2006 and 2007 and had drug candidates in phase I, phase II or phase III clinical trials. We concluded that these companies were most comparable to its stage of development based upon the status of our clinical programs. We did not include any guideline companies that had not begun clinical trials or companies that had a marketed product. We selected an expected enterprise value based upon the mean of the IPO pre-money valuations of this group of guideline companies in 2005, 2006 and 2007 together.

The estimation of present values of our common stock was calculated using assumptions including: the expected enterprise value based on the market approach described above; the expected dates of the future initial public offering sale; and then discounted at an appropriate risk-adjusted discount rate to result in present values. The risk-adjusted discount rate was based on the inherent risk of a hypothetical investment in our common stock. An appropriate rate of return required by a hypothetical investor was determined based on: (1) well established venture capital rates of return published in the Practice Aid for firms engaged in bridge financing in anticipation of a later initial public offering; and (2) our calculated cost of capital. Our calculated cost of capital was developed based upon a quantitative and qualitative analysis of factors that would impact the discount rate. If different discount rates had been used, the valuations would have been different.

In applying the market approach in the sale scenario, we analyzed recent guideline transactions of development stage pharmaceutical companies. Our selected transaction enterprise value was supported by published transaction values of companies in similar stages of development during the preceding twenty four months of the valuation date. Finally, in applying the market approach in the sale below the full liquidation preference scenario, we applied a transaction enterprise value assuming a sale of our existing research and intellectual property at a value that would not allow the preferred stockholders to realize their full liquidation value. Under a sale below full liquidation preference scenario no proceeds would be available to distribute to common shareholders.

We used a 35% probability weight for the initial public offerings scenario in our September 2006 valuation and we increased this percentage in each valuation going forward to reflect the increased probability of a public offering as significant business milestones were achieved, including the issuance of series C redeemable convertible preferred stock in June, August, September and November 2006 with net proceeds of $30 million, entering into a collaborative agreement with Siena in February 2007, announcement of clinical data at American Diabetes Association conference highlighting the ability of Glinsuna, progress on our ghrelin antagonist program and increased discussions with investment bankers regarding a public offering in late 2007. In general, the closer a company gets to an initial public offering, the higher the probability assessment weighting is for the “public company” scenario. Thus the probability weight assigned to an initial public offering scenario increased from 35% at September 2006, to 40% at December 2006, to 45% for April and July of 2007, and to 70% at September 15, 2007.

We also considered the possibility of a premium sale within a similar timeline adjusted for the timeline to complete a sale process, and at the same enterprise value as an initial public offering. As a result, the combined initial public offering and premium sale probabilities as of the September 2006, December 2006, April 2007, July 2007 and September 15, 2007 valuation dates were 70%, 75%, 80%, 80% and 85%, respectively. We did not include a discount for lack of marketability in any of our valuations.

The fair values of our common stock increased throughout 2006 reducing the difference between the fair value of our common stock and the estimated initial public offering price range. The increase in fair value was attributed to business and operating milestones and our proximity to a potential initial public offering, and the engaging of investment bankers. The retrospective fair value of our common stock on September 2006 was determined to be $0.37 per share. The fair value of common stock on that date contemplated the following:

•

As of the September 30, 2006 valuation date, we selected a probability of an initial public offering of 35%, sale at a premium scenario of 35%, and sale below our liquidation preference of 30%. The 35% probability of an initial public offering was based on:

•	our need to raise substantial amounts of capital in order to sustain operations;

•	completion of several tranches of Series C preferred stock financing;

•	our entering into a license agreement with Kissei, in which we obtained the exclusive right to develop and commercialize mitiglinide and combination products;

•	uncertainty regarding the regulatory requirements for NDA submissions for Glinsuna and Metgluna;

•	related risks identified in the need for additional collaborative agreements;

•	the then status of our other development programs; and

•	the addition of new capabilities with new hires.

•	The expected future enterprise value for both the initial public offering and sale at a premium scenario.

•	The timeline to complete an initial public offering of 17 months and a premium sale of 2.25 years.

•	The future enterprise value of proceeds were discounted at rate of return of 35% for sale and initial public offering scenarios.

The retrospective fair value of our common stock on December 2006 was determined to be $0.45 per share. The fair value of common stock on that date contemplated the following:

•

As of the December 31, 2006 valuation date, we selected a probability of an initial public offering of 40%, sale at a premium scenario of 35%, and sale below our liquidation preference of 25%. The increased probability from 35% to 40% of an initial public offering was due to:

•	the shorter timeline to an initial public offering;

•	the completion of the final tranche of the Series C financing;

•	discussions at a pre-IND meeting with the FDA regarding the potential approval of Glinsuna and Metgluna;

•	the continued advancement of our development programs; and

•	the addition of new capabilities with new hires.

•	The expected future enterprise value for both the initial public offering and sale at a premium scenario.

•	The timeline to complete an initial public offering of 14 months and a premium sale of 17 months.

•	The future proceeds were discounted at rate of return of 35% for sale and initial public offering scenarios.

The retrospective fair value of our common stock on April 30, 2007 was determined to be $0.61 per share. The fair value of common stock on that date contemplated the following:

•

As of the April 2007 valuation date, we selected a probability of an initial public offering of 45%, sale at a premium scenario of 35%, and sale below our liquidation preference of 20%. The increased probability from 40% to 45% of an initial public offering was based on:

•	our entering into a collaborative agreement with Siena;

•	the continued advancement of our development programs; and

•	the addition of new capabilities with new hires.

•	The expected future enterprise value for both the initial public offering and sale at a premium scenario.

•	The timeline to complete an initial public offering of ten months and a premium sale of 12 months.

•	The future proceeds were discounted at rate of return of 30% for sale and initial public offering scenarios.

The contemporaneous fair value of our common on July 22, 2007 was determined to be $0.65 per share. The fair value of common stock on that date contemplated the following:

•

A probability of an initial public offering of 45% was selected as the initiation of a pivotal phase III mitiglinide clinical trial increased significantly the likelihood of a short term liquidity event and we estimated an 80% probability of experiencing either a public offering or a sale at a premium in 2007 and utilized similar enterprise value for initial public offering and sale at a premium scenario, based on:

•	the likelihood of completing our series D financing;

•	our announcement of the presentation of clinical data which indicated the ability of Glinsuna to maintain glycemic control in patients with type 2 diabetes;

•	completion of additional pre-clinical work on Glinsuna and receipt of confirmation from the FDA regarding its adequacy;

•	our presentation of data regarding the safety and efficacy of our ghrelin antagonists at two major international conferences; and

•	the addition of new capabilities with new hires.

•	The expected future enterprise value for both the initial public offering and sale at a premium scenario.

•	The timeline to complete an initial public offering of six months and a premium sale of ten months.

•	The future proceeds were discounted at rate of return of 30% for sale and initial public offering scenarios.

The contemporaneous fair value of our common on September 15, 2007 was determined to be $0.79 per share. The fair value of common stock on that date contemplated the following:

•

A probability of an initial public offering of 70% was selected as we engaged investment bankers to initiate the process of an initial public offering and began the drafting of a registration statement. We estimated an 85% probability of experiencing either a public offering or a sale at a premium in 2007 and utilized a similar enterprise value for initial public offering and sale at a premium scenario, based on:

•	the completion our Series D financing raising net proceeds of $28 million;

•

we entered into a strategic relationship with Novartis who invested $10 million in our Series D round of financing through an investment fund managed by MPM Capital and will have the right to negotiate an option agreement to either ghrelin agonist or a sirtuin product candidate.

•	The estimated timeline to complete an initial public offering of five months and a premium sale of eight months.

•	The future proceeds were discounted at rate of return of 30% for sale and initial public offering scenarios.

The primary factors contributing to the difference between the fair value of our common stock as of each grant dates and the estimated initial public offering price range of $             per share include the factors discussed, most notably:

•	Engaging investment bankers to initiate the process of an initial public offering, drafting of a registration statement and filing a registration statement.

•	Completion of Series C and Series D preferred stock and debt financings.

•	Initiation of a strategic relationship with Novartis in September 2007.

•	Initiation of pivotal phase III clinical study prior to NDA.

•	The addition of new capabilities with new hires.

•	Public financial market conditions during throughout 2006 and 2007.

•	Patent enrollment in our phase III clinical trial.

•	Continued progress of our ghrelin programs.

•	The addition of new capabilities with new hires, including our Chief Financial Officer and Chief Medical Officer.

•

Upon successful completion of an initial public offering, enterprises typically experience a further reduction in their cost of capital. A reduction in the cost of capital increases the enterprise value.

•	The completion of an initial public offering and the expiration of certain lock-up agreements would reduce limitations on the ability of holders to transfer the equity securities.

•

There is no assurance we will complete a public offering or other liquidity event at the pricing range provided by our investment bankers or that we will be able to complete the initial public offering of our company’s common stock.

Based on the factors described above, the probability weighting of being able to proceed with an initial public offering increased significantly, thus reducing the difference between the fair value of common stock and the estimated initial public offering price range. While we have formally initiated the public offering process as of this date, there is no assurance that we will actually proceed with the initial public offering.

We have incorporated the fair values calculated in the contemporaneous and retrospective valuations into the Black-Scholes option pricing model when calculating the stock-based compensation expense to be recognized for the stock options granted to employees between October 4, 2006 and May 1, 2007. The retrospective valuations generated per share fair values of common stock of $0.37, $0.45 and $0.61, respectively, at September 30, 2006, December 31, 2006 and April 30, 2007, respectively. This resulted in intrinsic values of $0.22, $0.30 and $0.32 per share, respectively, at each grant date between October 4, 2006 and May 1, 2007. The contemporaneous and retrospective evaluations incorporated into the Black-Scholes option pricing model resulted in a compensation charge for options granted between October 4, 2006 and May 1, 2007 of $30, $0 and $197 for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively.

Valuation models require the input of highly subjective assumptions. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make assurances of any particular valuation of our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

Recent Accounting Pronouncements

In July 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (FIN 48) to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 as of January 1, 2007, as required and determined that adoption of FIN 48 did not have a material impact on our financial position and results of operations. We did not recognize interest or penalties related to income tax during the period ended December 31, 2006 and did not accrue for interest of penalties as of December 31, 2006. We do not have an accrual for uncertain tax positions as of December 31, 2006 or September 30, 2007. Tax returns for all years beginning 1999 and thereafter are subject to future examination by tax authorities.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the requirements of SFAS 157; however, it does not believe that its adoption will have a material effect on its financial statements.

In June 2007, the FASB issued EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,” or EITF 07-3. EITF 07-3 requires that nonrefundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized. The capitalized amounts should be expensed as the related goods are delivered or the services are performed. EITF 07-3 is effective for new contracts entered into during fiscal years beginning after December 15, 2007. We are currently analyzing the effect, if any, EITF 07-3 will have on our consolidated financial position and results of operations.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2006 and September 30, 2007, we had cash and cash equivalents and short-term investments of $21.2 million and $40.9 million, respectively, consisting of cash and highly liquid short-term investments. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in short-term marketable securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

Borrowings under the Loan Agreement bear interest at a rate of prime plus 2.45%, currently 10.2%. As of September 30, 2007, we had an outstanding balance of $15.0 million under our Loan Agreement. Assuming this outstanding balance remains unchanged for the subsequent twelve months, interest obligations resulting from a 1% increase in the prime rate would increase our net loss by approximately $150,000 for the twelve month period.

Foreign Currency Exchange Rate Risk

We are exposed to a number of risks relating to fluctuations in foreign currencies. Our collaborative arrangement with Siena provides that they will make payments to us based on Euro-denominated amounts. We currently purchase the active pharmaceutical ingredient for our mitiglinde product candidates from Kissei based on prices determined in Japanese Yen. We also make payments in the ordinary course of business in non-U.S. dollar denominated amounts, including for outsourced chemical analysis where the contract price is set in Indian rupee. Fluctuations in the exchange ratio of the U.S. dollar and these foreign currencies will have the effect of increasing or decreasing our revenues or expenses even if there is a constant amount of revenue or expense in such foreign currencies. For example, if the U.S. dollar strengthens against a foreign currency, then our revenues will decrease given a constant payment amount in such foreign currency.

During the nine months ended September 30, 2007 and 2006, 3.5% and 0.6%, respectively, and during the years ended December 31, 2006 and 2005, 2.4% and 0.4%, respectively, of our expenses were denominated in foreign currencies. The impact on our revenues and expenses from foreign currency exchange rate risk is based on a number of factors, including the exchange rate (and the change in the exchange rate from the prior period) between a foreign currency and the U.S. dollar, and the amounts received or expenses paid that are denominated in foreign currencies. We do not currently hedge our foreign currency exchange rate risk. However, based upon the minimal amount of revenue generated under the Siena Agreement and the relatively low portion of our expenses denominated in foreign currencies, we do not believe that a 10% change in the value of the U.S. dollar against the Euro, Indian rupee or Japanese Yen would have a material impact on our operating results or financial condition.

BUSINESS

We are a pharmaceutical company focused on the discovery, development and commercialization of pharmaceuticals for the treatment of metabolic diseases such as diabetes and obesity. Our scientific founders identified that interactions between specific genes and enzymes can slow the aging process, and we are developing compounds that stimulate these interactions and will be used to treat a range of diseases of aging, including metabolic disease. Metabolic diseases, including our primary targets of type 2 diabetes and obesity, constitute important global pharmaceutical markets in terms of size, growth and unmet medical need. Obesity rates are on the rise not only in the U.S. but also around the world, and are contributing to a worldwide epidemic of type 2 diabetes. Despite the high prevalence, expected growth, and injurious health consequences of these diseases, there are relatively few satisfactory therapeutic options available.

We have several programs in various phases of development to address unmet medical needs within these large commercial markets. For example, our phase III product candidates, Glinsuna (mitiglinide) and Metgluna (mitiglinide plus metformin), represent near-term commercial opportunities in the U.S. for the treatment of type 2 diabetes. Our ghrelin antagonists represent a potential new approach to treating metabolic diseases and we have confirmed the favorable effects of treatment with our compounds across a range of metabolic parameters in animal models. We believe ghrelin may be a master regulator of metabolic function and that our ghrelin antagonists may have clinical utility in the treatment of type 2 diabetes, obesity and lipid disorders. In addition, we have built upon our knowledge of ghrelin to advance a ghrelin agonist program and our sirtuin program is an example of how we continue to use our understanding of the pathways which slow the aging process to identify interesting targets for the development of drugs to treat metabolic diseases.

We believe that the strength of our scientific platform has been recognized, in part, by our recently initiated strategic relationship with Novartis International Pharmaceuticals, or Novartis. In September 2007, Novartis made a $10 million equity investment in Elixir through an investment fund managed by MPM Capital, our largest stockholder. Simultaneously, we entered into an agreement under which Novartis company paid us an initial lump-sum fee and will have the right to negotiate to obtain rights to develop and commercialize either our ghrelin agonist product candidate or one of our sirtuin programs.

Glinsuna/Metgluna

We expect that, if approved, our first product to enter the market will be Glinsuna (mitiglinide) for the treatment of type 2 diabetes. Glinsuna is a short-acting pharmaceutical compound which increases insulin secretion that, if approved by the FDA, we intend to launch into the U.S. glinide market which we estimate to be an approximately $300 million segment. Based on what we believe is a competitive product profile, we in-licensed mitiglinide from Kissei in Japan where it has been approved and marketed since 2004.

Metgluna is our twice-daily fixed combination product candidate which, if approved by the FDA, we believe represents an even larger commercial opportunity. Metgluna couples our glinide, Glinsuna, with metformin, the first-line and most widely prescribed type 2 diabetes treatment. Due to the progressive nature of type 2 diabetes, maintaining glycemic control typically requires that new therapies be added to metformin over time. We believe Metgluna is an ideal next step beyond metformin as it targets the dual defects of type 2 diabetes. Metgluna’s metformin component targets control of fasting plasma glucose, or FPG, and the Glinsuna component targets control of postprandial glucose, or PPG. Metgluna will offer a convenient fixed combination product option to physicians and to the sub-optimally controlled subset of what we estimate to be 5.4 million existing metformin patients.

We believe the large, global clinical database has demonstrated that mitiglinide, either alone or in combination with metformin, is a safe and effective treatment for type 2 diabetes. To date, mitiglinide has been evaluated in over 4,000 patients in over 60 clinical trials, including six core, randomized trials by Kissei and its other current and former licensees, each of which achieved its primary endpoint. We are conducting a pivotal phase III clinical trial in the U.S. for our NDAs for both Glinsuna and Metgluna, which we expect to submit in 2009. Subject to successful completion of this trial and if approved by the FDA, we expect to launch Glinsuna and Metgluna in 2010 utilizing a small, highly-targeted Elixir sales force.

Ghrelin Antagonist

We believe ghrelin antagonism is a potential breakthrough approach for the treatment of a range of metabolic diseases, including type 2 diabetes, obesity and lipid disorders, each of which represents a multi-billion dollar market opportunity. Ghrelin is a potent hormone which acts through the ghrelin receptor as a master regulator of metabolic function. Ghrelin’s importance was initially highlighted when human studies demonstrated its powerful effects on appetite. Subsequent research, including new discoveries at Elixir, revealed ghrelin’s broader role in the regulation of glucose homeostasis, lipid profiles and body composition. For example, genetically eliminating, or “knocking-out,” ghrelin or the ghrelin receptor in mice fed a high-fat diet results in increased insulin sensitivity, improved triglyceride and cholesterol levels, and overall resistance to obesity in mice. These knock-out mice otherwise appear normal and healthy.

Using structure-assisted drug design a method of creating chemical compounds based on an understanding of the configuration of the target human receptor, we have internally discovered and developed a series of potent, small molecule antagonist compounds that block the ghrelin receptor. Oral administration of our compounds in mouse models of diet-induced obesity, or DIO, and early diabetes resulted in similarly favorable metabolic effects to the knock-out models with respect to blood glucose levels, insulin resistance, HbA1c, triglycerides, total cholesterol, liver fat, body weight and white fat when compared to placebo.

We believe we have the most advanced ghrelin antagonist program in the industry based on surveying published literature, as well as frequent interactions with thought-leaders in the field and pharmaceutical companies working in the area. We expect to commence human clinical trials in the fourth quarter of 2008 with a ghrelin antagonist initially targeting type 2 diabetes, subject to identification of a clinical product candidate and successful completion of investigational new drug, or IND, enabling studies demonstrating an acceptable safety and efficacy profile. We currently own 100% of the worldwide rights to our ghrelin antagonist compounds.

Ghrelin Agonist

Building upon our knowledge of the ghrelin receptor and associated physiology, we are also pursuing the development of a small molecule ghrelin agonist compound. In addition to stimulating food intake, agonists to the ghrelin receptor have been shown to increase gastric motility in animal studies. We believe our ghrelin agonist product candidate may have clinical utility across a broad range of indications with market potential that we estimate may exceed $2 billion worldwide, including opioid-induced bowel dysfunction, or OBD, and cancer cachexia. Rather than initiate a de novo chemistry effort, we elected to jump start our program by in-licensing a ghrelin agonist compound, together with several back-up compounds, from BMS. This BMS compound has been the subject of extensive preclinical development and we have been able to capitalize on this progress with rapid initiation of IND-enabling studies. Subject to successful completion of those studies and the submission to the FDA and approval of an IND, we expect to begin human clinical testing of our ghrelin agonist product candidate in 2008.

Sirtuins

Building upon our knowledge of the regulation of aging and metabolism, we believe we have developed a leadership position in the field of sirtuins, or SIRT. One of Elixir’s founders first identified that overexpression of a sirtuin gene called silent information regulator 2, or Sir2, increased the lifespan of yeast. Sirtuins are well conserved across species and humans have seven related sirtuin genes labeled SIRT1 through SIRT7. Sirtuins recently have received a significant amount of attention in the scientific and popular press with publication of data indicating that ingestion of a red wine extract up-regulates the SIRT1 enzyme and leads to a variety of beneficial health effects including improvement in metabolic function. We believe that by increasing or decreasing the activity or the amount of sirtuin enzymes, sirtuin modulators may also have potential clinical utility in numerous large pharmaceutical markets with unmet medical needs such as cancer and neurodegenerative diseases. We have an extensive intellectual property position with regards to screening, chemical composition of matter and utility claims for sirtuin modulators.

Our Strategy

Our objective is to be a leader in the discovery, development and commercialization of new treatments for metabolic diseases. The core elements of our strategy include:

•	Launch our product candidates to treat metabolic diseases, such as type 2 diabetes, if approved, utilizing a small focused sales force targeting high prescribers.

•

We intend to generate sales of Metgluna by quickly building awareness with key prescribers of the inherent advantages of Metgluna’s convenient fixed combination presentation targeting the dual defects of type 2 diabetes: FPG and PPG. We believe that there is a significant commercial opportunity to transition existing metformin patients who are sub-optimally controlled to Metgluna. We expect to differentiate Metgluna from other fixed combinations through its favorable safety profile and competitive pricing. We believe Glinsuna will be perceived as a best-in-class glinide based upon its competitive safety and efficacy profile and we expect to capture share from the two existing competitors, Novo Nordisk’s Prandin and Novartis’ Starlix.

•

We intend to build a highly targeted U.S. sales force to sell our phase III product candidates Glinsuna and Metgluna, once approved by the FDA, to high prescribers of metformin and other glinide products. We believe we can maximize the return on our investment in sales and marketing by focusing on the top three percent of all physicians who account for twenty percent of metformin prescriptions. We believe we can cover these top prescribers with an initial force of approximately fifty sales representatives. Once established, our sales force will serve as a platform in the metabolic disease market from which will have the ability to market our future products, such as our ghrelin antagonist, as well as future in-licensed products.

•

Continue the rapid development of our internally discovered ghrelin antagonists as a potential next-generation therapy for the treatment of a range of metabolic diseases, including type 2 diabetes and obesity.

•

Our ghrelin antagonists have demonstrated the ability to significantly lower blood glucose levels, insulin resistance, HbA1c, triglycerides, total cholesterol, liver fat, body weight and white fat in animal models when compared to placebo. We intend to exploit these findings by developing ghrelin antagonists as potential treatments for diabetes, obesity, and a variety of other metabolic diseases, including lipid disorders and diseases of fatty liver.

•

We believe we have the most advanced ghrelin antagonist program in the industry. We may enter into collaborative arrangements with large pharmaceutical companies to ensure that our program continues on the most rapid global development and commercialization track, while retaining certain development and commercialization rights for ourselves.

•	Advance the development of our other therapeutic candidates with novel mechanisms and significant clinical and commercial potential.

•

Ghrelin Agonist—We intend to progress our ghrelin agonist product candidate from our current preclinical studies to human clinical testing for the treatment of OBD, cancer cachexia and other indications. Building upon our knowledge of ghrelin biology and pharmacology, we intend to advance our product candidate to proof of concept in humans when we believe we can maximize value from the program by partnering with a large pharmaceutical company.

•	Sirtuins—We intend to continue to identify and advance the development of compounds modulating SIRT to exploit what we believe is the broad potential clinical utility of sirtuins. We will internally develop our compounds with potential utility in metabolic disease and we may enter collaborations for compounds targeting diseases that are outside of our core focus of metabolic disease such as cancer or neurodegenerative diseases.

•

Other Research and Development Programs—We intend to build upon our research and development expertise to pursue additional novel programs that address the large unmet medical needs in metabolic disease. Our drug discovery strengths lie in our knowledge of the biology of the complex pathways of aging and metabolism and our ability to develop novel chemistries to modulate targets in these pathways. We believe animal models of metabolic disease are highly predictive of human clinical response and we have developed significant expertise within these models.

•	Establish collaborative partnerships with other pharmaceutical companies.

•

To create value for our stockholders, we may enter into strategic relationships with large and small pharmaceutical companies to: realize value from our development programs more quickly; access new or larger markets; or pursue target indications outside our focus on metabolic disease.

Elixir Pipeline

The following table summarizes our product candidates and development programs:

Program	Product Candidate	Initial Indications	Status	Commercialization Rights
Glinide	GlinsunaTM (mitiglinide)	Type 2 diabetes	Phase III trial ongoing; NDA expected 2009	North & South America
	MetglunaTM (mitiglinide plus metformin)	Type 2 diabetes	Phase III trial ongoing; NDA expected 2009	North & South America
Ghrelin	Antagonist	Type 2 diabetes; obesity	Selection of a development candidate expected 2008 IND filing and initiation of phase I trial expected 4Q08	Worldwide
	Agonist	Opioid-induced bowel dysfunction; cancer cachexia	Preclinical studies initiated IND filing and initiation of phase I trial expected 2008	Worldwide, if Elixir elects to partner is subject to BMS Rights of First Negotiation(1)
Sirtuin Modulators	SIRT1 Inhibitor	Huntington’s Disease; certain cancers	Proof of principle expected 2008 IND filing by Siena and initiation of phase I trial expected 4Q08	Worldwide, subject to Siena’s rights to negotiate a license for treatments for neurodegenerative diseases(1)
	SIRT2 Inhibitor	Type 2 diabetes; obesity	Preclinical studies	Worldwide(1)
	SIRT1 Activator	Type 2 diabetes; obesity	Preclinical studies IND filing and initiation of phase I trial expected 2009	Worldwide(1)
(1)	Potentially subject to the rights Novartis has under the terms of the strategic relationship we entered into during September 2007. See “—Collaborative Agreements.”

The Market Opportunity for New Treatments in Metabolic Disease

Obesity

Obesity is a major health crisis in the U.S. and has become a worldwide epidemic. Obesity has been characterized as “the number one health threat” facing the nation, and is forecasted to become the leading cause of mortality in the U.S., overtaking smoking-related illnesses, all according to the Center for Disease Control and Prevention, or CDC. According to the World Health Organization, or WHO, there are as many as 1.6 billion people worldwide considered to be overweight, 400 million of whom are estimated to be obese. In the U.S., approximately 134 million adults are overweight, of which 63 million are considered obese and 9 million are considered severely obese. Approximately 300,000 deaths per year in the U.S. are associated with obesity according to the Department of Health and Human Services, or HHS. According to the National Health and Nutrition Examination Survey from 1980 to 2002, the prevalence of obesity in the U.S. doubled to approximately 30% of the adult population with an additional 34% being classified as overweight. HHS and the North American Association for the Study of Obesity consider excessive body weight to be associated with a host of complications, including diabetes, hypertension, high cholesterol, coronary artery disease, cancer, liver and pulmonary disease which are often precipitated or exacerbated by the obese condition.

In 2000, HHS estimated the overall annual economic costs of obesity in the U.S. to be $117 billion. Americans spend an estimated $40 billion per year on diet-related products alone. Despite the size of this unmet medical need, the pharmaceutical market to treat obesity is relatively small because there are few therapies currently available and most are ineffective or poorly tolerated by patients. While some patients are candidates for gastric bypass or reduction surgery, the potential complications, including mortality, and the substantial costs and recovery time make it a realistic option only for those patients characterized as morbidly obese. A measure of the urgency of this unmet medical need in the U.S. is the growing success of Byetta, a drug recently approved for type 2 diabetes. In spite of the fact that patients must self-inject Byetta twice a day, the drug has been remarkably successful. We believe the modest weight loss benefits of Byetta have been one of the drivers of its commercial success. This success demonstrates the very significant commercial opportunity for safe, effective and novel pharmaceuticals that treat obesity.

Type 2 Diabetes

As with obesity, the incidence of type 2 diabetes is growing at an alarming rate and has reached epidemic proportions in developed countries around the world. An aging population, poor dietary habits and increasing obesity rates are all driving the increasing incidence of type 2 diabetes. While obesity does not directly cause the hyperglycemic condition associated with diabetes, the correlation is striking as statistics indicate that 90% of type 2 diabetics are overweight or obese.

At least 180 million people worldwide have diabetes and over the next two decades that number will more than double, according to the WHO. In the U.S., the total prevalence of diabetes in 2005 was estimated to be 20.8 million people, or 7.0% of the population. Type 2 diabetes accounts for 90% to 95% of all diagnosed cases of diabetes. Type 2 diabetes is frequently not diagnosed until complications appear, and approximately one-third of all people with diabetes are undiagnosed. Type 2 diabetes is a complicated metabolic disorder that involves multiple factors including loss of sensitivity to the effects of insulin, a decrease in the body’s ability to produce insulin and the overproduction of glucose by the liver. Uncontrolled diabetes results in abnormally high blood sugar levels, a condition known as hyperglycemia. The long-term adverse effects of hyperglycemia include blindness and loss of kidney function as well as nerve damage, loss of sensation and poor circulation in the extremities, each of which may eventually necessitate amputation. Diabetes is currently the sixth leading cause of death by disease and is the leading cause of kidney disease and non-traumatic lower limb amputations as well as blindness among young adults.

The primary goal in the treatment of diabetes is to maintain tight glycemic control as measured by HbA1c, a broad measure of glucose control over a three month period. FPG and PPG are both measures of current glucose levels. Elevated FPG has been associated with the development of microvascular disease complications, including damage to the retina. Elevated PPG has been associated with the development of macrovascular disease, including cardiovascular disease.

There are six classes of oral agents approved for the treatment of type 2 diabetes that are differentiated by their mechanisms of action and effect on either FPG, PPG or both. There are those that improve insulin sensitivity (metformin and thiazoliadinediones, or TZDs), those that increase insulin secretion (sulfonylureas and glinides) and those that block food absorption into the gut (alpha-glucosidase inhibitors, or AGIs). The newest oral agent on the market (dipeptyl peptidase IV, or a DPP-IV inhibitor) focuses on the action of a glucagon-like peptide-1, or GLP-1, a peptide that, like the glinides, enhances glucose-dependent insulin secretion and exhibits other antihyperglycemic actions.

Treatment of type 2 diabetes is typically characterized by a poly-pharmaceutical approach. Generally at diagnosis, patients are initiated on one oral medication, usually metformin, to control hyperglycemia. As a result of the progressive nature of type 2 diabetes, HbA1c typically rises over time and additional medications with complimentary mechanisms are added to the treatment regime as needed. Despite the variety of therapeutic approaches available today, a recent study in the Annals of Internal Medicine estimated that more than half of diagnosed patients have not achieved adequate control of their blood sugar levels and are therefore more at risk for complications associated with type 2 diabetes. We believe that this unmet medical need, in combination with a growing patient population, is driving a large commercial opportunity for new products for the treatment of type 2 diabetes.

Our Programs and Products

Glinsuna for Type 2 Diabetes

Glinsuna (mitiglinide) is a member of the glinide class of drugs which lower blood glucose by rapidly stimulating the release of insulin from the pancreas in a glucose-dependent fashion.

Based on our extensive clinical database, we believe Glinsuna is a safe and effective treatment for type 2 diabetes, either alone or in combination with metformin. To date, mitiglinide has been evaluated in over 4,000 patients in over 60 clinical trials, including six core, randomized clinical trials conducted by Kissei and its other current and former licensees, each of which achieved its primary endpoint. Mitiglinide was launched in Japan under the brand name Glufast in May 2004 by Kissei and is co-marketed by Takeda Pharmaceuticals. We estimate that Glufast has been prescribed to an estimated more than 500,000 patients since 2004. In 2006, Glufast achieved sales of approximately $50 million in Japan, having captured approximately one third of the Japanese glinide market, or five percent of the $1 billion Japanese oral type 2 diabetes market, in just over two years.

We in-licensed North and South American rights from Kissei for mitiglinide and all combination products which will enter the $7 billion U.S. oral type 2 diabetes market. Based on its competitive product profile, we believe Glinsuna, if approved, will capture a portion of what we estimate to be the approximately $300 million U.S. glinide market. In spite of little to no active promotion of the class as well as the launch of other new classes of treatments for type 2 diabetes, revenues from the sale of glinides have continued to grow modestly over the past few years. We believe that sales for type 2 diabetes products are promotion sensitive, and combined with its competitive product profile, the launch of Glinsuna by a small specialized sales team will allow us to capture a portion of this market. The approval of Glinsuna is also expected to lead to the approval and launch of a larger product opportunity, our fixed combination Metgluna.

Glinsuna Market: The Glinides

In the treatment of diabetes, the primary goal is to maintain overall glycemic control as measured by HbA1c and reduce both FPG and PPG levels. Glinides specifically target the reduction of elevated PPG which has been associated with the development of macrovascular disease, a disease affecting the arteries that provide blood flow to major structures including the heart, kidneys and legs.

Glinides have been shown to be an effective and safe therapy for lowering HbA1c by stimulating insulin secretion. Their short-acting mechanism leads to a lower risk of hypoglycemia or weight gain compared to the sulfonylureas, the other class of type 2 diabetes treatments that increases insulin secretion. Based on market research, we believe the primary reason glinides have not been more broadly prescribed is that they are dosed three times a day.

In the United States, there are two glinides approved to treat type 2 diabetes, Prandin and Starlix. In a comparative study of patients not adequately controlled with metformin alone, Prandin decreased FPG more significantly than Starlix. However, patients on Prandin experienced a higher number of hypoglycemic events than Starlix. We believe that Glinsuna has a competitive profile since it blends the best attributes of both existing glinides, an efficacy profile similar to Prandin and a superior safety profile.

Market data indicates there is a core group of physicians who prescribe the bulk of the glinide class. In 2006, only 5% of physicians prescribing diabetes products wrote 80% of all glinide prescriptions in the U.S. This group of physicians continues to prescribe glinides despite the lack of active promotion of Prandin and Starlix. Glinides are dosed with meals, and are very effective in reducing PPG and reducing HbA1c. While the three times a day dosing schedule may have limited their broad use, this core group of prescribing physicians appear to be strong believers in the need to treat PPG and appear to like the safety and efficacy profile of this class of agents. For these physicians and their patients, we believe Glinsuna will be an attractive treatment option.

This relatively small group of active prescribing physicians will enable us to deploy a relatively small sales force targeted at capturing a share of what we estimate to be the approximately $300 million U.S. glinide market. Importantly, these physicians prescribe not only glinides but also metformin and other classes of diabetes treatments. Most diabetes therapies work well in combination due to their different, complementary mechanisms of action, including newer agents such as the recently launched DPP-IV inhibitor. Thus, Glinsuna could potentially be used together with these other therapies, with the exception of the sulfonylureas which target the same receptor as the glinides. Finally, while Metgluna, if approved, is the larger commercial opportunity and our sales force will be deployed based primarily on that opportunity, the addition of Glinsuna, if approved, should efficiently leverage our sales force to generate additional sales.

Competition

Novo Nordisk launched Prandin in 1998 in the U.S. Novo Nordisk recently announced a strategic decision to focus on biologics and we believe this, in part, led them to de-emphasize promotion of Prandin to physicians. Recently, we believe there has been no active sales force promotion or marketing of the product, with the exception of limited direct mail sampling. Novartis launched Starlix in 2000 in the U.S. We believe Novartis has ceased all active promotion of Starlix due to its small revenue contribution relative to its other, larger products. Even with these very limited promotion efforts, the glinide class has grown despite other new agents coming to market. We estimate that Prandin and Starlix generated revenues of $306 million in the U.S. during 2006.

Development Achievements and Plan

Mitiglinide has been evaluated in over 4,000 patients, both as monotherapy and in combination trials, across sixty clinical trials worldwide, including six core randomized trials, each of which successfully reached its primary endpoint. Through our license with Kissei, we have obtained rights to all of the data from these trials which were conducted by Kissei and its former licensees. Glufast was launched in Japan in May 2004 by Kissei and is co-marketed by Takeda Pharmaceuticals, and we estimate that Glufast has been prescribed to more than 500,000 patients since 2004.

Mitiglinide for Type 2 Diabetes Mellitus: Randomized Efficacy Trials

Results from the following six clinical trials were presented to the FDA in our pre-NDA meeting as the six randomized, controlled trials which would represent the “core” of our submission to the FDA for review and approval of mitiglinide. The primary efficacy endpoint for each of these trials was a reduction of HbA1c. We will supplement these results and the results of our ongoing pivotal phase III clinical trial with data from approximately 54 additional trials to complete the clinical trial data section of our submission.

Principal Investigator Countries	Comparator	Total Patients	Patients treated with Mitiglinide	Dosing(1) (mg)	Duration	p-values(2)
Spain/Germany/EU	repaglinide	720	363	up to 40	12 months	<0.001
France/EU	acarbose	369	184	up to 40	12 months	<0.001
Australia/New Zealand	combination versus metformin	324	109	up to 40	7 months	<0.001
Japan	placebo	185	139	up to 20	12 weeks	<0.001
Japan	placebo	204	102	10	12 weeks	<0.001
Czech Republic	glibenclamide	195	99	up to 40	9 weeks	None(3)

(1)	Each dose administered three times daily at the beginning of meals.
(2)

P-values are an indication of statistical significance reflecting the probability of an observation occurring due to chance alone. A p-value < 0.001 means that the probability of the event measured occurring by chance is less than 1 in 1,000.

(3)	Study results included descriptive statistics only and were not designed to demonstrate differences between treatment arms.

The first three trials listed above are the key Caucasian database of well-controlled, randomized clinical trials of six months or longer. In addition to being included in our NDAs, we intend to use the data from these three trials to differentiate Glinsuna and Metgluna’s commercial profile.

One phase III trial demonstrated that mitiglinide provided similar blood glucose control and better tolerability as compared to the largest selling glinide, Prandin (repaglinide). This trial was a twelve-month, double-blind comparator trial of 720 patients with type 2 diabetes. There was an additional twelve-month open label phase to this study. The primary objective of the trial was to demonstrate non-inferiority of mitiglinide compared to Prandin administered in optimal dosages for type 2 diabetic patients. The primary efficacy endpoint was the evaluation of HbA1c. Mitiglinide met the primary endpoint of non-inferiority to Prandin with a statistical significance (p<0.001), as measured by HbA1c levels. Mitiglinide demonstrated a better safety profile than Prandin, with minor hypoglycemia rates of 5.0% for mitiglinide compared to 9.5% for Prandin. There were no reports of major hypoglycemia for either product.

A second phase III trial demonstrated the safety (as measured by adverse events relating to renal function) and efficacy (as measured by reductions in HbA1c) of mitiglinide in the elderly, an important and growing segment of the type 2 diabetes population. This trial was a twelve-month, double-blind comparator trial of 369 patients over the age of 65 with type 2 diabetes. The primary objective of the trial was to demonstrate non-inferiority of mitiglinide compared to Precose (acarbose), a member of another oral class targeting PPG, administered in optimal dosages for elderly type 2 diabetic patients. The primary efficacy endpoint was the evaluation of HbA1c. Mitiglinide was shown to be non-inferior compared with Precose with a statistical significance (p<0.001) as measured by HbA1c levels. Patients treated with Precose reported gastrointestinal side effects with a 13% overall incidence rate as compared to 2% of patients treated with mitiglinide. No major hypoglycemic episodes were observed in either group. Type 2 diabetics are at risk for developing renal insufficiency and two-thirds of the participants in this trial had mild to moderate renal impairment.

A third European phase III trial demonstrated that the addition of mitiglinide provides an additional reduction in HbA1c for patients who are sub-optimally controlled by metformin alone. This trial was a seven-month, double-blind trial with 324 diabetic patients on metformin treatment, with an additional five month open label period. The primary objective of the trial was to assess the efficacy of mitiglinide given alone or in combination with metformin compared to metformin monotherapy in type 2 diabetic patients sub-optimally controlled on metformin. The primary efficacy endpoint was the evaluation of HbA1c. The trial showed with statistical significance (p<0.001) that mitiglinide in combination with metformin provided superior glycemic control over metformin or mitiglinide alone as measured by HbA1c levels. No major hypoglycemic episodes were observed.

The first Japanese study referenced in the table above demonstrated that three different doses, 5, 10, and 20 mg three times daily, were all more effective in lowering HbA1c than placebo over twelve weeks to a highly statistically significant degree. A second three-arm Japanese study demonstrated that a 10 mg dose of mitiglinide was superior to placebo to a highly statistically significant degree in lowering HbA1c, based on the percentage of patients, 51% vs. 11%, respectively, at or below the established target 7% HbA1c levels. This trial also demonstrated that mitiglinide was as efficacious in lowering HbA1c levels, in fact, numerically better, as a product in another class of diabetes drugs called voglibose. There were no safety issues identified with mitiglinide in either of these two Japanese studies. Hypoglycemia rates in patients taking mitiglinide in both of these studies were similar to placebo.

The study of mitiglinide versus glibenclamide was conducted primarily in the Czech Republic. This study compared the efficacy and safety of mitiglinide versus a product from another class of compounds known as the sulfonylureas over nine weeks. This study was not designed to test for statistically significant differences, but did demonstrate similar efficacy for mitiglinide versus glibenclamide using descriptive statistics only. Mitiglinide, however, had a better safety profile than the sulfonylurea because patients taking mitiglinide had lower rates of hypoglycemia.

Based on discussions with the FDA, we are currently conducting a 300 patient pivotal phase III randomized, placebo-controlled six month clinical trial. Our trial is evaluating metformin monotherapy compared to a combination of metformin plus mitiglinide (three times daily and twice daily). Our trial is designed to demonstrate superiority of the Glinsuna combinations versus metformin alone in the reduction of HbA1c. The study is expected to enroll patients from at least 60 clinical sites in the United States and will supplement our existing phase III data package with additional exposure in U.S. minorities. This trial introduces our glinide monotherapy and its combination use with metformin to U.S. physicians and will support the expected submission of our NDAs in 2009 for both Glinsuna and Metgluna for the treatment of type 2 diabetes.

We are conducting our pivotal phase III clinical trial with the support of Quintiles, a large contract research organization that has substantial experience in conducting type 2 diabetes trials. Under the terms of our master agreement with Quintiles, they have agreed to assist us on an as-requested basis with clinical trial support, research and other services. The specific terms of each assignment, including the price and timeline for its completion, are negotiated on an assignment by assignment basis. We are under no obligation to continue using Quintiles’ services to support clinical trials. Either we or Quintiles may terminate the master agreement upon 60 days notice.

Metgluna for Type 2 Diabetes

We believe Metgluna, our twice-daily mitiglinide plus metformin fixed combination product candidate, represents a significant commercial opportunity for Elixir. Metformin is the cornerstone of type 2 diabetes treatment as it lowers HbA1c, and its safety profile is well established. Due to the progressive nature of the disease, continued glycemic control typically requires new therapies be added to the treatment regime over time. We believe Metgluna is an ideal next step beyond metformin as it targets the dual defects of diabetes. Metgluna’s metformin component targets control of FPG and the Glinsuna component targets control of PPG. The complementary mechanisms of Metgluna mimic the way the body naturally addresses increased blood glucose.

We believe clinicians are increasingly aware of the growing body of evidence of the benefits of treating both FPG and PPG. Our plan for Metgluna is to target the highest-prescribing metformin physicians. Metgluna will offer a convenient fixed combination product option to physicians and to the sub-optimally controlled subset of what we estimate to be 5.4 million existing metformin patients.

The majority of metformin patients are on a twice-daily dosing regimen, typically taken at breakfast and dinner. In one clinical trial, mitiglinide in combination with metformin was shown to significantly lower HbA1c levels in patients not adequately controlled on metformin alone. Our on-going clinical trial in the U.S. is expected to further demonstrate that when added to metformin, mitiglinide can be dosed twice-daily and result in a significant reduction in HbA1c versus metformin alone.

Metgluna Market

Metformin is the most widely prescribed treatment for type 2 diabetes in the U.S., both in total prescriptions and in new prescriptions. After diet and exercise, it is usually the first oral therapy to be prescribed to a type 2 diabetes patient. As the disease continues to progress over time and additional oral therapies are often added to the treatment regime.

As poly-therapy with metformin is common in the treatment of type 2 diabetes, combining agents with metformin into fixed combinations was a logical step to provide for enhanced patient convenience and compliance to therapy. In 2000, BMS launched the first of these fixed combination products with twice daily GlucovanceTM, combining metformin with the sulfonylurea glyburide. BMS was very successful in transitioning patients to this new fixed combination, and GlucovanceTM reached sales of over $400 million by the third full year of sales. The primary advantages of metformin and the sulfonylureas have been that they effectively lower HbA1c and are inexpensive. Physicians have been comfortable prescribing sulfonylureas with metformin given the large body of clinical experience accumulated over a long period of time. However, the addition of a sulfonylurea to metformin therapy is also associated with substantial side effects. Weight gain and high incidences of minor and major hypoglycemia are common adverse side effects of sulfonylureas. Sulfonylureas are no longer promoted, with the last branded product having gone generic in 2006, and, coupled with their side effects, their popularity is declining.

This was followed by another class of combination products, metformin plus TZDs, being approved and launched. TZDs are effective, but are expensive and associated with side effects such as fluid retention and weight gain. Cardiac safety concerns have recently been raised and have led to the addition of black box warnings to these products. So while the metformin plus TZD combinations have offered patients the benefits of increased convenience, they retain the limitations of the TZD class.

We believe that the safety profile of Metgluna compares favorably to these older fixed combinations. When Merck developed JanuviaTM they filed for approval of the twice daily combination of JanuviaTM plus metformin called JanumetTM (sitagliptin plus metformin) even prior to the approval of the single agent therapy. We believe that payors, as well as cost conscious physicians and patients, will support the use of Metgluna as we expect it will deliver similar efficacy more cost-effectively than some of these newer fixed combinations.

We intend to position Metgluna as a first-choice therapy when initial treatment with metformin does not result in adequate glycemic control. Metgluna will be dosed with morning and evening meals, similar to current twice-daily dosing regimen of metformin. We believe that this will address the burdensome three times per day dosing obstacle that has limited broad use of the glinide class to-date, and that the fixed combination with metformin provides optimal patient convenience. The Metgluna product message will be simple and compelling for busy physicians, and builds on the broad success of metformin and the established use of fixed dose combinations. We believe Metgluna will compete favorably against existing fixed combination products based on its efficacy, side effect profile and cost effectiveness.

Development Achievements and Plan

A European phase III trial demonstrated that the addition of mitiglinide provides a further reduction in HbA1c for patients who are sub-optimally controlled by metformin alone. That trial showed (p<0.001) that mitiglinide in combination with metformin provided superior glycemic control over metformin alone as measured by HbA1c levels.

Additionally, Metgluna’s NDA submission will be supported by our currently on-going pivotal phase III randomized, placebo-controlled six month study comparing metformin monotherapy to a combination of mitiglinide added to metformin (twice daily and three times daily). This is a three-arm study with 100 patients per arm comparing the benefit of both twice daily dosing and three times daily dosing of mitiglinide, up to 40 mg per dose, added to metformin, versus placebo added to metformin. This study is designed to demonstrate superiority of twice daily dosing and three times daily dosing of mitiglinide added to metformin as compared to metformin alone as measured by a change in HbA1c.

A pharmacokinetic study demonstrating bioequivalence between taking the individual tablets (metformin plus Glinsuna) and our fixed combination Metgluna tablet is expected to be the final element to an anticipated NDA that we currently expect to submit in 2009. This approach has been used to obtain FDA approval for each of the other fixed combination products with metformin.

Glinsuna and Metgluna Sales Force Strategy

To launch Metgluna and Glinsuna and achieve rapid penetration into the core target audience, we envision creating a small, focused diabetes specialty sales force composed of experienced sales representatives with diabetes-specific experience, contacts and knowledge. We believe that we have a significant sales opportunity with Metgluna, and anticipate that an approximately 50 person sales team is sufficient initially to capitalize on that opportunity. While metformin is widely prescribed by more than 285,000 physicians, we plan to target the 8,000 to 10,000 highest prescribing physicians who write 20% of all metformin prescriptions. We believe this strategy of focusing our resources on those physicians with the highest potential for Metgluna prescriptions will allow us maximize the return on our investment in sales and marketing.

This group of high prescribing metformin physicians generally also prescribe glinides. Market data indicates that more than one third of patients on Prandin or Starlix are also on metformin. Thus, while Metgluna represents the largest market opportunity and will be the primary promoted product by our sales force, the introduction of Glinsuna will achieve additional revenues in a cost-effective manner. We believe that sales of diabetes products generally are highly responsive to promotion. Given the lack of active promotion for the currently available glinides, we believe a modest promotional effort will allow Glinsuna to gain share of this existing market.

We plan for our sales team to promote and sample our products only in key metropolitan areas allowing for maximum call efficiency with shorter travel times between calls. By targeting a relatively small number of physicians and making frequent sales calls on those targets, we believe that we can educate physicians to achieve rapid conversion of current metformin patients to Metgluna. This sales team will also be building relationships with key opinion leaders. Their support will be important for Metgluna and Glinsuna, as well as for input on pipeline programs. Our targeted physicians that treat type 2 diabetes also treat a number of related metabolic diseases, including other future Elixir target markets of obesity and lipid disorders.

We may chose to augment our sales force’s efforts with a co-promotion partnership with a company having a larger sales force calling on a broader audience of physicians. A co-promotion partnership for Metgluna could dramatically increase our penetration across the broader group of physicians prescribing metformin. A large pharmaceutical partner would allow for expanded promotional coverage of nearly all physicians representing approximately 80% of total metformin prescriptions. This would result in a four-fold increase from the currently anticipated coverage of only high-potential prescribers, or 20% of the metformin market.

Ghrelin Antagonist

Our focus on metabolic disease and the pathways that we believe impact aging and metabolism led us to an important human hormone called ghrelin. Ghrelin sits in the center of a central pathway which we believe is a master regulator of metabolic function and aging. Our research supports the notion that a ghrelin antagonist may have clinical utility across a range of metabolic diseases, but the longer-term potential is that this approach may positively affect an even broader range of diseases of aging.

Ghrelin is a hormone released from the stomach into the circulation that stimulates receptors in one region of the brain called the hypothalamus (Figure 1). This particular brain region controls a variety of endocrine functions including food intake, energy metabolism and growth hormone, or GH, release. In a variety of species, including man, administration of ghrelin not only increases GH release but also powerfully stimulates food intake and, in several species, ghrelin promotes fat storage and body weight gain.

Figure 1.	Ghrelin is a hormone released from the stomach. It is released into the circulation where it acts primarily upon neurons in the hypothalamus of the brain affecting insulin sensitivity, plasma glucose levels, body composition, fat storage and utilization, lipid synthesis, GH release, and gastric motility.

Mice lacking the ghrelin hormone or the ghrelin receptor have been very informative in establishing ghrelin antagonism as an attractive potential approach to treat metabolic disease. Ghrelin or ghrelin receptor knockout mice have significantly lower blood glucose levels, insulin resistance, HbA1c, triglycerides, total cholesterol, liver fat, body weight and white fat when compared to normal mice fed the same diet. These mice also show increased insulin sensitivity, improved triglyceride and cholesterol levels, and overall resistance to obesity. These observations suggest that blocking ghrelin signaling may be an effective treatment for type 2 diabetes, in addition to treating obesity and lipid disorders. The goal of Elixir’s small molecule ghrelin antagonist program is to pharmacologically recapitulate the phenotype observed in the ghrelin receptor knock-out mice under conditions of metabolic stress.

We have identified a series of novel, potent antagonists to the ghrelin receptor. In animal models of diet-induced obesity and early diabetes our ghrelin antagonists demonstrate significantly lower body weight, white fat, blood glucose, insulin resistance, HbA1c, triglycerides, total cholesterol and liver fat as compared to animals treated with placebo.

Ghrelin Antagonist Market

We believe that ghrelin is a master regulator of metabolic function and that our ghrelin antagonists may have clinical utility in the treatment of a variety of metabolic diseases such as those defined under the clinical umbrella of metabolic syndrome. Metabolic syndrome is often used to describe a constellation of linked metabolic disorders including obesity, type 2 diabetes (insulin resistance), lipid disorders and high blood pressure. This metabolic disruption predisposes individuals to myriad medical complications including kidney failure, neurological disorders, blindness, peripheral vascular disease, coronary artery disease and stroke. It is currently estimated that approximately 50 million American are affected by these associated diseases. From a treatment perspective, while each of these disease pathologies can be addressed separately, targeting a central mechanism which appears to control many or all of these metabolic functions may be a more effective and efficient approach. We believe that ghrelin antagonism may be one approach with such broad therapeutic applications.

Rising obesity rates are causing a major health crisis and obesity has become a worldwide epidemic. Obesity has been characterized by the CDC as “the number one health threat” facing the U.S., and is forecasted to become the leading cause of mortality in this country, overtaking smoking related illnesses. In 2000, HHS estimated that the overall annual economic burden of obesity in the U.S. is $117 billion. Americans are estimated to spend $50 billion per year on diet-related products alone. Despite the size of this unmet medical need, the pharmaceutical market to treat obesity is relatively small because there are relatively few therapies currently available and most are ineffective or poorly tolerated by patients. Several pharmaceutical products have been approved for obesity marketing in the U.S. Approved obesity drugs are generally prescribed for short-term use and only a select few have been approved for longer-term maintenance therapy. Several older drugs, indicated for short-term administration, have an undesirable amphetamine-like profile. For example, Meridia (sibutramine) has been shown to stimulate modest weight loss but is associated with increased cardiovascular risk. This can represent a significant medical risk for obese patients since many of them are already susceptible to heart disease. Another entrant, Xenical (orlistat) has also been show to effect modest weight loss, but complications of flatulence, fecal incontinence and urgency have limited its use. Orlistat was recently launched in over-the-counter form under the brand name Alli and, despite well-published discussions of its complications, Alli’s manufacturer forecasts that it will reach at least $1.5 billion in annual sales. In sum, there is a significant unmet medical need for safe and effective new pharmaceutical approaches to treat obesity, and ghrelin antagonism may represent one such novel approach.

Type 2 diabetes, characterized by elevated levels of HbA1c and insulin resistance, is also growing at an alarming rate and has reached epidemic proportions in developed countries. This increasing incidence is being driven by an aging population, poor dietary habits, sedentary lifestyle and increasing obesity rates. While obesity does not directly cause the hyperglycemic condition associated with diabetes, the correlation is striking as statistics indicate that 90% of type 2 diabetics are overweight or obese. Worldwide, at least 171 million people have diabetes and it is expected to double over the next two decades. Today, there are six classes of oral agents approved for the treatment of type 2 diabetes. They are differentiated on their mechanisms of action such as increasing insulin sensitivity, increasing insulin secretion, or blocking food absorption into the gut. Some treatments have side affects that are not desirable. For example, sulfonylureas increase weight and some agents that block food absorption can cause gastric distress. Because type 2 diabetes is a progressive disease, HbA1c typically rises over time and additional medications with a complimentary mechanism are added to the treatment regime as needed. We believe that mechanisms which increase insulin sensitivity, allowing patients to utilize their own insulin most efficiently, represent an excellent approach. Our internally discovered and developed series of potent, small molecule antagonist compounds that block the ghrelin receptor have generated favorable metabolic effects in animal experiments that include increased insulin sensitivity, lower triglycerides, lower total cholesterol and lower fat.

Competition

Several small and larger pharmaceutical companies have early-stage ghrelin antagonist programs. We believe that we have the most advanced small molecule ghrelin antagonist program in the industry and are aware of only one other product candidate that has entered clinical trials, an unsuccessful injectable therapeutic vaccine from a small Swiss-based company. We are aware that several large pharmaceutical companies have or had active medicinal chemistry efforts against this target. However, we do not believe any of these programs has reached a more advanced stage than ours.

Other Potential Indications for a Ghrelin Antagonist

Lipid disorders. Hyperlipidemia, or elevated levels of cholesterol in the blood, can lead to an accumulation of cholesterol and other substances in the inner walls of the arteries, causing reduced blood flow to critical organs, including the heart. Hyperlipidemia is one of the primary risk factors for coronary heart disease, or CHD, which is the leading cause of death in the U.S. Clinical studies have demonstrated the benefit of lipid-lowering medications in both the primary and secondary prevention of CHD events. These drugs are a major component of the global cardiovascular market, which is valued at an estimated $100 billion. Animal models have shown that administration of our ghrelin antagonists results in improved triglyceride and cholesterol levels. Our ghrelin antagonists may therefore not only be an efficacious treatment for hyperlipidemia but also may be able to lower the overall risk of CHD.

Fatty Liver Diseases. Fatty liver diseases represent a progressive spectrum of fat deposition causing liver dysfunction. Non-alcoholic fatty liver disease, or NAFLD, arises in individuals who drink minimal amounts of alcohol but acquire fatty deposits in the liver known as steatosis, mainly due to inappropriate amounts of fat in the diet. In its earliest forms this may have no effect on liver function. A more progressive form of fatty liver disease, known as non-alcoholic steatohepatitis, or NASH, is characterized by inflammatory infiltrates that lead to fibrosis and scarring of the liver. Eventually this progresses to cirrhosis and eventual liver failure, and can also result in liver cancer. Obese individuals and diabetics are most at risk to develop fatty liver disease; 70% of obese individuals and 75% of type 2 diabetics eventually develop NAFLD or NASH. Animal models have shown that administration of our ghrelin antagonists results in reduced liver fat and may therefore be an efficacious treatment for NAFLD or NASH.

Gastrointestinal hypermotility syndromes. In some individuals, food passes too rapidly through the intestinal tract to allow nutrients time to be digested and absorbed. This physiology results in the dumping syndrome, characterized by a severe osmotic diarrhea. This syndrome classically occurs in patients with a short intestinal track following surgical resection. Because ghrelin is a pro-motility hormone, a ghrelin antagonist may have efficacy in managing this condition.

About 20% of the U.S. population is thought to suffer from irritable bowel syndrome, and approximately 30% of these patients have a functional diarrhea as a primary symptom. Although the mechanism behind this disorder is not well understood, a putative anti-motility agent such as a ghrelin antagonist may be an efficacious treatment.

Development Achievements and Plan

We have identified five different chemistry series of potent small molecule antagonists to the human ghrelin receptor through a structure-assisted drug design program. We constructed a three-dimensional model of the ghrelin receptor and undertook to design molecules which antagonize this receptor. We have identified a number of compounds that antagonize the ghrelin receptor when administered orally to animals. These molecules have been shown in laboratory experiments, or in vitro, to be highly potent and selective.

In a diet induced obesity, or DIO, mouse model, we have demonstrated that ghrelin antagonist compounds administered orally have an effect on diabetes and obesity. In this model, we rendered the animals obese, insulin resistant and hyperglycemic by feeding them a diet consisting of 60% fat content. When dosed at 60 mg per kg twice per day for 28 or 56 days, a ghrelin antagonist compound significantly ameliorated metabolic deficits of DIO mice. Treated mice became more insulin sensitive and had lower HbA1c levels when compared to placebo-treated mice. Administration of this compound also resulted in a 10% lower body weight versus the placebo group. The weight differential was primarily white fat and we observed no significant reductions in skeletal muscle mass. Total cholesterol and plasma triglyceride levels were also lower. Liver fat and liver lipid deposits were significantly lower in the ghrelin antagonist-treated group.

The results of our eight week DIO mouse study are summarized below.

Metabolic Parameter		8 weeks of treatment
		Elixir ghrelin antagonist			Placebo			% Difference	P value
Glucose Homeostasis	Insulin GTT (AUC)(1)	308	+/-	75	536	+/-	78	-42.5	<0.0001
	% HbA1c	3.55	+/-	0.27	4.01	+/-	0.15	-11.5	<0.0001

Body Composition	Body weight (g)	42.0	+/-	4.1	46.8	+/-	2.8	-10.3	<0.05
	White fat-omental(2) (g)	0.46	+/-	0.17	0.78	+/-	0.14	-41.7	<0.01

Lipid Profile	Triglycerides (mg/dL)	71	+/-	4	82	+/-	12	-13.4	<0.05
	Cholesterol (TC/HDL-C)	1.16	+/-	0.09	1.36	+/-	0.07	-14.7	<0.001
	Liver (g)	1.17	+/-	0.15	2.13	+/-	0.20	-45.2	<0.0001
	Liver % fat	15.9	+/-	4.2	28	+/-	2.5	-43.0	<0.0001

(1)

GTT refers to a standard glucose tolerance test and AUC, or area under the curve, refers to the total cumulative plasma insulin during the 2 hours after glucose is administered to a mouse in the glucose tolerance test.

(2)	White fat-omental refers to one of the fat pads located in the peritoneal, or belly, region of the mouse. It is distinct from subcutaneous fat and is considered the “bad” fat in metabolic diseases.

Our work in this area with our oral ghrelin antagonists has allowed us to develop a deep understanding of ghrelin biology and pharmacology. We have identified several compounds that have demonstrated similar effects, but have not yet identified a development candidate which has satisfactorily demonstrated acceptable pharmaceutical properties, including parameters such as ion channel interactions, potency, crystallinity and oral bioavailability. We are currently in the final stages of lead optimization, working towards selection of a clinical development candidate.

Ghrelin Agonist

The clinical effect of ghrelin administration and small molecule ghrelin agonism in humans is well validated. For example, studies have shown that ghrelin stimulates the release of GH, and increases food intake by activating feeding centers in the hypothalamus. These effects have been observed in several species, including humans. Ghrelin also stimulates fat production, decreases fat breakdown and decreases metabolic rate, all features that have the net effect of fat storage. In animal studies, ghrelin also stimulates gastric motility.

Our lead ghrelin agonist product candidate is a potent, orally active full agonist to the ghrelin receptor. We believe that our ghrelin agonist may have clinical utility as a therapy for a number of indications, including gastric motility disorders such as OBD, cancer cachexia and other diseases. There are few effective and safe therapeutic options for patients today, and we believe that successful development of our ghrelin agonist would fulfill a significant unmet medical need.

We licensed the worldwide rights for development and commercialization of our lead ghrelin agonist and several backup compounds for all therapeutic indications from BMS in April 2005. We believe that this compound has a competitive profile compared to other ghrelin agonists in development and in particular has an excellent safety profile, particularly with regards to pre-clinical cardiovascular safety. BMS retains a royalty interest in commercial sales, as well as certain milestone payments. If we elect to pursue a development or commercialization partnership, BMS currently maintains a right of first negotiation.

Ghrelin Agonist Markets for Primary Indications

Opioid-induced Bowel Dysfunction. Patients on opioid analgesics for chronic pain syndromes frequently develop debilitating opioid-induced constipation. With an estimated 4 to 5 million patients on chronic pain medications, of which an estimated 50% will develop severe constipation, there is a large unmet medical need. Therapies are needed that restore the normal GI function but do not interfere with the opioid analgesic effect. There are no currently approved therapies for OBD. Because ghrelin has been shown in third parties’ studies to stimulate gastric motility, it may prove an efficacious treatment for OBD.

Cancer cachexia. An estimated 80% of patients diagnosed with cancer also suffer from cancer-associated cachexia, a condition of malnourishment and wasting of body tissues. Available treatments for this condition are utilized in only a relatively small percentage of patients because of limited efficacy and significant side effects. The cancer cachexia market is part of the overall supportive care oncology market which exceeds $12 billion in worldwide revenues and includes erythropoietin-based products such as Epogen and therapies to prevent nausea such as Zofran™. Approximately 80,000 patients per year are treated for cachexia at a market value approaching $400 million, primarily with progesterone and testosterone-like steroidal derivates such as Megace™, Oxandrin™ and Marinol™, all of which have significant side effects. We believe that with the introduction of more efficacious and safe therapeutics, the size of this market could grow significantly. Third parties’ studies with ghrelin and ghrelin agonists have been shown to both stimulate appetite and reverse nitrogen loss, which we believe translates into a substantial market opportunity for successful development of a ghrelin agonist.

Competition

The most advanced competitive oral ghrelin agonist program in cachexia is from Sapphire Therapeutics Inc., or Sapphire. Sapphire in-licensed their small molecule ghrelin agonist from Novo Nordisk, and it has successfully completed phase II testing in cancer patients and is currently in early phase II testing for cancer cachexia. Gastrotech and Daiichi Sankyo have injectible ghrelin hormone analogues in phase II trials for unspecified subtypes of cachexia. Gastrotech has not reported any development since February of 2006 when they announced their compound was entering phase II. Daiichi Sankyo has not publicly reported any data.

For gastrointestinal motility, the most advanced ghrelin agonist programs are from Tranzyme Pharmaceuticals, Inc., or Tranzyme, and Sapphire. Tranzyme has an intravenous ghrelin receptor agonist that has completed phase IIa clinical trial testing efficacy in diabetic patients with severe gastroparesis. They have announced that they will also be pursuing an indication for post-operative ileus. In addition, they have reportedly developed an oral formulation which is in phase I testing for mild to moderate gastroparesis. Sapphire is also developing its small molecule for post-operative ileus which is entering phase I/II clinical testing.

Based upon the preclinical work we have completed to date, we believe that our ghrelin agonist will have a competitive profile. However, given the early-stage nature of our ghrelin agonist program as well as that of Tranzyme and Sapphire’s programs, it is premature to conclude whether our ghrelin agonist has more or less potential than Tranzyme’s, Sapphire’s or another third party’s.

Other Potential Indications for a Ghrelin Agonist

Post-operative ileus. Post-operative ileus, or POI, is the impairment of gastrointestinal motility that routinely occurs following abdominal, gynecological, and pelvic surgeries. POI is considered as an inevitable, deleterious response to these surgeries and can increase hospital stay by 4 days or more, resulting in a significant additional expense. During this time, patients are neither able to tolerate oral feeding nor have bowel movements. This indication is particularly attractive because currently there is no marketed therapeutic solution. An estimated 5 million surgeries result in some degree of POI. Because ghrelin has been shown in third parties’ studies to stimulate gastric motility, it may prove an efficacious treatment for POI.

Cachexia/heart failure. The prevalence of people with chronic heart failure in the U.S. is about 1%. Approximately 20% of these patients, or 980,000 individuals, suffer from cardiac cachexia, a poorly understood syndrome resulting in weight loss, particularly lean body mass. A ghrelin agonist may be a particularly appealing therapy for this condition because ghrelin not only increases appetite and improves nitrogen balance, but also improves cardiac output.

Development Achievements and Plan

We have a ghrelin agonist product candidate which binds with high affinity and selectivity to the ghrelin receptor. When administered intravenously, intraperitoneally, or orally to a variety of animal species, our product candidate stimulated the release of GH into the blood stream. Unlike several other small-molecule ghrelin agonists, we have not observed cardiovascular or ion channel abnormalities by single or repeat dosing of our ghrelin agonist product candidate in dogs or rodents. Extensive ion channel analysis of our ghrelin agonist product candidate has not shown any untoward effects on several key ion channels involved in cardiac function. No cardiovascular or general toxicities have been observed in animal models at high exposure levels.

We are currently performing preclinical studies for our ghrelin agonist product candidate. Our strategy for this program is to develop it through proof of concept in man, a potentially key value inflection point, and then partner as the likely indications for this product are outside of the current scope of our commercial focus. In September 2007, we initiated a strategic relationship with Novartis. Under the terms of our agreement, Novartis has the right to negotiate to obtain rights to develop and commercialize our ghrelin agonist product candidate. For more information about our collaboration with Novartis, see “—Collaborative Agreements.”

Sirtuin Modulators

Elixir’s founding technology is based on the identification of genes and pathways that regulate aging and we continue to use our understanding of these pathways which slow the aging process to identify interesting targets for the development of drugs to treat age-related diseases, including metabolic disease. One such target involves a gene known as Sir2 which expresses one member of a class of enzymes called sirtuins, or SIRTs. Initial enthusiasm around the sirtuins was generated based on discoveries made by an Elixir founder showing that this enzyme plays a potential role in increasing lifespan. When the amount of the Sir2 enzyme was increased in a simple organism, yeast, it led to an increase in lifespan. This finding in a very simple organism generated significant enthusiasm for drug discovery efforts aimed at the seven human sirtuins, called SIRT1-SIRT7, to identify drugs for the treatment of age-related diseases, most notably the major metabolic diseases.

Further research in vitro suggests that SIRT1 is intimately involved in the regulation of a variety of very important basic cellular functions, including cell cycle control, cell survival, mitochondrial function and intracellular metabolism. Additionally, SIRT1 has recently been implicated in the control of glucose homeostasis and fat mobilization in animal studies, suggesting that increasing the amount of the SIRT1 enzyme may improve metabolic function. Conversely, blocking the amount or activity of SIRT1 has recently been shown to reverse “epigenetic silencing,” a phenomenon that decreases the expression of important tumor suppressor genes. The implication of these findings is that SIRT1 blocking could be important in combating several types of cancer. Collectively, these observations highlight the large potential, and explain the recent interest, in the discovery and development of compounds which could either increase or decrease the enzymes of this important class of SIRT targets.

Building upon our knowledge of the regulation of aging and metabolism, we believe we have developed a leadership position in the field of sirtuins, or SIRT. We believe that sirtuin modulators may also have potential clinical utility in large pharmaceutical markets with unmet medical needs such as cancer and neurodegenerative diseases. We have an extensive intellectual property position around screening, chemical composition of matter and novel uses of sirtuin modulators.

Sirtuin Inhibitors

We identified our SIRT1 inhibitor product candidate and a number of additional structural classes of active compounds using an ultra-high throughput screen of a library of chemical compounds against the human SIRT1 enzyme. Our SIRT1 inhibitor product candidate is approximately 1,000 times more potent than any published inhibitor of SIRT1 and is 200 to 800 times more selective for SIRT1 versus SIRT2, SIRT3 and SIRT5. A medicinal chemistry approach has identified a clear structure-activity relationship for our SIRT1 inhibitors and allowed for the identification of several molecules related to our SIRT1 inhibitor product candidate with similar potencies and selectivities. Importantly, our SIRT1 inhibitor product candidate is capable of entering cells to inhibit the activity of SIRT1. We have also confirmed that our oral SIRT1 inhibitor product candidate inhibits SIRT1 activity in animal studies of rats and mice and crosses the blood-brain-barrier.

We and Siena have shown that our SIRT1 inhibitor product candidate is effective in a nerve survival assay model for Huntington’s Disease. We entered into an exclusive collaborative agreement with Siena in January 2007 to develop our SIRT1 inhibitor product candidate for Huntington’s Disease.

Our SIRT1 inhibitor product candidate may also have clinical utility for use in treating cancer, specifically to target epigenetic silencing mechanisms mediated by SIRT1. Broadly, we have also established a number of academic collaborations to explore SIRT mechanisms in these and other disease areas with our SIRT1 inhibitor product candidate.

Sirtuin Activators

We have identified several potent structural classes of molecules that increase SIRT1 activity in a relevant assay, called the Fluor-de-lys assay, using a high throughput compound screening approach. These compounds are currently being tested in vitro for their ability to alter metabolic functions, including AMP kinase activity, mitochondrial function, lipid synthesis and adipokine secretion in a variety of cell types, including adipocytes.

Identification of Further Modulators of Sirtuin Activity

One of the hurdles to significant advancement in the SIRT field has been the lack of functional assays of SIRT activity. “Activation” may represent the presence of more enzyme, or “enhanced enzymatic activity;” inhibition may be the presence of less enzyme protein or diminished enymatic activity. In order to identify “enhanced or diminished SIRT activity” our researchers have established collaborations to perform compound library screens in relevant human cultured cell assays. These activities can be linked to up- or down-regulation of sirtuin enzyme activity or protein expression, thus ascribing immediate function to the hit molecules. This approach will identify molecules that can be developed for the treatment of metabolic diseases and other age-related diseases.

Competition

We believe we are a leader in the field of SIRT and sirtuin biology and pharmacology, and that we hold a comprehensive IP position around screening, chemical composition of matter and utility claims for the sirtuin modulators. Sirtris, formed in 2004, is focused exclusively on sirtuins. Sirtris’s lead compound, a proprietary formulation of resveratrol, is in phase II clinical trials for the treatment of male type 2 diabetics in India.

Collaborative Agreements

Kissei Pharmaceutical Company (Mitiglinide)

In March 2006, we entered into a license agreement with Kissei, or the Kissei license agreement, pursuant to which we obtained the exclusive right to develop and commercialize mitiglinide and related combination products in the Americas. We also acquired a right of first refusal to develop and commercialize mitiglinide in

Europe. In the event we elect to co-promote the first product for which we seek regulatory approval, Kissei will have a limited option to negotiate for the right to co-promote such product. Pursuant to the terms of the Kissei license agreement, Kissei will be the sole provider of mitiglinide. We will enter into a supply agreement with Kissei regarding its provision of this material for our commercial sales.

We paid an initial $5 million fee to Kissei in connection with the execution of the Kissei license agreement. We will make development-based milestone payments to Kissei when we submit our NDA for Glinsuna to the FDA (currently anticipated to be during in 2009) and upon receipt of the FDA’s approval to market Glinsuna. We may also make up to two additional sales-based milestone payments to Kissei if and when net sales of Glufast and Metgluna exceed specified amounts. We will pay Kissei escalating low double-digit royalties based on our net sales of Glinsuna and escalating single-digit royalties based on our net sales of Metgluna.

The Kissei license agreement will terminate at the later of the expiration of all patents in a country or fifteen years from the first commercial sale in a country. The Kissei license agreement will thereafter automatically renew for successive two year terms unless we or Kissei provide six months advance notice of an intent to terminate on a country-by-country basis. We and Kissei each retain the right to terminate the Kissei license agreement earlier upon the bankruptcy of, or a material breach by, the other party, including in Kissei’s case our failure to pursue clinical approval of mitiglinide in accordance with the mutually agreed upon development plan. We also retain the right to terminate the Kissei license agreement if Glinsuna becomes subject to a safety recall in the Americas. We may not conduct any carcinogenicity studies of mitiglinide in non-human animals or in vitro without the prior written consent of Kissei. In the event that the FDA requires or strongly recommends that we perform such a study and Kissei withholds its consent for us to perform the study, we may terminate the Kissei license agreement.

Bristol-Myers Squibb Company (Ghrelin Agonist)

In April 2005, we entered into a license agreement with BMS, or the BMS license agreement, pursuant to which we obtained the exclusive worldwide right to develop and commercialize our lead ghrelin agonist product candidate and several backup compounds for all therapeutic indications. BMS retained a right of first negotiation if we seek to develop or commercialize this ghrelin agonist product candidate with a partner. We may seek to have BMS waive this right of first negotiation so that we may sublicense the development and commercialization of this ghrelin agonist product candidate to Novartis. See “—Novartis International Pharmaceuticals (Ghrelin Agonist & Sirtuin Modulators).” We may not develop or commercialize any BMS ghrelin agonist with a third-party prior to the earlier of our completion of a phase II clinical trial, or achieving proof of concept of human safety and efficacy.

We made a $1.75 million up-front cash payment and issued 1.75 million shares of our series B redeemable convertible preferred stock to BMS in connection with the execution of the BMS license agreement. We will make development-based milestone payments to BMS upon the commencement of phase I, phase II and phase III clinical trials of our ghrelin agonist for any indication and an additional milestone payment upon the commencement of a phase III clinical trial for a second indication. A portion of these milestones are payable, at our discretion, in shares of common stock which we would thereafter register with the SEC for resale. We will make regulatory-based milestone payments to BMS upon the submission of an NDA and approval of our ghrelin agonist by regulatory authorities. We will make additional regulatory-based milestone payments upon regulatory approvals for our ghrelin agonist as a treatment for a second indication. Once approved, we will also pay BMS a high single-digit to low double-digit royalty on escalating net sales of our ghrelin agonist product candidate for all indications. We may also make up to three additional sales-based milestone payments to BMS if and when net sales of our ghrelin agonist exceed specified amounts.

We will also pay BMS a high single-digit to low double-digit royalty on escalating net sales of our ghrelin agonist product candidate for all indications. We will make these royalty payments on a country-by-country basis for as long as our ghrelin agonist product candidate is covered by a valid patent, subject to other data exclusivity protection or ten years from the first commercial sale of our ghrelin agonist product candidate, whichever is longer.

If we sublicense our rights under the BMS license agreement to a third-party, including to Novartis, we will pay BMS a low double digit percentage of any upfront consideration received from our sublicensee. This amount will be reduced if we enter into the sublicense after our ghrelin agonist product candidate’s clinical proof of concept is established in a phase II trial, and further reduced after we file an NDA for our ghrelin agonist product candidate.

We and BMS each retain the right to terminate the BMS license agreement prior to the expiration of our royalty obligations upon the material breach by the other party, including in BMS’s case our failure to use commercially reasonable efforts to develop and commercialize our ghrelin agonist product candidate. BMS also retains the right to terminate the BMS license agreement if we, alone or in conjunction with a third-party, clinically develop or market a compound competitive to this ghrelin agonist product candidate, subject to limited exceptions.

Novartis International Pharmaceuticals (Ghrelin Agonist & Sirtuin Modulators)

In September 2007, we initiated a strategic relationship with Novartis International Pharmaceuticals, or Novartis. Novartis invested $10 million in our series D financing through a fund managed by MPM Capital, our largest stockholder. Simultaneously, we entered into an agreement, or the Novartis agreement, under which Novartis paid us an initial $0.25 million fee and has the right to negotiate to obtain rights to develop and commercialize one of our ghrelin agonist product candidates or a sirtuin product candidate (but not both). As noted above, we and BMS would need to amend the BMS license agreement in order to trigger Novartis’ rights with respect to our lead ghrelin agonist product candidate.

If we and BMS agree to specific amendments to the BMS license agreement and if BMS waives its existing right of first negotiation as described above (See “—Bristol-Myers Squibb Company (Ghrelin Agonist)”), Novartis would then have sixty days to elect to pay us an additional fee for which we must negotiate in good faith with Novartis an option to obtain a license to develop and commercialize our lead ghrelin agonist product candidate, which option would be exercisable upon the earlier of our successful completion of its phase IIa clinical trial or achieving proof of concept of human efficacy and safety. Pursuant to the terms of the Novartis agreement, Novartis would pay us an additional fee upon signing of the option agreement, in addition to any other negotiated milestones or royalties which would be payable under the definitive license agreement if Novartis exercises its option. Pursuant to the terms of the BMS license agreement, we will, if paid, owe to BMS a percentage of any negotiated milestone or other lump sum payments. See “—Bristol-Myers Squibb Company (Ghrelin Agonist).”

In the event that we and BMS have amended the BMS license agreement and BMS waives its right of first negotiation before Novartis’ rights to our sirtuin modulator programs are triggered, Novartis will have no further rights to sirtuin modulator product candidates under the Novartis agreement.

If we do not secure the required amendment to the BMS license agreement or BMS does not waive its right of first negotiation, Novartis will retain rights in our sirtuin modulators development program or to any ghrelin agonist we develop independent of the compounds licensed from BMS. Upon the earlier of successful completion of its phase IIa clinical trial or achieving proof of concept of human efficacy and safety with respect to either a sirtuin modulator product candidate or a non-BMS ghrelin agonist product candidate, Novartis will have sixty days to elect to pay us an additional fee for which we must negotiate in good faith with Novartis the terms of a license for such non-BMS ghrelin agonist or sirtuin modulator product candidate. The Novartis agreement is subject to limitations to account for Siena’s rights to sirtuin modulator candidates (See “—Siena Biotech (SIRT1 Inhibitor)”) and also permits Novartis to choose not to license an unencumbered sirtuin modulator product candidate on one occasion only. If Novartis passes on the second unencumbered sirtuin modulator product candidate that successfully completes preclinical development and reaches proof of concept, Novartis will have no further rights to our sirtuin modulators development program, BMS ghrelin agonist product candidate or non-BMS ghrelin agonist product candidate. Under all circumstances, Novartis’ rights under this agreement terminate in September 2017.

Siena Biotech (SIRT1 inhibitor for Huntington’s disease)

In an effort to advance our sirtuin modulator program and as part of our strategy to extract value from compounds with target indications outside of our strategic focus on treatments for metabolic disease, we entered into a collaboration agreement with Siena in February 2007. Pursuant to this collaboration agreement, we licensed Siena the right to explore the use of our proprietary SIRT1 inhibitors as potential therapeutic agents to treat Huntington’s disease and an option to enter into a definitive license agreement for any such compounds. We received an initial €60,000 lump-sum fee in connection with the execution of the collaboration agreement. Should Siena elect to exercise its option to negotiate a full license to our SIRT1 inhibitors for Huntington’s disease, then Siena will pay an additional fee upon successful completion of a phase IIa clinical trial as well as a low single-digit royalty on commercial sales. We are also eligible to receive a low double-digit percentage payment on any lump-sum payments received by Siena for sublicensing the compound. Unless replaced by a definitive license agreement or extended by the mutual agreement of us and Siena for an additional six months, the collaboration agreement will expire in August 2008. We and Siena each retain the right to sooner terminate the collaboration agreement upon the material breach by the other party.

Manufacturing

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of Glinsuna, Metgluna or any of the compounds that we are testing in our preclinical research and development programs. We currently have no plans to build our own clinical or commercial-scale manufacturing capabilities, and we expect to rely on contract manufacturers for both clinical and commercial supplies of our products for the foreseeable future. Although we rely on contract manufacturers, we have consultants with manufacturing experience to oversee the relationships with our contract manufacturers.

Glinsuna/Metgluna

Pursuant to the terms of our license agreement with Kissei, Kissei will be the sole provider of mitiglinide for our commercial sales. We will enter into a supply agreement with Kissei regarding its provision of this material. Metformin is a generic compound that is generally commercially available in sufficient supplies. Once approved by the FDA, we intend to engage Patheon to manufacture, formulate, package and label Glinsuna and Metgluna for sale by us.

Clinical and Preclinical Materials

Patheon is currently our sole contract manufacturer for the production of Glinsuna drug product for our clinical trial. Patheon currently formulates and packages Glinsuna for our clinical trials upon its receipt from Kissei of mitiglinide drug substance which is manufactured in Japan by a third-party contractor. We believe that, if necessary, we could obtain alternate drug substance supplies of mitiglinide through Kissei from additional vendors in Japan in sufficient quantities to satisfy our clinical trial requirements without significant delay or material additional costs.

We obtain drug substance for our preclinical studies of ghrelin antagonists, ghrelin agonists and sirtuin modulators from contract manufacturers. As we approach commencement of human clinical studies with these programs, we have initiated, or will initiate, the appropriate pre-formulation and scale-up manufacturing work with these and other contract manufacturers.

Intellectual Property

We actively seek patent protection and regulatory exclusivity for the proprietary technology that we consider important to our business, including compounds, compositions and formulations, their methods of use and processes for their manufacture. In addition to seeking patent protection in the U.S., we generally file patent applications in Canada, Europe, Japan and other countries on a selective basis to protect the inventions that we consider important to the development of our business worldwide. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights.

We own a total of 18 United States patent applications, as well as 44 foreign and Patent Cooperation Treaty applications which are counterparts to certain United States patents and patent applications. In addition, we license from third parties a total of 11 United States patents and 17 United States patent applications, 5 foreign patents and 47 foreign and Patent Cooperation Treaty applications which are counterparts to certain United States patents and patent applications. These patents and patent applications include claims covering various aspects of our product pipeline and research and development strategies, including: mitiglinide and its use both alone and in combination with other type 2 diabetes drugs, certain ghrelin agonists and their uses, certain ghrelin antagonists and their uses, uses of certain SIRT1 modulators, methods of evaluating sirtuins for their ability to modify particular substrates, methods for evaluating the proliferative capacity of cells, methods of modulating the GH axis to treat particular diseases, and use of modulators of AMP kinase in aging and age-related diseases.

We have the exclusive rights to certain patent rights covering mitiglinide and its method of use in the United States. In particular, we have the exclusive rights to U.S. Patent No. 5,202,335, which issued on April 13, 1993, from Kissei, the assignee. See “—Collaborative Agreements—Kissei Pharmaceutical Co. (Mitiglinide).” This patent is due to expire on March 30, 2012. Certain rights in this patent should be eligible for patent term extension for regulatory delays associated with the clinical testing of this product.

BMS has filed international and United States patent applications covering the chemical composition of our ghrelin agonist product candidate. U.S. Patent No. 7,166,596 issued from one such application on January 23, 2007 and has composition claims directed to our ghrelin agonist product candidate and related back-up compounds. The term of this patent expires on September 2, 2023 and may be eligible for extension. BMS has filed additional patent applications with claims relating to additional licensed classes of compounds, as well as applications with claims relating to methods of using our ghrelin agonist product candidate and related back-up compounds which claim priority to the same application. We have the exclusive right to exploit these patents and patent applications under the BMS license agreement. See “—Collaborative Agreements—Bristol-Myers Squibb Company (Ghrelin Agonist).”

We have filed United States and foreign patent applications with composition of matter and use claims relating to a number of proprietary ghrelin antagonist pharmacophores. Patents that may issue from these applications are entitled to patent terms that extend until at least November 2024.

We have filed United States and foreign patent applications on therapeutic uses for key chemical classes of molecules that we identified in screens for SIRT1 modulators. The claims in these applications cover therapeutic uses for our least sirtuin product candidate and like molecules and compositions enriched for a specific stereo-isomer. Patents that may be granted on these applications are entitled to patent terms that extend until at least September 2024. We have filed additional pending patent applications covering SIRT activators and their uses.

Individual patents extend for varying periods depending on the effective date of filing of the patent application or the date of patent issuance, and the legal term of the patents in the countries in which they are obtained. Generally, patents issued in the U.S. are effective for:

•	the longer of 17 years from the issue date or 20 years from the earliest effective filing date, if the patent application was filed prior to June 8, 1995; and

•

20 years from the earliest effective non-provisional filing date, if the patent application was filed on or after June 8, 1995 (though the term may be lengthened under 35 USC § 154 which relates adjusting the patent term for certain delays by the United States Patent and Trademarks Office in prosecution, lengthened under 35 USC § 156, which relates to patent term extension for certain delays in regulatory approval, or shortened by terminal disclaimer).

The term of foreign patents varies in accordance with provisions of applicable local law, but typically is 20 years from the international filing date. In addition, in some instances, certain patent rights may be eligible for patent term extension in the U.S. and other countries depending on the time invested in health authority regulatory review. In the U.S., these extensions, which may be as long as five years, are directed to the approved product and its approved indications. We intend to seek such extensions as appropriate.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that are licensed to us will result in the issuance of any patents or if issued will assist our business. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented. This could limit our ability to stop competitors from marketing related products and reduce the length of term of patent protection that we may have for our products. In addition, the rights granted under any of our issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Our competitors may develop similar technologies, duplicate any technology developed by us, or use their patent rights to block us from taking the full advantage of the market or entering the market at all. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that a related patent may remain in force for a short period following commercialization, thereby reducing the advantage of the patent to our business and products.

In addition to patents, we may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect the trade secrets in our proprietary technology and processes, in part, by entering into confidentiality agreements with commercial partners, collaborators, employees, consultants, scientific advisors and other contractors and into invention assignment agreements with our employees and some of our commercial partners and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of the technologies that are developed. These agreements may be breached; and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered or patented by competitors.

Many of our employees, consultants and contractors have worked for others in the biotechnology or pharmaceutical industries. We try to ensure that, in their work for us, they do not use the proprietary information or know-how of others. To the extent that our employees, consultants or contractors use proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Such disputes may be costly, detrimental to our business and may result in an award of damages against us or injunctive relief which prevents us from making use of any such trade secrets.

Regulatory Matters

Government Regulation and Product Approval

Government authorities in the U.S., at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. Our drugs must be approved by FDA through the NDA process before they may be legally marketed in the U.S.

U.S. Drug Development Process

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

•	submission to the FDA of an IND application which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical candidate is identified for development it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with good clinical practice regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed.

Each new clinical protocol must be submitted to the IND for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase I: The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase III: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. Phase I, phase II, and phase III testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept a NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions.

The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA may issue an approvable letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured.

NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. Priority review and accelerated approval do not change the standards for approval, but may expedite the approval process. If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require us to conduct phase IV testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the extension must be applied for prior to expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of exclusivity in the U.S. Pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. The pediatric exclusivity provision was reauthorized on September 27, 2007.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for this type of disease or condition will be recovered from sales in the U.S. for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease.

Post-Approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, drug sampling and distribution requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. For example, on September 27, 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced postmarket authority, including the authority to require postmarket studies and clinical trials, labeling changes based on new safety information, and compliance with a risk evaluation and mitigation strategy approved by the FDA. The FDA’s postmarket authority takes effect 180 days after the enactment of the law. Failure to comply with any requirements under the new law may result in significant penalties. The new law also authorizes significant civil money penalties for the dissemination of false or misleading direct-to-consumer advertisements, and allows the FDA to require companies to submit direct-to-consumer television drug advertisements for FDA review prior to public dissemination. Additionally, the new law expands the clinical trial registry so that sponsors of all clinical trials, except for phase I trials, are required to submit certain clinical trial information for inclusion in the clinical trial registry data bank. In addition to new legislation, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Foreign Regulation

In addition to regulations in the U.S., we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by certain biotechnological processes and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. For drugs without approval in any Member State, the decentralized procedure provides for approval by one or more other, or concerned, Member States of an assessment of an application performed by one Member State, known as the reference Member State. Under this procedure, an applicant submits an application, or dossier, and related materials (draft summary of product characteristics, draft labeling and package leaflet) to the reference Member State and concerned Member States. The reference Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference Member State’s assessment report, each concerned Member State must decide whether to approve the assessment report and related materials. If a Member State cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all Member States.

Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of third-party reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. We anticipate third-party payors will provide reimbursement for our products. However, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The passage of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, and includes a major expansion of the prescription drug benefit under a new Medicare Part D, which went into effect on January 1, 2006. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary in which it indicates which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

It is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. At the present time, Medicare is prohibited from negotiating directly with pharmaceutical companies for drugs. However, Congress is currently considering passing legislation that would lift the ban on federal negotiations. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

Facilities

All of our operations, including our corporate headquarters and research and development laboratories, are housed in one leased facility in Cambridge, Massachusetts. Our lease for this 19,700 square foot facility expires in May 2012. Our aggregate payments due under this lease are approximately $0.5 million per year and increase approximately 4% each year. We believe our existing facilities are adequate for our current needs and that additional space will be available in the future on commercially reasonable terms as needed.

Employees

As of September 30, 2007, we had 30 full-time and three part-time employees. We have 23 employees in research and development and 10 in general and administrative, which includes marketing and business development. Nine of our employees have received their Ph.D. We enjoy good employee relations. None of our employees are members of any labor union, and we are not a party to any collective bargaining agreement.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our directors and executive officers, including their ages as of October 24, 2007.

Name	Age	Position
William K. Heiden	48	President, Chief Executive Officer and Director
Gregory D. Perry	47	Chief Financial Officer and Executive Vice President
Peter S. DiStefano, Ph.D.	50	Chief Scientific Officer and Vice President
Paul M. Martha, M.D.	53	Chief Medical Officer and Senior Vice President
Alan D. Watson, Ph.D.	54	Chief Business Officer and Executive Vice President
Vaughn M. Kailian	62	Chairman
Vernon Cassin	55	Director
Jonathan J. Fleming	50	Director
Ansbert K. Gadicke, M.D.	49	Director
Cynthia J. Kenyon, Ph.D.	53	Director
Dion Madsen	40	Director
Bennett M. Shapiro, M.D.	68	Director
David Stack	56	Director

(1)	Member of the nominating and corporate governance committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.

William K. Heiden. Mr. Heiden has served as our President, Chief Executive Officer and as a director since September 2004. Prior to joining Elixir, Mr. Heiden served as President and Chief Operating Officer from May 2002 responsible for corporate strategy and overseeing all operations of PRAECIS, a public biopharmaceutical company which was subsequently purchased by GlaxoSmithKline. Mr. Heiden was recruited to PRAECIS from the Schering Plough Corporation which he joined in 1987 in their executive development program, and held positions of increasing responsibility for a variety of businesses in the U.S. and abroad. Mr. Heiden is a member of the board of directors of LFB, S.A., a French biotechnology company, and is a member of the Duke University Healthcare Advisory Council. Mr. Heiden holds an M.B.A. from Cornell University’s Johnson Graduate School of Management, an M.A. from the University of Louvain and a B.S. from the University of Florida.

Gregory D. Perry. Mr. Perry has served as our Chief Financial Officer and Executive Vice President since January 2007. Prior to joining Elixir, Mr. Perry served as Chief Financial Officer of Domantis, Ltd., a biopharmaceutical company that was recently acquired by GlaxoSmithKline, which he joined in June 2006. From May 2003 to August 2005, Mr. Perry served as Senior Vice President and Chief Financial Officer at Transkaryotic Therapies. At Domantis and Transkaryotic Therapies, Mr. Perry was responsible for overseeing all aspects of accounting, finance, planning, taxation and investor relations. Prior to Transkaryotic Therapies, Mr. Perry served as Senior Vice President, Finance and Business Development, Life Sciences at PerkinElmer Inc. where he was responsible for their financial operations. Mr. Perry holds a B.A. from Amherst College.

Peter S. DiStefano, Ph.D. Dr. DiStefano has served as our Chief Scientific Officer and Vice President since October 2001. Prior to joining us, Dr. DiStefano was Senior Director of Neurobiology at Millennium Pharmaceuticals from 1997 to 2001, focusing on central nervous systems disorders, pain, and urology. From 1991 to 1997, he was senior Staff Scientist at Regeneron Pharmaceuticals where he was responsible for research and clinical development activities for peripheral nervous system disorders. Dr. DiStefano started his career in 1986 in the Neuroscience division at Abbott Laboratories. He is co-author of over 100 scientific publications in leading journals and holds more than 10 issued patents. Dr. DiStefano received his B.A. from Kenyon College, a

Ph.D. in Pharmacology from Upstate Medical Center in Syracuse and post-doctoral training at Washington University School of Medicine.

Paul M. Martha, M.D. has served as our Chief Medical Officer and Senior Vice President since October 2007. Prior to joining us, Dr. Martha served as Executive Vice President of Research and Development at Chiasma, Inc., which he joined in March 2007. Prior to joining Chiasma, Dr. Martha served as the Chief Medical Officer and Senior Vice President of Shire Human Genetic Therapies, formerly Transkaryotic Therapies, Inc., which he joined in January 2004. At Transkaryotic Therapies, Inc., Dr. Martha focused on clinical development activities, culminating in successful FDA and EMEA product submissions and approvals. From November 2000 to December 2003, Dr. Martha served as Chief Medical and Regulatory Officer at Interleukin Genetics, Inc. and prior to that has held other industry positions at companies including Genentech, Inc. and has served on the faculties of Tufts University School of Medicine and The University of Virginia School of Medicine. He is co-author of over 50 scientific publications in leading journals. Dr. Martha holds a B.S. in Biology from Trinity College and an M.D. from the University of Connecticut School of Medicine.

Alan D. Watson, Ph.D. Dr. Watson has served as our Chief Business Officer and Executive Vice President since July 2002. Prior to joining Elixir, Dr. Watson served as Senior Vice President, Corporate Development at Cubist Pharmaceuticals, Inc., where he was responsible for business and corporate development, licensing, mergers and acquisitions and intellectual property. Dr. Watson currently serves as a director of IMCOR Pharmaceutical Co. (OTC:ICRP.PK) and Targeted Diagnostics & Therapeutics, Inc. Dr. Watson holds a Ph.D. in Chemistry from the Australian National University, an M.B.A. from Northeastern University, and a B.Sc. (Hons.) from the University of New South Wales in Sydney, Australia.

Vaughn M. Kailian. Mr. Kailian has served as our Chairman since February 2004. Mr. Kailian is currently a General Partner of MPM Capital. From 2002 to 2004, he was the vice chairperson of the Board of Directors of Millennium Pharmaceuticals, Inc. Mr. Kailian served from 1990 to 2002 as Chief Executive Officer, President and director of COR Therapeutics, Inc. until its acquisition by Millennium. He currently serves as the Chairman of the Board of ViaCell, Inc. (NASDAQ:VIAC) and Cerimon Pharmaceuticals, Inc., and as a director of Cephalon, Inc. (NASDAQ:CEPH), Memory Pharmaceuticals (NASDAQ:MEMY), NicOx, S.A and Windhover Information, Inc. He is a member of the board of BioVentures for Global Health and the New England Healthcare Institute. Mr. Kailian holds a B.A. from Tufts University.

Vernon Cassin. Mr. Cassin has served as a director since December 2003. Mr. Cassin was trained as a lawyer, has practiced financial and corporate law in New York, Singapore and Saudi Arabia and served as a partner in a major U.S. and international law firm for approximately thirteen years. He continues to counsel privately a small number of clients on legal matters relating to Saudi Arabia. In addition, Mr. Cassin has been active in venture capital projects and has put together investors for a number of projects in biotechnology, internet, media and oil and gas. Mr. Cassin serves as a director or observer on several boards of directors of privately held companies, including two biotechnology companies based in the Boston area. He has also served as an advisor to a San Francisco-based hedge fund and serves as a senior advisor to a Saudi Arabian based venture capital fund. Mr. Cassin currently also serves as Chairman of a Bermuda-based oil and gas exploration company. Mr. Cassin received his A.B. from Princeton University in Near Eastern Studies and his J.D. from Harvard Law School.

Jonathan J. Fleming. Mr. Fleming has served as a director since December 2000. Mr. Fleming has been a General Partner at Oxford Bioscience Partners, an international venture capital firm specializing in life science technology based investments, since 1996, and has served as its Managing Partner since 2001. Prior to joining Oxford Bioscience Partners, he was a Founding General Partner of MVP Ventures in Boston, MA. Mr. Fleming has also co-founded Medica Venture Partners, a venture capital investment firm specializing in early-stage healthcare and biotechnology companies in Israel. Mr. Fleming is a co-founder and Chairman of the Board of Memory Pharmaceuticals (NASDAQ:MEMY). He is also Chairman of the Board of BioProcessors Corporation and is a director of several other private companies including Leerink Swann, a Boston based investment bank specializing in healthcare companies. Mr. Fleming holds a M.P.A. from Princeton University and a B.A. from the University of California, Berkeley.

Ansbert K. Gadicke, M.D. Dr. Gadicke has served as a director since February 2003. Dr. Gadicke is the founder and a General Partner of the MPM Group. He led MPM’s effort to build its Advisory and Investment Banking business from 1992 to 1996 and started its Asset Management business in 1996. Prior to founding MPM, Dr. Gadicke was employed by The Boston Consulting Group. He has held research positions in biochemistry and molecular biology at the Whitehead Institute at MIT, Harvard University and the German Cancer Research Center. Dr. Gadicke is currently a director of Pharmasset, Inc. (NASDAQ:VRUS). He previously served as a director of BioMarin (NASDAQ:BMRN), Biovitrum (Stockholm:BVT), Idenix (NASDAQ:IDIX), MediGene (Frankfurt:MDG), Omrix Biopharmaceuticals (NASDAQ:OMRI), PharmAthene (AMEX:PIP) and Viacell (NASDAQ:VIAC). He is a member of the Advisory Council for Harvard Medical School. Dr. Gadicke holds an M.D. from J.W. Goethe University in Frankfurt.

Cynthia J. Kenyon, Ph.D. Dr. Kenyon is a founder of Elixir, and has served as a director since April 2004. She currently serves as the American Cancer Society Research Professor of Biochemistry and Biophysics at the University of California, San Francisco. She has received honors including the King Faisal Prize for Medicine, the American Association of Medical Colleges Award for Distinguished Research, the Ilse & Helmut Wachter Award for Exceptional Scientific Achievement, and the La Fondation IPSEN Prize. She is a past president of the Genetic Society of America and a member of the US National Academy of Sciences. She is the director of the Hillblom Center for the Biology of Aging at UCSF. She directs a C. elegans laboratory with a research focus on development and aging. Dr. Kenyon holds a B.S. in chemistry and biochemistry from the University of Georgia and a Ph.D. in biology from the Massachusetts Institute of Technology.

Dion Madsen. Mr. Madsen has served as a director since September 2007. Mr. Madsen has served as a Managing Director of Physic Ventures since its inception in March 2007, and was previously the Managing Director and leader of the investment practice of Unilever Technology Ventures, a predecessor of Physic Ventures. Prior to joining Unilever Technology Ventures, Mr. Madsen was head of Investor Relations at Chiron Corporation. Mr. Madsen served from March 1998 to September 2003 as a Partner of RBC Capital Partners, the private equity arm of the Royal Bank of Canada. Mr. Madsen holds a bachelors degree in commerce specializing in finance from the University of Saskatchewan and is a CFA Charterholder.

Bennett M. Shapiro, M.D. Dr. Shapiro has served as director since April 2003. Prior to this, he was Executive Vice President, Worldwide Licensing and External Research at Merck & Co, Inc. where he was responsible for all the basic and preclinical research activities at Merck, then of Worldwide Licensing and External Research, where he directed all of Merck’s research relationships with the academic and industrial biomedical research community. Earlier, he was Professor and Chairman of the Department of Biochemistry at the University of Washington. He is the author of over 120 papers on the molecular regulation of cellular behavior and has served on many institutional advisory boards and review panels. He is currently a director of PureTech Ventures, Momenta Pharmaceuticals (NASDAQ: MNTA), Protein Forest, and Vascular Biogenics, and a trustee of Dickinson College. Dr. Shapiro has a B.S. in Chemistry from Dickinson College and an M.D. from Jefferson Medical College.

David Stack. Mr. Stack has served as director since September 2007. Mr. Stack has served as an Executive Partner of MPM Capital since June 2005. Mr. Stack has been the President and General Partner of Stack Pharmaceuticals, Inc. since November 2004. Prior to this, Mr. Stack was President, Chief Executive Officer and a director of The Medicines Company. He is a director of Bio-Imaging Technologies, Inc (NASDAQ: BITI), Molecular Insight Pharmaceuticals, Inc. (NASDAQ:MIPI) and PepTx, Inc.  Mr. Stack holds a B.S. from Siena College and a B.S. from Albany College of Pharmacy.

Scientific and Clinical Advisors

Our scientific and clinical advisors participate in advisory board meetings as well as provide ad hoc individual consulting to management. We regularly seek advice and input from these experienced scientific leaders on matters related to our research and development programs. The more than 15 members of our scientific and clinical advisory boards consist of experts across a range of key disciplines relevant to our programs and science, including: Alexander Fleming, M.D., who was a medical reviewer in the FDA’s metabolic disease division for over ten years; Jeffrey Flier, M.D., the Dean of the Harvard Medical School and a leading researcher in the field of diabetes and obesity; Manuel Navia, Ph.D., a renowned expert in structure-assisted drug design; Jeffrey Saunders, Ph.D., a highly respected industry expert in small molecule medicinal chemistry; Edward Scolnick, M.D., former President of Global Research and Development at Merck Research Laboratories; Elizabeth Stoner, M.D., a pediatric endocrinologist and the former Senior Vice President of Global Clinical Development Operations at Merck Research Laboratories; and John Whisnant, M.D., an industry veteran with extensive experience in drug development, including diabetes. We intend to continue to leverage the broad expertise of our advisors by seeking their counsel on important topics of our drug discovery and development programs.

Board of Directors

We currently have nine directors. Upon completion of this offering, the board of directors will be divided into three classes with members of each class of directors serving for three-year terms. Our board of directors will consist of three Class I directors (currently                     ,                      and                     ), three Class II directors (currently                     ,                      and                     ) and three Class III directors (currently                     ,                      and                     ), whose initial terms will expire at the annual meetings of stockholders held in 2008, 2009 and 2010, respectively.

Our by-laws provide that any vacancies in our board of directors and newly created directorships may be filled only by our board of directors and that the authorized number of directors may be changed only by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our classified board could have the effect of making it more difficult for a third-party to acquire control of us. These provisions of our by-laws and the classification of the board of directors may have the effect of delaying or preventing changes in the control or management of Elixir.

Each executive officer is elected by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Each of our directors currently serves on the board of directors pursuant to a voting agreement. The voting agreement, including the provisions relating to the nomination and election of directors, will terminate upon the consummation of this offering. There are no family relationships among any of our directors or officers.

Our board of directors has considered the relationships of all directors and, where applicable, the transactions involving them described below under “Certain Relationships and Related Person Transactions,” and determined that each of                     ,                     ,                     ,                     ,                     ,                      and                      does not have any relationship which would interfere with the exercise of independent judgment in carrying out his or her responsibility as a director and qualifies as an independent director under the applicable rules of the NASDAQ Global Market.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Global Market and SEC rules and regulations.

Audit Committee

Mr.                     ,                      and                      currently serve on the audit committee. Mr.                     serves as the chairman of the audit committee and qualifies as an “audit committee financial expert” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	reviewing and approving all related party transactions for potential conflict of interest situations;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statements.

Compensation Committee

Mr.                      and                      currently serve on the compensation committee. Mr.                      serves as the chairman of the compensation committee. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of all our other officers;

•	overseeing and administering our employment agreements, severance arrangements, compensation, welfare, benefit and pension plans and similar plans;

•	reviewing and making recommendations to the board with respect to director compensation;

•	reviewing and recommending the Company’s Compensation Discussion and Analysis for inclusion in our annual proxy statements; and

•	preparing the compensation committee report required by SEC rules to be included in our annual proxy statements.

Nominating and Corporate Governance Committee

Mr.                      and                      currently serve on the nominating and corporate governance committee. Mr.                      serves as the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board criteria for selecting board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of the board, its committees and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or who will serve on our compensation committee. None of the members of our compensation committee has ever been one of our employees.

COMPENSATION

Compensation Discussion and Analysis

Overview

We believe that the compensation of our named executive officers should focus executive behavior on the achievement of near-term corporate targets as well as long-term business objectives and strategies. We place significant emphasis on pay-for-performance compensation programs, which reward our executives when we achieve certain financial and business goals and create stockholder value. We use a combination of base salary, annual cash incentive compensation programs, a long-term equity incentive compensation program and a broad based benefits program to create a competitive compensation package for our executive management team. We describe below our compensation philosophy, policies and practices with respect to our president and chief executive officer, chief financial officer and our other named executive officers, who are collectively referred to as our named executive officers. We note that, prior to January 2007, we did not have a chief financial officer. In January 2007, we hired Gregory D. Perry to be our chief financial officer. Prior to Mr. Perry’s employment with us, our president and chief executive officer also acted as our principal financial officer.

Administration and objectives of our executive compensation program

Our compensation committee is responsible for establishing and administering our policies governing the compensation for our named executive officers, including salaries, cash incentives and equity incentive compensation. Until                      2007, our compensation committee consisted of three members from our Board of Directors, all with extensive experience in the industry. We restructured our compensation committee in                      2007 to be composed entirely of independent directors.

Our compensation committee has designed our overall executive compensation program to achieve the following objectives:

•	attract and retain talented and experienced executives;

•	motivate and reward executives whose knowledge, skills and performance are critical to our success;

•

provide a competitive compensation package that aligns the interests of our named executive officers and stockholders by including a significant variable component which is weighted heavily toward performance-based rewards;

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and

•	foster a shared commitment among executives by aligning their individual goals with our corporate goals.

We use a mix of short-term compensation (base salaries and cash incentive bonuses) and long-term compensation (equity incentive compensation) to provide a total compensation structure that is designed to achieve these objectives. The compensation committee uses its judgment and experience and the recommendations of our chief executive officer (except for his own compensation) to determine the appropriate mix of compensation for each individual. In addition, beginning in 2007, our compensation committee retained an independent compensation consultant, Arnosti Consulting, to assist the committee in developing our overall executive compensation and director compensation program for our 2008 fiscal year. We have engaged this independent compensation consultant also to develop a competitive peer group analysis for benchmarking purposes for our 2008 fiscal year. For our fiscal year ended December 31, 2007 and prior periods, our compensation committee considered a leading life science compensation survey of biopharmaceutical and biotechnology companies with 1 to 49 and 50 to 149 employees to help guide its executive compensation decisions at the time of hiring and for subsequent annual increases. In determining whether to adjust the compensation of any one of our named executive officers, we annually take into account the following:

•	market compensation levels for each role;

•	the contributions and performance of each named executive officer;

•	the increases or decreases in responsibilities and roles of each named executive officer;

•	the criticality of the role of each named executive officer; and

•	the readiness of each named executive officer to assume more responsibility within the organization.

In addition, with respect to new named executive officers, we take into account their prior base salary and annual incentive awards, their expected contribution and our business needs.

Executive compensation components

Our executive compensation program is composed of base salary, annual incentive cash compensation and equity compensation. Our compensation committee has not adopted a formal policy for allocating between various forms of compensation. However, we generally strive to provide our named executive officers with a balance of short-term and long-term incentives to encourage consistently strong performance. The base salary for our named executives is based upon their level and breadth of responsibilities, number of years’ experience and performance rating over time in their position. Historically, we have also relied on purchased market data to help guide our compensation committee’s determination of appropriate base salary annual increase and incentive cash compensation targets. The market data that we purchased consisted of survey results from a broad group of small (less than 50 employees) biopharmaceutical and biotechnology companies. Due to the varied types and stages of companies included in this survey, the compensation data ranges were wide. This survey data was adequate for our purposes of our comparisons as it indicated the ranges of compensation paid by the companies with which we competed for executive talent to build our company. Through our recently engaged compensation consultant, we have obtained access to more refined data to compare compensation for our named executive officers with compensation paid to officers in similarly sized public and private biopharmaceutical and biotechnology companies with product candidates in the clinic and developing commercial capabilities. Upon comparison, our compensation committee has determined that our named executive officers’ base salaries currently fall within a range from the 25th to 75th percentile of this group and that bonus targets of our named executive officers’ cash incentive bonus targets as a percentage of base salary are all at or near the 50th percentile. This comparison indicates that between 25% to 75% of these comparable companies pay less than our base salary for the equivalent positions and approximately 50% of these comparable companies have lower incentive cash bonus targets for comparable positions. To determine new hire base salary and incentive cash bonus targets, we rely on the purchased market data and our understanding of compensation generally paid by companies competing for the same talent, combined with that individual’s most recent previous compensation package. With respect to various equity-based awards, we grant stock options as a means of providing longer-term equity-based incentives to our executives. In addition, we provide our executives with benefits that are generally available to our salaried employees, including medical, dental, group life and accidental death and dismemberment insurance and our 401(k) plan. We have entered into employment letter agreements with Mr. Heiden, Mr. Perry, Dr. Watson, Dr. Martha and Dr. DiStefano which set forth their respective salaries, bonuses, severance and, in certain cases, stock option awards and change in control provisions. We anticipate entering into amended employment agreements with each of our named executive officers in advance of the consummation of this offering.

Within the context of the overall objectives of our compensation programs, we determined the specific amounts of compensation, including base salary, incentive cash compensation and equity compensation, to be paid to each of our executives for our fiscal year ended December 31, 2007 based on a number of factors, including:

•	our understanding of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities;

•	formal market data from a leading life science compensation survey of biopharmaceutical and biotechnology companies with 1 to 49 and 50 to 149 employees;

•	the roles and responsibilities of our executives;

•	the individual experience and skills of, and expected contributions from, our executives; and

•	the provisions of applicable employment letter agreements.

In addition to the criteria above, the actual amount and allocation of total compensation (i.e., base salary, variable annual bonus compensation and equity awards) paid or issued to our named executive officers also reflects the timing and circumstances of when the executive joined us.

Although no formal policy for allocating between various forms of compensation had been adopted prior to this offering, our compensation committee has engaged an independent compensation consultant to assist us in developing a peer group of comparable companies for benchmarking purposes for each element of the compensation packages for our named executive officers for fiscal year 2008.

We discuss each of the primary elements of our executive compensation in detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation, each element to a greater or lesser extent serves each of our objectives.

Base salary. Our compensation committee annually reviews salary ranges and individual salaries for our named executive officers. We have historically established base salaries for each of our executives based on the following three factors: competition in the marketplace to hire and retain executives, experiences of our directors and leadership team with respect to salaries and compensation of executives in similarly situated companies in the biopharmaceutical industry, and our desire to hire and retain our leadership team in an extremely competitive environment.

For our fiscal year ended December 31, 2006, the compensation committee established annual base salaries for our president and chief executive officer, our chief business officer and our chief scientific officer of $338,000, $278,500 and $270,400, respectively, based on the three factors listed above. In addition, with respect to our named executive officers, other than Mr. Heiden, our compensation committee considered the recommendations of Mr. Heiden in determining appropriate base salary levels. We believe that the base salaries paid to our named executive officers during our fiscal year ended December 31, 2006 achieve our executive compensation objectives and are competitive with those of similarly-situated companies. We base this belief, in part, on our review of the results of a leading life sciences compensation survey of biopharmaceutical and biotechnology companies with 1 to 49 and 50 to 149 employees.

In April 2007, the compensation committee decided to increase the base salary of each of our president and chief executive officer, our chief business officer and our chief scientific officer for fiscal year 2007 by approximately 4.0% over their 2006 fiscal year base salaries effective January 1, 2007. The compensation committee decided that the increase was necessary in order to appropriately retain and motivate our leadership team in a highly competitive environment. Our compensation committee made this decision based on its understanding of what similar companies in our industry pay their executive officers, its review of a leading life sciences compensation survey and the recommendations of Mr. Heiden (other than with respect to Mr. Heiden’s base salary).

In January 2007, the compensation committee established an annual base salary for Gregory D. Perry of $300,000, in connection with his hiring into the newly created position of chief financial officer. We believe that this base salary fairly represents what is considered “market” for this position based on the compensation committee’s understanding of what similar companies in our industry pay their chief financial officers as well as its review of a leading life sciences compensation survey.

In September 2007, our compensation committee also engaged an independent compensation consultant to assist us in conducting formal peer review analysis and developing our overall executive compensation program and philosophy for fiscal year 2008. The compensation committee intends to use this analysis in determining base salaries, and other compensation program components, for our named executive officers after 2007.

Annual cash incentive program. We have designed our annual cash incentive program, to reward our named executive officers upon the achievement of certain annual corporate and personal goals, as approved in advance by our compensation committee and board of directors. Our cash incentive program emphasizes pay-for-performance and is intended to closely align executive compensation with achievement of certain operating results. The compensation committee communicates the bonus criteria to the named executive officers at the beginning of the fiscal year. The performance goals established by the compensation committee are based on the growth strategy of the company and the objective of building shareholder value. For our fiscal year ended December 31, 2006, our compensation committee (with board approval) set corporate and individual goals for our president and chief executive officer, our chief business officer and our chief scientific officer in the following areas: (a) in-license of a late-stage asset; (b) completion of a series C financing; (c) advancement of our ghrelin antagonist program; and (d) advancement of our ghrelin agonist program. For 2007, our compensation committee established corporate goals related to corporate finance, the scientific advancement of our development programs and the clinical advancement of Glinsuna and Metgluna. In addition, because we expect that our manpower needs will double during the next two years as we prepare to comply with our obligations as a public company and begin taking additional steps related to the commercialization of Glinsuna and Metgluna, our compensation committee has set corporate, departmental and individual goals related to increasing the skill set of our workforce through training and hiring. Our overall corporate goals accounts for 50% of each named executive officer’s bonus. Given the nature of these goals and the development stage of our company, our compensation committee makes a qualitative assessment as to the extent that corporate goals have been satisfied. The remaining 50% of each named executive officer’s bonus is based upon the extent to which he or she achieves their personal goals. The personal goals for our chief executive officer are closely related to our overall corporate goals, subject to discretionary adjustments that our compensation committee deems appropriate. The personal goals for our named executive officers are primarily related to the corporate goals for which they are most responsible and, to a lesser extent, individual development goals or department specific goals, subject to discretionary adjustments that our compensation committee deems appropriate. Our president and chief executive officer makes recommendations to the compensation committee as to the degree to which the other named executive officers have satisfied their personal goals. The compensation committee makes this same determination with respect to our president and chief executive officer.

The compensation committee established targets under each of these goals for each of the named executive officers that it believed could be achieved only with significant effort and operational success on the part of such executives and the company. The compensation committee determined that we fully achieved our most important goal of 2006, in-licensing a late-stage asset, by obtaining the rights to mitiglinide from Kissei. This corporate achievement favorably impacted the annual bonus of our chief business officer who was primarily responsible for this undertaking and its success. The compensation committee determined that we adequately achieved our second most important goal through the completion of our series C financing and entering into our Loan Agreement with Hercules. Although the compensation committee believed the terms of the series C financing were favorable, our chief executive officer’s 2006 bonus was reduced because the total proceeds raised in this financing were below target. Our compensation committee determined that the substantive scientific progress in our ghrelin agonist and ghrelin antagonist programs merited a favorable increase in our named executive officers’ annual bonuses. The compensation committee concluded that our chief scientific officer fully achieved all of his target goals, primarily as a result of the success of these programs. For our fiscal year ended December 31, 2006, the target cash incentives for each of our named executive officers, as a percentage of base salary, were 68.2%, 30.0%, and 25.0% for our president and chief executive officer, chief business officer and chief scientific officer, respectively. Our president and chief executive officer’s target bonus percentage was higher than normal for our company in the first three years of his employment because we were attempting to compensate him for opportunities that he relinquished in connection with joining us. We have reduced our president and chief executive officer’s target bonus percentage to lower levels for 2008 and anticipate that it will remain substantially below the 2006 level for the foreseeable future. These targets represents a significant percentage of our named executive officers’ base salaries and vary depending on position of the named executive officer, with our chief executive officer having the greatest percentage of his compensation tied to the company’s targets since he has the most influence over the success of the company. We believe that structuring our cash incentive program this way appropriately aligns our executives’ compensation to our performance and creation of stockholder value.

After the end of our 2006 fiscal year, the compensation committee evaluated the company’s performance and made determinations regarding whether each of the named executives had attained his respective performance targets under the goals specified above. Based on that evaluation and determination, the actual cash incentive payouts for our fiscal year ended December 31, 2006 represented 40.8%, 20.0% and 25.0% of the base salaries for our president and chief executive officer, chief business officer and chief scientific officer, respectively.

Our compensation committee and board of directors established the fiscal 2007 cash incentive program for each of our named executive officers upon the achievement of the following corporate goals: (a) business development; (b) financing; and (c) progress of our development programs. Each named executive’s individual targets under these goals are based on the historical targets for such executive, the ability of the executive to drive corporate performance, provisions of their respective employment agreements that were negotiated at the time of hire and the experiences of our compensation committee and board members as to what they believed was appropriate. The compensation committee established targets under each of these goals for each of the named executive officers that it believed could be achieved only with significant effort and operational success on the part of such executives and the company. For the fiscal year ended December 31, 2007, the target cash incentive payment for each of our named executive officers, as a percentage of base salary, is 67.2%, with a minimum payment of $15,000, 30.0%, 30.0% and 25.0% for our president and chief executive officer, chief financial officer, chief business officer and chief scientific officer, respectively. After the end of our 2007 fiscal year, the compensation committee will again evaluate our performance and make determinations regarding whether each of the named executives has attained his respective performance targets and will make payments in addition to the minimum amounts as appropriate.

Our compensation committee has engaged an independent compensation consultant to assist us in establishing the parameters of our annual cash incentive program for fiscal year 2008. Accordingly, target bonuses and bonus criteria for our fiscal years ended December 31, 2006 and 2007 may not be indicative of the targets established for future years as our mix of compensation elements may vary after we become a public company.

Equity compensation. We use stock options to attract, retain, motivate and reward our named executive officers. Through our equity-based grants, we seek to align the interests of our named executive officers with our stockholders, reward and motivate both near-term and long-term executive performance and provide an incentive for retention. Our decisions regarding the amount and type of equity incentive compensation, the allocation of equity and relative weighting of these awards within total executive compensation have been based on our understanding and individual experiences of market practices of similarly-situated companies and our negotiations with our executives in connection with their initial employment or promotion. Equity-based incentive awards are intended to be the longer-term components of our overall executive compensation program. While annual incentive cash compensation is designed to encourage shorter-term performance, generally performance over a one-year period, equity-based awards are designed to encourage our named executives’ performance over several years.

All of our employees, including our named executive officers, have received stock option grants under our stock option plans. We grant stock option awards to our employees generally upon the commencement of their employment, upon a promotion and from time to time based on level of equity ownership, performance and expected future contribution, as part of our overall compensation program. Stock option awards provide our named executive officers with the right to purchase shares of our common stock at a fixed exercise price typically for a period of up to 10 years, subject to continued employment with our company. Stock options are earned on the basis of continued service to us and generally vest over four years, beginning with 25% vesting one year after the date of grant, then pro-rata vesting monthly thereafter. In addition, certain of the stock options granted to our named executive officers vest upon the achievement of certain milestones. Our stock option awards also include an early exercise provision which allows for immediate exercise of the stock option. In the event of an early exercise, the underlying shares of common stock will be subject to repurchase by us at the exercise price paid by the executive upon any termination event, with respect to the exercised shares which have not yet vested. The vesting of the shares underlying these option grants to our named executive officers is the same as the vesting for stock option awards generally. Thus, while the executive is able to exercise the options immediately to take advantage of beneficial tax treatment in certain circumstances, the executive’s ability to retain the shares, and any appreciation of such shares, are still dependent upon the executive’s continued service and the continued vesting of the shares so exercised. Thus, these grants continue to align the interests of the executive with those of the stockholders. Our compensation committee has authorized these equity awards to provide for an additional long-term incentive and to facilitate the long-term tax planning of the named executives.

To date, all grants of stock options to our named executive officers have been subject to approval first by the compensation committee and then by the board of directors at regularly scheduled meetings during the year. The date of grant and the fair market value of the award are based upon the date of the board meeting approving such grant. The following factors are considered in determining the amount of equity incentive awards, if any, to grant to our named executive officers:

•	the number of shares subject to, and exercise prices of, outstanding options, both vested and unvested, held by our executives;

•	the vesting schedule of the unvested stock options held by our executives; and

•	the amount and percentage of our total equity on a diluted basis held by our executives.

All historical stock option grants were made at what our board of directors determined to be the fair market value of our shares of common stock on the respective grant dates. In contemplation of this initial public offering, we have reexamined the valuations of our common stock during 2006. In connection with that reexamination, we prepared retrospective valuations of the fair value of our common stock for financial reporting purposes as of September 30, 2006, December 31, 2006 and April 30, 2007. We believe that the valuation methodologies used in the retrospective valuations are reasonable and that the preparation of the retrospective valuations was necessary due to the fact that the timeframe for a potential initial public offering had accelerated significantly since the contemporaneous valuations were prepared.

We recognize stock-based compensation expense under SFAS 123R using the fair-value based method for all awards granted on or after the date of our adoption and these values have since been reflected in our consolidated financial statements.

On November 9, 2006, our board of directors granted a stock option to each of Mr. Heiden, Dr. Watson and Dr. DiStefano for the purchase of 1,500,000, 425,000 and 500,000 shares of our common stock, respectively, based on the factors listed above and the executive’s performance. The relative size of all of our stock option awards is primarily driven by the position and level of responsibility the grantee currently holds, and their expected future position and level within our organization and his individual performance. The stock option grant to Mr. Heiden was substantially larger than to Dr. Watson or Dr. DiStefano because of Mr. Heiden’s critical role as our chief executive officer. Dr. DiStefano’s 2006 stock option award was slightly higher than Dr. Watson’s because of the significant progress of ghrelin antagonist program during 2006. The board determined to base a portion of the vesting of such grants on the company’s achievement of certain performance goals. This decision was based on the board’s desire to provide an additional motivation to these named executive officers to achieve these milestones, thus further aligning the interest of such named executive officers with the interests of our stockholders. Of the stock options granted on November 9, 2006, 25% vest on completion of this initial public offering, 25% vest upon acceptance of our first NDA by the FDA and the remaining 50% vest over four years, with 25% vesting on October 4, 2007, then pro-rata vesting monthly thereafter.

On January 30, 2007 our board of directors granted Mr. Perry a stock option to purchase 1,000,000 shares of our common stock in connection with his hiring, with 50% vesting upon the completion of this initial public offering and 50% vesting over four years with 25% vesting one year from date of grant then pro-rata vesting monthly thereafter. Our board made this stock option grant to Mr. Perry for two reasons. First, it wanted to provide him with an appropriate long-term incentive by including both time-based vesting, to encourage retention, and milestone achievement based-vesting, to motivate him to achieve the company’s goals. Second, it made this grant as part of Mr. Perry’s initial compensation package in order to provide him with an equity award that is comparable to what he could receive from companies with which we compete for talent, based on the board’s understanding of the equity awards made to similar executives by such companies and its review of a leading life sciences compensation survey for biopharmaceutical and biotechnology companies from 1 to 49 and 50 to 149 employees. We granted all of these stock options at an exercise price of $0.15 per share, the fair market value on the date of grant, as determined by our board of directors.

In September 2007, our compensation committee engaged an independent compensation consultant to assist us in developing an equity award grant policy that formalizes how we grant equity awards to our officers and employees in the future.

Other benefits

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, group life and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. We do not currently provide a matching contribution under our 401(k) plan. Moreover, with the exception of our 401(k) plan, we do not offer retirement benefits. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our named executive officers. The compensation committee in its discretion may revise, amend or add to the officer’s executive benefits and perquisites if it deems it advisable. Historically, our company has made one loan to our president and chief executive officer in connection with his employment arrangements, although we no longer engage in such practice. In September 2004, pursuant to a promissory note, we loaned Mr. Heiden $400,000. The note was forgivable over a three year period with the final installment of principal and interest forgiven on September 17, 2007.

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that public companies may deduct in any one year with respect to certain of its named executive officers. Certain performance-based compensation approved by stockholders is not subject to this deduction limit. Our compensation committee’s strategy in this regard is to be cost and tax efficient. Therefore, the compensation committee intends to preserve corporate tax deductions, while maintaining the flexibility in the future to approve arrangements that it deems to be in our best interests and the best interests of our stockholders, even if such arrangements do not always qualify for full tax deductibility.

Severance and change in control benefits

In September 2007, our compensation committee engaged an independent compensation consultant to provide advice, as well as a peer group analysis, to assist our compensation committee in determining appropriate severance and change in control benefits for our named executive officers. Our compensation committee expects this peer group to include companies with whom we compete for executive talent and companies that face similar challenges as us. The compensation committee expects to review the terms of severance programs and arrangements maintained by our peer companies, such as coverage (who is covered), benefit triggers (i.e., terminating events, like termination without cause, or resignation for “good reason” both prior to and after a change in control), coverage period (how long after a change in control would the benefits trigger or severance benefits be applicable), cash severance and continuation of health care benefits post termination.

After completing this analysis, our compensation committee expects to enter into agreements with each of our named executive officers. See “—Potential Payments Upon Termination or Change-in-Control” for a discussion of the terms of the severance and change in control benefits currently in place. Our goal in adopting new severance and change in control benefits is to offer sufficient cash continuity protection such that an officer’s full time and attention will focus on the requirements of the business rather than the potential implications for his/her position. Our compensation committee also wants to negotiate the terms of any severance package with our named executive officers before becoming a public company as a planning mechanism. The compensation committee prefers to have certainty regarding the potential severance amounts payable to the named executive officers under certain circumstances, rather than negotiating severance at the time that a named executive officer’s employment terminates.

The terms of the severance and change in control benefits currently in place with our named executive officers were negotiated on a person-by-person basis. As such, these current severance and change in control benefits reflect a negotiation between us and each named executive officer at the time of their hiring. The negotiated position was dictated, in part, by our compensation committee’s understanding of market norms at the time of the hiring and the importance of their role in our organization and, in part, by each named executive officer’s individual expectations. In addition, our stock option agreements provide that in the event of a change in control, all awards granted will fully vest and all outstanding options will be immediately exercisable unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. In the event that outstanding awards are substituted or assumed, then one-half of the substituted or assumed unvested shares shall immediately become exercisable. The remaining one-half of unvested shares shall continue to vest in accordance with the original vesting schedule set forth in the award agreement. If employment is terminated within twelve months following a change in control event, for any reason other than for cause or by the executive without good reason, the remaining substituted or assumed unvested shares will immediately vest. Our board of directors has determined that such accelerated vesting provisions are appropriate for two reasons. First, our board believes that guaranteeing a percentage of accelerated vesting in the event of a change in control transaction will encourage our option holders, including our named executive officers, to stay focused in such circumstances. Second, our board believes that having a portion of the option continue to vest after the transaction provides an incentive for our option holders, including our named executive officers, to provide continuity to a successor.

Summary Compensation Table

The following summarizes the compensation earned during the fiscal year ended December 31, 2006, for our chief executive officer (who also served as our principal financial officer in 2006) and each of our other most highly compensated executive officers who were serving as executive officers on December 31, 2006 and whose compensation exceeded $100,000. We refer to these individuals as our “named executive officers.”

Name and Principal Position	Year	Salary($)	Option Awards($)(1)		Non-Equity Incentive Plan Compensation($)(2)	All Other Compensation($)		Total($)
William K. Heiden	2006	337,750	12,893	(3)	138,138	144,198	(4)	632,979
President, Chief Executive Officer, Principal Financial Officer and Director

Peter S. DiStefano, Ph.D	2006	270,200	4,298	(5)	67,600	—		342,098
Chief Scientific Officer and Vice President Research and Development

Alan D. Watson, Ph.D.	2006	278,306	3,653	(6)	55,702	—		337,661
Chief Business Officer and Executive Vice President

(1)

Stock-based compensation expense for these awards was calculated in accordance with SFAS 123(R) and is being amortized over the vesting period of the related award. The amounts reflected in this table exclude the estimate of forfeitures applied by us under SFAS 123(R) when recognizing stock-based compensation expense for financial statement reporting purposes for fiscal 2006. For a discussion of the valuation assumptions used in calculating this amount, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-based Compensation.”

(2)	Represents amounts paid in 2007 for performance in 2006.
(3)	$8,883 of this amount is allocable to options subject to time-based vesting; $4,010 of this amount is allocable to options that will vest upon the filing of an NDA.
(4)

Promissory note receivable was issued on September 5, 2004 to Mr. Heiden in the amount of $400,000 and bears interest at 4%. The principal and interest are forgiven over a three year period as long as Mr. Heiden remains an employee with the company. A total of $144,198 was expensed in 2006 as recognition of the principal and interest charge.

(5)	$2,961of this amount is allocable to options subject to time-based vesting; $1,337 of this amount is allocable to options that will vest upon the filing of an NDA.
(6)	$2,517 of this amount is allocable to options subject to time-based vesting; $1,136 of this amount is allocable to options that will vest upon the filing of an NDA.

Grants of Plan-Based Awards—2006

The following table sets forth certain information with respect to awards under our non-equity incentive plan and equity incentive plan made by us to our named executive officers during the fiscal year ended December 31, 2006.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target($)	Estimated Future Payouts Under Equity Incentive Plan Awards (#)(1)		All Other Option Awards: Number of Securities Underlying Options (#)(1)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards($)
William K. Heiden	11/9/2006	230,230	750,000	(2)	750,000	(3)	0.15	221,250

Peter S. DiStefano	11/9/2006	67,600	250,000	(2)	250,000	(3)	0.15	73,750

Alan D. Watson	11/9/2006	83,554	212,500	(2)	212,500	(3)	0.15	62,688

(1)	All option awards were granted under our 2001 Stock Incentive Plan, or 2001 Plan, Plan as amended and are subject to the related award agreements.
(2)

Option shares subject to performance based-vesting criteria. Fifty percent of these options will vest immediately at the consummation of this offering and fifty percent of the option shares vest immediately upon the acceptance of a filed NDA by the FDA.

(3)

Option shares subject to time based-vesting criteria. Twenty-five percent of the option shares vest on the first anniversary of the vesting commencement date of October 4, 2006, and one forty-eighth (1/48) of the original number of shares vest at the end of each successive month following the first anniversary until the fourth anniversary date of the vesting commencement date.

Outstanding Equity Awards at Fiscal Year-End—2006

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options #		Option Exercise Price ($)		Option Expiration Date
William K. Heiden	2,086,155		1,561,600	(1)			0.1000		9/7/2014
					1,449,102	(2)	0.1000		9/7/2014
					750,000	(3)	0.1500		11/8/2016
			750,000	(4)			0.1500		11/8/2016

Peter S. DiStefano, Ph.D	122,009	(5)					0.1311	(6)	12/13/11
	182,289		67,711	(7)			0.1000		1/29/2014
	701,810		30,523	(8)			0.1000		1/29/2014
	151,085	(9)					0.1000		1/29/2014
					151,086	(10)	0.1000		1/29/2014
	31,145	(7)	33,855	(7)			0.1000		1/19/2015
					250,000	(3)	0.1500		11/8/2016
			250,000	(4)			0.1500		11/8/2016

Alan D. Watson, Ph.D.	244,019	(11)					0.1311	(6)	6/30/2012
	45,753	(12)					0.1311	(6)	6/30/2012
	76,256	(9)					0.1311	(6)	6/30/2012
	90,080	(9)					0.1000		1/29/2014
					90,080	(10)	0.1000		1/29/2014
	441,137		19,186	(8)			0.1000		1/29/2014
	72,915		27,085	(7)			0.1000		1/29/2014
					50,000	(13)	0.1000		1/19/2015
					212,500	(3)	0.1500		11/8/2016
			212,500	(4)			0.1500		11/8/2016

(1)

One forty-eighth (1/48) of the option shares vest at the end of each month after September 8, 2004, the vesting grant date. Mr. Heiden exercised options to purchase 100,000 shares of common stock on November 30, 2006 from this grant.

(2)	Fifty percent of the option shares vest upon consummation of a significant corporate partnering transaction and fifty percent vest on the effective date of this offering.
(3)	Fifty percent of these options will vest immediately at the closing of an this offering and fifty percent of the option shares vest immediately upon the acceptance of a filed NDA by the FDA.
(4)

Twenty-five percent of the option shares vest on the first anniversary of the vesting commencement date of October 4, 2006, and one forty-eighth (1/48) of the original number of shares vest at the end of each successive month following the first anniversary until the fourth anniversary date of the vesting commencement date.

(5)

Twenty-five percent of the option shares vested on the first anniversary of the vesting commencement date of October 29, 2001 and one forty-eighth (1/48) of the original number of shares vested at the end of each successive month following the first anniversary until the fourth anniversary date of the vesting commencement date.

(6)	These option grants were originally granted at an exercise price of $0.10 per share and were subject to a reverse split (0.76256 to 1) on February 4, 2003.
(7)

Twenty-five percent of the option shares vested on the first anniversary of grant date and one forty-eighth (1/48) of the original number of shares vest at the end of each successive month following the first anniversary until the fourth anniversary of the grant date.

(8)

Twenty-five percent of the option shares vest on the first anniversary of the vesting commencement date of February 4, 2003 and one forty-eighth (1/48) of the original number of shares vested at the end of each successive month following the first anniversary until the fourth anniversary date of the vesting commencement date.

(9)	The original milestone vesting terms of this grant were modified on January 20, 2005 to include the successful negotiation of terms of a corporate collaboration agreement.
(10)	One hundred percent of the option shares vested upon the first human testing of a compound by Elixir.
(11)

Twenty-five percent of the option shares vested on the first anniversary of the grant date of July 1, 2002 and one forty-eighth (1/48) of the original number of shares vest at the end of each successive month following the first anniversary until the fourth anniversary of the grant date.

(12)	These option shares vested upon completion of agreement with third-party service providers.
(13)	One hundred percent of the option shares vest upon the successful completion of a collaboration agreement.

Option Exercises and Stock Vested—2006

The following table provides certain information regarding the number of stock options exercised under the 2001 Plan as amended and the corresponding amounts realized by the named executive officers.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)
William K. Heiden	100,000

(1)	All option awards were granted under the 2001 Plan as amended and are subject to the related Stock Option Agreements.
(2)

There was no public market for our common stock in 2006. We have estimated the market value of the unvested option shares based on an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover of this prospectus.

Stock and Benefit Plans

2001 Stock Incentive Plan

Our 2001 Plan was adopted by our board of directors and approved by our stockholders on December 13, 2001. We initially reserved 2,424,940 shares of our common stock for issuance as restricted stock and upon the exercise of incentive and non-qualified options granted under the 2001 Plan. We subsequently amended the 2001 Plan on multiple occasions, the last of which was March 1, 2007. We have reserved a total of 24,558,695 shares of our common stock for issuance under our 2001 Plan. As of September 30, 2007, 16,083,309 of these shares were subject to outstanding awards and 7,105,752 of these shares were available for issuance.

The 2001 Plan is administered by our board of directors. The administrator of the 2001 Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2001 Plan.

The 2001 Plan permits us to make grants of restricted stock and incentive and non-qualified stock options to employees, directors and consultants who perform services for us. Stock options granted under the 2001 Plan have a maximum term of ten years from the date of grant and stock options have an exercise price of no less than the fair market value of the common stock on the date of grant.

In the event of a merger, sale or dissolution of the Company, or a similar “sale event,” all awards granted under the 2001 Plan will fully vest and all outstanding options will be immediately exercisable prior to and subject to the closing of the “sale event,” unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. Fifty percent of any assumed awards will vest and fifty percent of assumed options will become immediately exercisable upon the closing of the “sale event.” The remaining assumed and unvested awards will vest over the period specified in the original award agreement, unless the grantee is terminated without “cause” or resigns for “good reason,” in which case all remaining unvested awards will fully vest and all outstanding options will be immediately exercisable.

In connection with the adoption of our 2007 Stock Option and Incentive Plan, or 2007 Option Plan, which is discussed below, our board of directors determined not to grant any further awards under the 2001 Plan after this offering.

Centagenetix Plan

In connection with our 2003 merger with Centagenetix, Inc., we assumed the Centagenetix, Inc. 2001 Employee, Director and Consultant Stock Plan, or Centagenetix Plan. We assumed options under the Centagenetix Plan on substantially the same terms and conditions under which they were issued originally. We have not granted any new options under the Centagenetix Plan since the merger. A total of 258,659 shares of our common stock are reserved for issuance under the Centagenetix Plan. As of September 30, 2007, all of these shares were subject to outstanding awards and none were available for issuance.

In the event of a merger, sale or dissolution of the Company, or a similar “sale event,” all awards granted under the Centagenetix Plan will fully vest and all outstanding options will be immediately exercisable prior to and subject to the closing of the “sale event,” unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. We will not grant any further awards under the Centagenetix Plan after this offering.

2007 Stock Option and Incentive Plan

Our 2007 Option Plan was adopted by our board of directors and approved by our stockholders in                      2007. The 2007 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, performance shares, cash-based awards, unrestricted stock awards and dividend equivalent rights. We have initially reserved                      shares of our common stock for the issuance of awards under the 2007 Option Plan. The 2007 Option Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2009, by             % of the outstanding number of shares of common stock on the immediately preceding December 31; provided that the maximum aggregate number of shares reserved after any annual increase may not exceed             % of the total number of outstanding shares of stock. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. Awards will not be granted under the 2007 Option Plan prior to the effectiveness of the registration statement of which this prospectus is a part.

The 2007 Option Plan may be administered by either a committee of at least two non-employee directors or by our full board of directors, or the administrator. The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than              shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period and no more than              shares may be granted in the form of incentive stock options.

The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

Stock appreciation rights may be granted under our 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2007 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Deferred and unrestricted stock awards may be granted under our 2007 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and are subject to such restrictions and conditions as the administrator shall determine. Our 2007 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

Performance shares may be granted under our 2007 Option Plan. Performance shares are awards entitling the grantee to receive shares of our common stock upon the attainment of pre-established performance goals. The administrator determines the performance goals with respect to awards of performance shares. If the performance goals are not attained, no shares will be granted to the recipient.

Dividend equivalent rights may be granted under our 2007 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

Cash-based awards may be granted under our 2007 Option Plan. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

Unless the administrator provides otherwise, our 2007 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution, or a similar “sale event,” unless assumed or substituted, all stock options and stock appreciation rights granted under the 2007 Option Plan will automatically become fully exercisable, all other awards granted under the 2007 Option Plan will become fully vested and non-forfeitable and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion. Upon the effective time of any such sale event, the 2007 Option Plan and all awards will terminate unless the parties to the transaction, at their discretion, provide for appropriate substitutions or assumptions of outstanding awards. Fifty percent of any award so assumed or continued or substituted shall be deemed vested and exercisable in full upon the closing of the sale event. The remaining unvested portion of any award so assumed or continued or substituted shall be deemed vested and exercisable in full upon the date on which the grantee’s employment or service relationship with us terminates if such termination occurs (i) within twelve months after such sale event and (ii) such termination is by us or a successor entity without cause or by the grantee for good reason.

No awards may be granted under the 2007 Option Plan after                      2017. In addition, our board of directors may amend or discontinue the 2007 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2007 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2007 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2007 Option Plan, (iv) is required by the Nasdaq Global Market rules, or (v) is required by the Internal Revenue Code of 1986, as amended, or the Code, to ensure that incentive options are tax-qualified.

401(k) Savings Plan

Our employee savings plan is intended to qualify under Section 401 of the Internal Revenue Code. Our 401(k) plan permits employees to make contributions up to the statutory limit. We may make annual discretionary contributions to our 401(k) plan in amounts determined annually. We did not make discretionary contributions in 2006 or in previous years.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Agreements and Severance Agreements

William K. Heiden. Under the terms of the offer letter to our President and Chief Executive Officer, William K. Heiden, dated September 2, 2004, the term of his employment is indefinite until terminated by either party. Mr. Heiden is entitled to an annual base salary of not less than $325,000 and an annual bonus as determined by our board of directors. In connection with his employment, we granted Mr. Heiden an incentive stock option, subject to time based vesting, to purchase 3,747,755 shares of our common stock, and two non-qualified stock options, subject to time based vesting, to purchase an aggregate of 1,499,102 shares of our common stock. Mr. Heiden’s offer letter provides for customary health benefits.

Gregory D. Perry. Under the terms of the offer letter to our Executive Vice President and Chief Financial Officer, Gregory D. Perry, dated January 22, 2007, the term of his employment is indefinite until terminated by either party. Mr. Perry is entitled to an annual base salary of not less than $300,000 and an annual bonus as determined by us. In connection with his employment, we granted Mr. Perry an incentive stock option, subject to time based vesting, to purchase 500,000 shares of our common stock, and an incentive stock option, subject to vesting upon the closing of a qualified public offering or upon a change in control, to purchase 500,000 shares of our common stock. Mr. Perry’s offer letter provides for customary health benefits.

Peter S. DiStefano, Ph.D. Under the terms of the offer letter to our Vice President Research and Development and Chief Scientific Officer, Peter S. DiStefano, Ph.D., dated October 1, 2001, the term of his employment is indefinite until terminated by either party. Dr. DiStefano is entitled to an annual base salary of not less than $205,000 and an annual bonus as determined by us. In connection with his employment, we granted Dr. DiStefano an incentive stock option, subject to time based vesting, to purchase 160,000 shares of our common stock. Dr. DiStefano’s offer letter provides for customary health benefits.

Paul M. Martha, M.D. Under the terms of the offer letter to our Senior Vice President, Chief Medical Officer, Paul M. Martha, M.D., dated October 5, 2007, the term of his employment is indefinite until terminated by either party. Dr. Martha is entitled to an annual base salary of not less than $300,000 and an annual bonus as determined by us. In connection with his employment, we granted Dr. Martha an incentive stock option, subject to time based vesting, to purchase 750,000 shares of our common stock. Dr. Martha’s offer letter provides for customary health benefits.

Alan D. Watson, Ph.D. Under the terms of the offer letter to our Executive Vice President and Chief Business Officer, Alan D. Watson, Ph.D., dated June 17, 2002, the term of his employment is indefinite until terminated by either party. Dr. Watson is entitled to an annual base salary of not less than $250,000 and an annual bonus as determined by us. In connection with his employment, we granted Dr. Watson an incentive option, subject to time based vesting, to purchase 320,000 shares of our common stock, and two incentive options, subject to performance based vesting, to purchase an aggregate of 160,000 shares of our common stock. Dr. Watson’s offer letter provides for customary health benefits.

Potential Payments Upon Termination or Change-in-Control

We have entered into certain agreements and maintain certain plans that may require us to make certain payments and/or provide certain benefits to the named executive officers in the event of a termination of employment or a chance of control. The following tables and narrative disclosure summarize the potential payments to each named executive officer assuming that one of the events listed in the tables below occurs. The tables assume that the event occurred on December 31, 2006, the last day of our fiscal year. For purposes of estimating the value of amounts of equity compensation to be received in the event of a termination of employment or change of control, we have assumed a price per share of our common stock of $            , which represents the mid-point of the range set forth on the cover of this prospectus.

As discussed above under the heading “Stock and Benefit Plans,” the stock options held by our named executive officers are subject to accelerated vesting under certain circumstances in connection with a change in control of our company. For purposes of the disclosure below, we have assumed that a change in control transaction occurred in which the successor entity did not assume any of our outstanding equity awards. Accordingly, we have assumed that 100% of the unvested stock options held by our named executive officers would become fully exercisable in connection with a change in control.

William K. Heiden. In the event that his employment is terminated by us without cause or he resigns for good reason, Mr. Heiden will receive a lump-sum severance payment totaling his base salary for one year plus his continued medical and dental benefits for one year, and acceleration of a portion of his unvested stock options. In the event Mr. Heiden’s employment terminates for any other reason, he will not be entitled to any benefits after the date of termination. Mr. Heiden is subject to customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby he agrees not to provide services to any company in the industry in which we compete for 12 months and not to solicit or interfere with our relationships with any of our clients, consultants, suppliers or employees for 12 months after terminating his employment. Our obligation to make the termination payments described above is conditioned upon Mr. Heiden’s continued compliance with the confidentiality, non-compete and non-solicit provisions. The following table quantifies certain payments which may become due to Mr. Heiden:

Payments and Benefits	Involuntary Termination Without Cause or Resignation for Good Reason ($)	Change of Control ($)
Cash Severance	337,750	—
Stock Option Acceleration	—
Health and Dental Benefits	10,307	—

Total	348,057

Gregory D. Perry. In the event that his employment is terminated by us without cause or he resigns for good reason, Mr. Perry will receive monthly severance payments totaling his base salary for one year and continued medical and dental benefits for one year. In the event Mr. Perry’s employment terminates for any other reason, he will not be entitled to any benefits after the date of termination. Mr. Perry is subject to customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby he agrees not to provide services to any company in the industry in which we compete for 18 months and not to solicit or interfere with our relationships with any of our clients, consultants, suppliers or employees for 18 months after terminating his employment. Our obligation to make the termination payments described above is conditioned upon Mr. Perry’s continued compliance with the confidentiality, non-compete and non-solicit provisions. The following table quantifies certain payments which may become due to Mr. Perry:

Payments and Benefits	Involuntary Termination Without Cause or Resignation for Good Reason ($)	Change of Control ($)
Cash Severance	300,000	—
Stock Option Acceleration	—
Health and Dental Benefits	15,949	—

Total	315,949

Peter S. DiStefano, Ph.D. In the event that his employment is terminated by us without cause, Dr. DiStefano will receive monthly severance payments totaling his base salary for six months. In the event Dr. DiStefano’s employment terminates for any other reason, he will not be entitled to any benefits after the date of termination. Dr. DiStefano is subject to customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby he agrees not to provide services to any company in the industry in which we compete for 18 months and not to solicit or interfere with our relationships with any of our clients, consultants, suppliers or employees for 18 months after terminating his employment. Our obligation to make the termination payments described above is conditioned upon Dr. DiStefano’s continued compliance with the confidentiality, non-compete and non-solicit provisions. The following table quantifies certain payments which may become due to Dr. DiStefano:

Payments and Benefits	Involuntary Termination Without Cause ($)	Change of Control ($)
Cash Severance	135,100	—
Stock Option Acceleration	—

Total	135,100

Paul M. Martha, M.D. In the event that his employment is terminated by us without cause or he resigns for good reason, Dr. Martha will receive monthly severance payments totaling his base salary for one year. In the event Dr. Martha’s employment terminates for any other reason, he will not be entitled to any benefits after the date of termination. Dr. Martha is subject to customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby he agrees not to provide services to any company in the industry in which we compete for 18 months and not to solicit or interfere with our relationships with any of our clients, consultants, suppliers or employees for 18 months after terminating his employment. Our obligation to make the termination payments described above is conditioned upon Dr. Martha’s continued compliance with the confidentiality, non-compete and non-solicit provisions. The following table quantifies certain payments which may become due to Dr. Martha:

Payments and Benefits	Involuntary Termination Without Cause or Resignation for Good Reason ($)	Change of Control ($)
Cash Severance	300,000	—
Stock Option Acceleration	—	—

Total	300,000

Alan D. Watson, Ph.D. In the event that his employment is terminated by us without cause, Dr. Watson will receive monthly severance payments totaling his base salary for one year and continued medical and dental benefits for one year. In the event Dr. Watson’s employment terminates for any other reason, he will not be entitled to any benefits after the date of termination. Dr. Watson is subject to customary confidentiality restrictions and post-termination non-compete and non-solicit provisions, whereby he agrees not to provide services to any company in the industry in which we compete for 18 months and not to solicit or interfere with our relationships with any of our clients, consultants, suppliers or employees for 18 months after terminating his employment. Our obligation to make the termination payments described above is conditioned upon Dr. Watson’s continued compliance with the confidentiality, non-compete and non-solicit provisions. The following table quantifies certain payments which may become due to Dr. Watson:

Payments and Benefits	Involuntary Termination Without Cause ($)	Change of Control ($)
Cash Severance	278,306	—
Stock Option Acceleration	—
Health and Dental Benefits	10,307	—

Total	288,613

Proprietary Information and Inventions Agreements

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Director Compensation

Non-employee Director Compensation Policy

The total amounts paid to each director during 2006 is set forth in the table below. We intend to adopt a new compensation policy for non-employee directors to be effective upon consummation of this offering.

Director Compensation—2006

Name	Fee Earned or Paid in Cash ($)		Option Awards(1) ($)		All Other Compensation ($)		Total ($)
Vaughn M. Kailian	100,002	(2)	50,016	(3)	—		150,018
Vernon Cassin	—		—		33,399	(4)	33,399
Jonathan J. Fleming	—		—		—		—
Ansbert K. Gadicke, M.D.	—		—		—		—
Cynthia J. Kenyon, Ph.D.	—		—		70,000	(5)	70,000
Edward Mascioli, M.D.(6)	—		—		—		—
Robert Nelson(7)	—		—		—		—
Bennett M. Shapiro, M.D.	—		5,359	(8)	23,000	(9)	28,359

(1)

Stock-based compensation expense for these awards was calculated in accordance with SFAS 123(R) and is being amortized over the vesting period of the related award. The amounts reflected in this table exclude the estimate of forfeitures applied by us under SFAS 123(R) when recognizing stock-based compensation expense for financial statement reporting purposes for fiscal 2006.

(2)

Represents payments made to Vaughn M. Kailian pursuant to a consulting agreement for services rendered to us by Mr. Kailian in his capacity as chairman of the board of directors. This agreement will terminate upon the consummation of this offering.

(3)

During 2006, we granted Mr. Kailian a stock option to purchase 180,000 shares of our common stock for services rendered in his capacity as chairman of our board of directors, which had an aggregate grant date fair value computed in accordance with SFAS 123(R) of $59,400. As of December 31, 2006, Mr. Kailian held options to purchase a total of 500,000 shares of our common stock.

(4)

Represents common stock and warrants to purchase common stock issued to Compton Overseas Investments Ltd., of which Vernon Cassin is the sole director, in connection with our series C financing. See “Certain Relationships and Related Person Transactions—Agency Agreements.” During 2006, we issued Compton Oversees Investments Ltd. a warrant to purchase 69,083 shares of our common stock, which had an aggregate fair value at the time of issuance of $30,638. As of December 31, 2006, Compton Oversees Investments Ltd. held warrants to purchase a total of 188,083 shares of our common stock

(5)

Represents payments made to Cynthia J. Kenyon pursuant to a consulting agreement for scientific and other research related consulting services rendered to us by Dr. Kenyon. This agreement will terminate upon the consummation of this offering.

(6)	Edward Mascioli resigned from our board of directors in September 2007 and was replaced by David Stack.
(7)	Robert Nelson resigned from our board of directors in September 2007.
(8)

During 2006, we granted Dr. Shapiro a stock option to purchase 110,000 shares of our common stock, which had an aggregate grant date fair value computed in accordance with SFAS 123(R) of $34,300. As of December 31, 2006, Dr. Shapiro held options to purchase a total of 180,000 shares of our common stock.

(9)

Represents payments made to Bennett M. Shapiro pursuant to a consulting agreement and a consulting and clinical advisory board agreement for scientific and other technical consulting services rendered to us by Dr. Shapiro. These agreements will terminate upon the consummation of this offering.

Limitation of Liability and Indemnification Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•

we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by law and advance expenses, including attorneys’ fees, to each indemnified director or executive officer in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

During the last three years, we have engaged in the following transactions with our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

General

Jonathan Fleming is the Managing General Partner of Oxford Bioscience Partners. Ansbert Gadicke is the founder and a general partner of the MPM Group. Vaughn Kailian is a General Partner of MPM Capital. David Stack is an Executive Partner of MPM Capital. Investment funds affiliated with Oxford Bioscience Partners, or the Oxford Funds, the MPM Group and MPM Capital, or the MPM Funds, and ARCH Venture Partners, or the ARCH Funds, each hold a significant amount of our voting securities as a result of previous investments in the Company.

Short-Term Financing and Series C Financing

During November and December 2005, we sold subordinated secured convertible notes, or short-term notes, in the aggregate principal amount of $8,000,000. The short-term notes accrued interest at a rate of 7% per annum. A majority of the noteholders could demand repayment of the short-term notes after March 15, 2006. If no earlier demand for repayment was made, the short-term notes were to convert into the same class of securities issued in our next financing. The repayment demand date was extended from March 15, 2006 to July 31, 2006.

Our next financing was our series C financing during which we sold shares of our newly created series C redeemable convertible preferred stock, warrants to purchase common stock at an exercise price of $0.01 per share and, in some instances as described below, shares of our series B redeemable convertible preferred stock. The short-term notes converted during the June 2006 initial closing of our series C financing. From August 2006 through November 2006, we held three closings of our series C financing rights offering. In addition to the conversion of $8.3 million of principal and accrued interest on the short-term notes, we raised an aggregate of $23.0 million cash proceeds in our series C financing.

During the time of our series C financing, our certificate of incorporation contained a “pay to play” provision. To the extent an existing preferred stockholder did not participate in our series C financing at a level sufficient to maintain their pro rata ownership, each share of series A redeemable convertible preferred stock or series B redeemable convertible preferred stock that they held automatically converted into one-half share of series A-2 convertible preferred stock or one-half share of series B-2 convertible preferred stock, respectively. Our series A-2 convertible preferred stock and series B-2 convertible preferred stock does not contain any anti-dilution protective provisions. To increase participation by existing stockholders in our series C financing, we negotiated a provision pursuant to which existing stockholders received one additional share of series B redeemable convertible preferred stock for every $2.00 they invested at a level that increased their pro rata ownership.

In June 2006, in connection with the first closing of our series C financing, the principal and accrued interest on the short-term notes converted into an aggregate of 8,327,103 shares of our series C redeemable convertible preferred stock, warrants to purchase 2,352,715 shares of our common stock at an exercise price of $0.01 per share and 125,653 shares of our series B redeemable convertible preferred stock. The following table summarizes the participation by the holders of more than 5% of our voting securities in our short-term financing and the subsequent conversion of their short-term notes during our series C financing.

			Short-Term Notes Converted into
Name	Aggregate Principal Amount of Short- Term Notes Purchased ($)	Aggregate Interest Accrued on Short- Term Notes ($)	Shares of Series C Redeemable Convertible Preferred Stock	Warrants Exercisable for Shares of Common Stock	Shares of Series B Redeemable Convertible Preferred Stock
MPM Funds	2,031,703	88,164	2,119,866	598,942	33,107
ARCH Funds	1,470,369	63,805	1,534,174	433,462	23,960
Oxford Funds	1,171,108	50,819	1,221,927	345,240	19,084
MunMun International Ltd.	1,197,044	51,945	1,248,988	352,886	19,506

During the initial June 2006 closing of our series C financing, we sold an aggregate of 10,080,725 shares of our series C redeemable convertible preferred stock, warrants to purchase 2,848,187 shares of our common stock at an exercise price of $0.01 per share and 2,123,060 shares of our series B redeemable convertible preferred stock to the Oxford Funds, the MPM Funds and the ARCH Funds for aggregate cash proceeds of $10.1 million, in addition to the securities issued upon the conversion of the short-term notes discussed above. During the first closing of our series C financing rights offering in August 2006, we sold shares of our series C redeemable convertible preferred stock, warrants to purchase common stock at an exercise price of $0.01 per share and series B redeemable convertible preferred stock to MunMun International Ltd. for aggregate cash proceeds of $2.9 million, in addition to the securities issued upon the conversion of the short-term notes discussed above. The following table summarizes the cash participation by the holders of more than 5% of our voting securities in our series C financing.

Name	Aggregate Purchase Price ($)	Shares of Series C Redeemable Convertible Preferred Stock	Warrants Exercisable for Shares of Common Stock	Shares of Series B Convertible Preferred Stock
MPM Funds	5,000,000	5,000,000	1,412,690	1,231,679
ARCH Funds	3,618,562	3,618,562	1,022,381	891,381
Oxford Funds	1,462,163	1,462,163	413,116	—
MunMun International Ltd.	2,945,913	2,945,913	832,332	725,684

Series D Financing

In September 2007, we sold an aggregate of 28,030,032 shares of our series D redeemable convertible preferred stock and warrants to purchase 7,007,501 shares of our common stock at an exercise price of $0.01 per share for aggregate cash proceeds of $28.0 million. The following table summarizes the participation by the holders of more than 5% of our voting securities in our series D financing.

Name	Aggregate Purchase Price ($)	Shares of Series D Convertible Preferred Stock	Warrants Exercisable for Shares of Common Stock
MPM Funds	12,500,000	12,500,000	3,125,000
ARCH Funds	2,816,269	2,816,269	704,067
Oxford Funds	1,411,002	1,411,002	352,748
MunMun International Ltd.	1,818,963	1,818,963	454,740

Agency Agreements

In each of our series C financing and series D financing, we entered into an Agency Agreement with Compton Overseas Investments Ltd., or Compton. Vernon Cassin, one of our directors, is the sole director of Compton.

Pursuant to the Agency Agreements, we agreed, in advance of each financing, to issue common stock and warrants to purchase shares of our common stock to Compton based upon the amount of securities purchased in the financing by qualified non-U.S. residents. Compton would receive shares of common stock equal to 5.0% and 3.0% of the amount of capital stock purchased by any new or existing stockholder, respectively, to whom Compton had introduced us. Compton would also receive warrants to purchase common stock equal to 1.5% and 1.0% of the amount of capital stock purchased by any new or existing stockholder, respectively, to whom Compton had introduced us. In connection with our series C financing, we issued Compton 210,251 shares of our common stock and warrants to purchase 70,083 shares of our common stock at an exercise price of $0.01 per share. In connection with our series D financing, we issued Compton 69,903 shares of our common stock and warrants to purchase 23,301 shares of our common stock at an exercise price of $0.01 per share. Because the warrants issued pursuant to the Agency Agreements will expire upon the effectiveness of the registration statement of which this prospectus is a part, we anticipate that Compton will exercise them shortly and purchase an aggregate of 211,384 shares of our common stock for $236,934.

Services Agreement with MPM Asset Management and John McDonald

John McDonald serves as a business development and strategic alliance consultant to us pursuant to a services agreement, dated as of March 1, 2007 and amended July 24, 2007, among us, Mr. McDonald and MPM Asset Management, LLC, an affiliate of the MPM Funds. Mr. McDonald is also a Venture Partner with MPM Asset Management, LLC. Pursuant to the services agreement, we pay MPM Asset Management $11,000 per month for one-third of Mr. McDonald’s business time. Under the terms of the services agreement, we also paid $2,500 to MPM Asset Management upon our receipt of the up-front cash payment from Novartis in connection with their execution of the September 2007 agreement and $75,000 as a result of the $10 million investment in us by the Novartis investment fund managed by MPM Capital, our largest stockholder. See “Business—Collaborative Agreements—Novartis International Pharmaceuticals (Ghrelin Agonist & Sirtuin Modulators).” If we receive either of the additional cash payments pursuant to the September 2007 agreement, we will pay 1% of the amounts received to MPM Asset Management. If Novartis or the Novartis investment fund managed by MPM Capital makes an additional investment in Elixir, we will pay 0.75% of the amount invested to MPM Asset Management. The services agreement is terminable by either party upon 30 days notice.

Upon the execution of the consulting agreement, we awarded Mr. McDonald an option to purchase 175,000 shares of our common stock at an exercise price of $0.29 per share, the then fair market value of our common stock as determined by our board of directors after considering a contemporaneous appraisal. 100,000 of these options were immediately exercisable. An additional 25,000 of these options vested upon our execution of the September 2007 agreement. The remaining 50,000 of these options will vest upon our entering into a license agreement with Novartis.

Promissory Note with our Chief Executive Officer

In connection with the hiring of William Heiden as our chief executive officer in September 2004, Mr. Heiden issued us a promissory note with a principal amount of $400,000. The promissory note accrued interest at a rate of 4% per annum and was due in September 2007. Pursuant to its original terms, we agreed to forgive the principal and accrued interest during the time the promissory note remained outstanding on a pro rata basis as long as Mr. Heiden remained an employee. Pursuant to its original terms, we forgave the final installment of principal and interest on this promissory note on September 17, 2007.

Vaughn M. Kailian Agreement

On January 30, 2004, we entered into a consulting agreement with Vaughn M. Kailian, the chairman of our board of directors, under which Mr. Kailian performs various services for us at the direction of our board of directors, including serving as interim CEO until the hiring of Mr. Heiden in 2004 and thereafter in his capacity as chairman. In exchange for these services, we paid Mr. Kailian a monthly fee of $16,667 through October 2004 and have thereafter paid him $8,333 per month. In addition, we awarded Mr. Kailian non-qualified stock options to purchase 320,000 and 180,000 shares of our common stock on January 30, 2004 and November 9, 2006 at exercise prices of $0.10 and $0.15 per share, respectively. These options were 25% vested on January 30, 2004 and October 4, 2007, respectively, and vested in monthly installments beginning on the one year anniversary of the grant date. The fair value of these options at the time of award was $22,400 and $59,400, respectively. Mr. Kailian’s consulting agreement will terminate upon the consummation of this offering.

Founders Option Award

We have reserved 1.7 million shares of our common stock for awards to our founders if and when internally developed compounds successfully complete phase IIb trials. Upon a compound successfully completing a phase IIb trial, the Elixir founder who was the principal inventor of the scientific discoveries that led to the development of such compound will be awarded 566,667 shares of our common stock. Cynthia Kenyon, Ph.D., a director, may be awarded these options as a result of her work with ghrelin antagonists. Like our other founders, Dr. Kenyon is eligible to receive all three of these awards. Any option award will be granted at the fair market value of our common stock on the date the board of directors approves such grant and none these options may be awarded after February 4, 2013.

Commercial Consulting Agreement with Stack Pharmaceuticals, Inc.

Beginning in 2005, we engaged Stack Pharmaceuticals, Inc. in an arms-length transaction to provide us with commercial consulting services on customary terms and conditions. During the years ended December 31, 2005 and 2006 and the nine-months ended September 30, 2007, we paid Stack Pharmaceuticals $51,000, $71,000 and $181,000, respectively, under the terms of our agreement. Our consulting agreement with Stack Pharmaceuticals, Inc. is terminable by either party upon 60 days notice. In September 2005, we granted David Stack, the President and General Partner of Stack Pharmaceuticals, a non-qualified stock option to purchase 3,000 shares of our common stock at $0.10 per share, the then fair market value of our common stock as determined by our board of directors, in connection with our entering into this agreement. Twenty-five percent of these options vested on the first anniversary of the grant date and the remainder vest in 36 equal monthly installments thereafter. The fair value of these options at the time of the award was $240. In September 2007, Mr. Stack joined our board of directors.

Services Agreement with MPM Asset Management and Dr. Elizabeth Stoner

Dr. Elizabeth Stoner provides scientific and clinical consulting services to us relating to our development programs, including serving on our clinical advisory board, pursuant to a services agreement, dated as of October 1, 2007, among us, Dr. Stoner and MPM Asset Management, LLC, an affiliate of the MPM Funds. Pursuant to the services agreement, we pay MPM Asset Management $4,417.00 per month for Dr. Stoner’s services. The services agreement is terminable by either party upon 30 days notice. The services agreement will expire on its terms on December 31, 2007 unless extended by us and MPM Asset Management, LLC until March 31, 2008. We have agreed to award Dr. Stoner an option to purchase 25,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date the award is approved by our board of directors. Twenty-five percent of these options will vest on the first anniversary of the grant date and the remainder will vest in 36 equal monthly installments thereafter.

Registration Rights

Certain of our directors, executive officers, holders of more than 5% of our common stock are party to an agreement providing for rights to register under the Securities Act certain shares of our capital stock. For more information regarding these agreements, see “Description of Capital Stock—Registration Rights.”

Ancillary Financing Agreements

In connection with our series C financing, we entered into the third amended and restated voting agreement, dated as of June 19, 2006, with many of our stockholders, including each holder of more than 5% of our voting securities. In connection with our series D financing, this agreement was replaced by the fourth amended and restated voting agreement, dated as of September 4, 2007, with many of our stockholders, including each holder of more than 5% of our voting securities. These agreements contained drag-along rights, director nomination privileges and voting obligations. The currently existing fourth amended and restated voting agreement terminates upon the consummation of this offering.

In connection with our series C financing, we entered into the second amended and restated stock restriction agreement, dated as of June 19, 2006, with many of our stockholders, including Cynthia Kenyon, a director, and each holder of more than 5% of our voting securities. In connection with our series D financing, this agreement was replaced by the third amended and restated stock restriction agreement, dated as of September 4, 2007, with many of our stockholders, including Cynthia Kenyon, a director, and each holder of more than 5% of our voting securities. These agreements contained first refusal and co-sale rights. The currently existing third amended and restated stock restriction agreement terminates upon the consummation of this offering.

Indemnification Agreements

We have agreed to indemnify our directors and officers in certain circumstances. See “Compensation—Limitation of Liability and Indemnification Agreements.”

Policies for Approval of Related Person Transactions

Prior to the consummation of this offering, our board of directors, or a special independent committee established by the board of directors, has reviewed and approved transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates. Following the consummation of this offering, these transactions will be approved by our audit committee, or a special independent committee established by the audit committee.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of September 30, 2007, the most recent practicable date, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each beneficial owner of 5% or more of our outstanding common stock;

•	each of our directors and named executive officers; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of warrants or stock options that are immediately exercisable or exercisable within 60 days after September 30, 2007, although these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 143,434,834 shares outstanding as of September 30, 2007 which assumes the conversion of all outstanding shares of our preferred stock upon the consummation of this offering. Percentage ownership calculations for beneficial ownership after this offering include the shares we are offering hereby.

We have granted to the underwriters the option to purchase up to an additional              shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus. Percentage ownership calculations for beneficial ownership after this offering in the following table assume that the underwriters do not exercise their over-allotment option.

Name and Address of Beneficial Owner(1)	Common Stock				Percentage of Common Stock Beneficially Owned
	Shares Beneficially Owned	Shares That May be Acquired(2)		Total	Prior to this Offering	After this Offering
5% Stockholders:
ARCH Funds(3)	21,746,512	2,159,910		23,906,422	16.4%
MunMun International Ltd.(4)	17,800,381	1,639,958		19,440,339	13.4
MPM Funds(5)	38,608,986	5,136,632		43,745,618	29.4
Oxford Funds(6)	13,969,107	1,111,104		15,080,211	10.4

Directors and Named Executive Officers:
William K. Heiden	200,000	4,094,600	(7)	4,294,600	2.9
Gregory D. Perry	—	500,000		500,000	*
Peter S. DiStefano, Ph.D.	100,000	1,529,634	(8)	1,629,634	1.1
Paul M. Martha, M.D.	—	—		—	*
Alan D. Watson, Ph.D.	—	1,264,061	(9)	1,264,061	*
Vaughn M. Kailian(10)	10,000,000	2,855,415	(11)	12,855,415	8.8
Vernon Cassin(12)	988,154	211,384		1,199,538	*
Jonathan J. Fleming(13)	13,969,107	1,126,355	(14)	15,095,462	10.4
Ansbert K. Gadicke, M.D.(15)	38,608,986	5,136,632		43,745,618	29.4
Cynthia J. Kenyon, Ph.D.	1,608,835	—		1,608,835	1.1
Dion Madsen(16)	7,000,000	1,750,000		8,750,000	6.0
Bennett M. Shapiro, M.D.	—	97,499		97,499	*
David Stack(17)	3,000	—		3,000	*
All executive officers and directors as a group (13 persons)	102,024,975	14,728,816		116,753,791	73.8

*	Represents beneficial ownership of less than 1% of the shares of common stock.
(1)	Except as otherwise indicated, addresses are c/o Elixir Pharmaceuticals, Inc., 12 Emily Street, Cambridge, MA 02139.
(2)	Shares of common stock subject to warrants or options that are immediately exercisable or exercisable within 60 days of September 30, 2007.
(3)

The amounts shown reflect the aggregate number of shares of common stock beneficially owned by ARCH V Entrepreneurs Fund, L.P., ARCH Venture Fund V, L.P. and Healthcare Focus Fund, L.P. The people who have investment control of securities held by the ARCH Funds are Robert T. Nelsen, Steven Lazarus, Clinton Bybee and Keith Crandell, each of whom disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The address for the ARCH Funds is 8725 W. Higgins Road, Suite 290, Chicago, IL 60631.

(4)

Voting and dispositive power of the shares owned by MunMun International Ltd. is held by its director, Mohammad Fahad. The address for MunMun International Ltd. is c/o Saudi Fal Group, P.O. Box 4900, Riyadh, Saudi Arabia.

(5)

The amounts shown include the aggregate number of shares of common stock beneficially owned by MPM Asset Management Investors 2001 LLC, MPM Bioventures GMBH & Co. Parallel Beteiligungs KG, MPM Bioventures II-QP, L.P., MPM Bioventures II, L.P. and MPM Founders LLC. MPM Asset Management II, L.P. and MPM Asset Management II LLC are the direct and indirect general partners MPM Bioventures GMBH & Co. Parallel Beteiligungs KG, MPM Bioventures II-QP, L.P. and MPM Bioventures II, L.P. Ansbert Gadicke, Luke Evnin, Nicholas Galakatos, Michael Steinmetz and Kurt Wheeler are investment managers of MPM Asset Management II, L.P. and MPM Asset Management II LLC. Each member of such group disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

The amounts shown also include the aggregate number of shares of common stock beneficially owned by MPM BioVentures Strategic Fund, L.P. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of the MPM BioVentures Strategic Fund, L.P. Ansbert Gadicke, Luke Evnin, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are investment managers of MPM BioVentures III GP, L.P. and MPM BioVentures III LLC. Each member of such group disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

The amounts shown also include the aggregate number of shares of common stock beneficially owned by MPM Bio IV NVS Strategic Fund, L.P. MPM BioVentures IV GP, L.P. and MPM BioVentures IV LLC are the direct and indirect general partners of the MPM Bio IV NVS Strategic Fund, L.P. Ansbert Gadicke, Vaughn M. Kailian, Luke Evnin, Ashley Dombkowski, William Greene, Jim Scopa, Steven St. Peter, and John VanderVort are investment managers of MPM BioVentures IV GP, L.P. and MPM BioVentures IV LLC. Each member of such group disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

The address for the MPM Funds is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, MA 02116.

(6)

The amounts shown include the aggregate number of shares of common stock held by mRNA Fund L.P. for which voting and investment power is shared by Jonathan J. Fleming, Jeffrey T. Barnes and Alan G. Walton, each of whom are general partners of mRNA Partners L.P., the general partner of mRNA Fund L.P. Each member of such group disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

The amounts shown also include the aggregate number of shares of common stock held by Oxford Bioscience Partners III L.P. and Oxford Bioscience Partners (Adjunct) III L.P. for which voting and investment power is shared by Jonathan J. Fleming, Jeffrey T. Barnes and Alan G. Walton, each of whom are general partners of OBP Management III L.P., the general partner of Oxford Bioscience Partners III L.P. and Oxford Bioscience Partners (Adjunct) III L.P. Each member of such group disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

The amounts shown also include the aggregate number of shares of common stock held by Oxford Bioscience Partners (Bermuda) III Limited Partnership for which voting and investment power is shared by Jonathan J. Fleming, Jeffrey T. Barnes and Alan G. Walton, each of whom are general partners of OBP Management (Bermuda) III Limited Partnership, the general partner of Oxford Bioscience Partners (Bermuda) III Limited Partnership. Each member of such group disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

The address for the Oxford Funds is 222 Berkeley Street, Suite 1650, Boston, MA 02116.

(7)	The amounts shown include shares subject to an option to purchase an additional 1,124,551 shares of common stock that will become immediately exercisable upon the consummation of this offering.

(8)	The amounts shown include shares subject to an option to purchase an additional 125,000 shares of common stock that will become immediately exercisable upon the consummation of this offering.

(9)	The amounts shown include shares subject to an option to purchase an additional 106,250 shares of common stock that will become immediately exercisable upon the consummation of this offering.

(10)

The amounts shown include shares held by MPM Bio IV NVS Strategic Fund, L.P. Mr. Kailian is a member of MPM BioVentures IV LLC which is the direct and indirect general partner of MPM Bio IV NVS Strategic Fund, L.P. Mr. Kailian shares voting and investment power with respect to the shares held by, directly or indirectly, MPM Bio IV NVS Strategic Fund, L.P. and disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. See Note 5 above.

(11)	The amount show also includes shares subject to options to purchase 355,415 shares of common stock which are held by Mr. Kailian individually.
(12)	The amounts shown reflect shares held by Compton Overseas Investments Ltd. Mr. Cassin has sole voting or investment power with respect to such securities.
(13)

The amounts shown include shares held by the Oxford Funds. Mr. Fleming is a general partner of mRNA Partners L.P., OBP Management III, L.P. and OBP Management (Bermuda) III Limited Partnership and shares voting and investment power with respect to the shares held by, directly or indirectly, the Oxford Funds and disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. See Note 6 above.

(14)	The amount shown also includes shares subject to an option to purchase 15,251 shares of common stock which is held by Mr. Fleming individually.
(15)

The amounts shown reflect shares held by the MPM Funds. Dr. Gadicke is an investment manager of MPM Asset Management II LLC and MPM Asset Management Investors 2001 LLC, a Series A member of MPM BioVentures III LLC, a member of MPM BioVentures IV LLC and MPM Founders LLC which are the direct and indirect general partners of several of the MPM Funds. Dr. Gadicke shares voting and investment power with respect to the shares held by, directly or indirectly, the MPM Funds and disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. See Note 5 above.

(16)

The amounts shown reflect shares held by Physic Ventures, L.P. Mr. Madsen is a general partner of Physic Ventures, L.P. Mr. Madsen has sole voting and investment power with respect to shares held by Physic Ventures, L.P. and disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. The address for Mr. Madsen is c/o Physic Ventures, 200 California Street, 5th Floor, San Francisco, CA 94111.

(17)	The amounts shown include 1,063 shares of common stock that are subject to transfer restrictions and potential forfeiture.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

Upon completion of this offering, our authorized capital stock will consist of                          shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of September 30, 2007, there were 8,669,791 shares of our common stock outstanding held by 64 stockholders of record, 13,479,998 shares of our series A redeemable convertible preferred stock outstanding held by 11 stockholders of record, 300,000 shares of our series A-2 convertible preferred stock outstanding held by one stockholder of record, 43,523,745 shares of our series B redeemable convertible preferred stock outstanding held by 27 stockholders of record, 1,000,000 shares of our series B-1 convertible preferred stock outstanding held by one stockholder of record, 460,933 shares of our series B-2 convertible preferred stock outstanding held by one stockholder of record, 31,295,240 shares of our series C redeemable convertible preferred stock outstanding held by 32 stockholders of record, 28,030,032 shares of our series D redeemable convertible preferred stock outstanding held by 29 stockholders of record, outstanding warrants to purchase 17,591,113 shares of our common stock at a weighted average exercise price of $0.11 per share, which includes warrants currently exercisable for 1,449,960 shares of our preferred stock that will convert into warrants to purchase 1,461,520 shares of our common stock immediately prior to the consummation of this offering, and outstanding options to purchase 16,305,468 shares of our common stock at a weighted average exercise price of $0.12 per share under the 2001 Plan and the Centagenetix Plan. Upon the completion of this offering, each outstanding share of our series A redeemable convertible preferred stock, series A-2 convertible preferred stock, series B redeemable convertible preferred stock, series B-1 convertible preferred stock, series B-2 convertible preferred stock, series C redeemable convertible preferred stock and series D redeemable convertible preferred stock will convert into 1.1000369, 1.1000369, 1.3477714, 1.0, 1.3477714, 1.0 and 1.0 shares of our common stock, respectively. In total, all outstanding shares of our preferred stock will automatically convert into an aggregate of 134,765,043 shares of our common stock.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control and could harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Registration Rights

Holders of 141,199,424 shares of our common stock, after giving effect to the conversion of our outstanding preferred stock into common stock upon completion of this offering, have rights, under the terms of a stockholder rights agreement between us and these holders, to require us to use our best efforts to file registration statements under the Securities Act or request that their shares be covered by a registration statement that we are otherwise filing. We refer to these shares as registrable securities. The stockholder rights agreement does not provide for any liquidated damages, penalties or other rights in the event we do not file a registration statement.

Demand Registration Rights. At any time six months after the effective date of this offering, subject to certain exceptions, the holders of at least 40% of the then outstanding registrable securities have the right to demand that we file a registration statement on Form S-1 covering the offering and sale of their shares of our common stock that are subject to the stockholder rights agreement. We are only obligated to file a registration statement on Form S-1 twice upon the request of these holders; however, this offering will not count toward that limitation.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, any holder of registrable securities may demand, on one or more occasions, that we file registration statements on Form S-3 to cover the offer and sale of all or a portion of their registrable securities, provided that the anticipated aggregate amount of securities to be sold pursuant to such request exceeds $1,000,000.

Piggyback Registration Rights. All parties to the stockholder rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of Registration. We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand, Form S-3 or piggyback registration, including fees and disbursements of one counsel for the holders of registrable securities.

Indemnification. The stockholder rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights. The registration rights granted under the stockholder rights agreement terminate on the seventh anniversary of the completion of this offering.

Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws

Upon completion of this offering, our certificate of incorporation and by-laws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies. In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders. Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to Certificate of Incorporation and By-Laws. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock. Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders, but not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interest stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owing 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

NASDAQ Global Market Listing

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the trading symbol “ELXR.”

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock approved for quotation on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. All remaining shares of common stock held by existing stockholders will be restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or it they qualify for exemption under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below, or another exemption.

As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Date of Availability of Sale	Approximate Number of Shares
As of the date of this prospectus
90 days after the date of this prospectus
180 days after the date of this prospectus, or longer if the lock-up period is extended, although a portion of such shares will be subject to volume limitations pursuant to Rule 144
Thereafter

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our stock option plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.

Lock-Up Agreements

All of our directors, executive officers and certain holders of our capital stock have signed a lock-up agreement that, subject to limited exceptions, prevents them from selling or otherwise transferring any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives. This 180-day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. See “Underwriting” for a more complete description of the terms of these agreements.

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our “affiliate,” or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our “affiliates” within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares of our common stock, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options, or the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us. The SEC has a proposal pending to shorten the one year holding period to six months.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering. Beginning 180 days after the date of this prospectus, shares of our common stock will qualify as “Rule 144(k)” shares. The SEC has a proposal pending to shorten the two year holding period to one year.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Registration Rights

Upon completion of this offering, the holders of at least 141,199,424 shares of our common stock have certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder.” For purposes of this discussion, a “non-U.S. holder” is a person or entity that does not own or has not owned, actually or constructively, more than 5% of our common stock, and is for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, other than if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

The discussion below is limited to non-U.S. holders that hold our shares of common stock as capital assets within the meaning of the Code and that are not subject to special rules under the Code (e.g., financial institutions, governments or agencies or instrumentalities thereof, certain former citizens or residents of the United States, controlled foreign corporations, or passive foreign investment companies).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisers regarding the tax consequences of the acquisition, holding and disposition of our common stock.

Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of acquiring, holding and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

As discussed in the section entitled “Dividend Policy,” we do not anticipate paying any dividends in the foreseeable future. In the event that we do pay dividends, any dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder must provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under the treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (“effectively connected dividends”). Instead, effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to any applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax,” currently at the rate of 30% (or a lower rate prescribed under an applicable income tax treaty).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise; or

•

we are or have been a “U.S. real property holding corporation,” as defined below, at any time within the five-year period preceding the disposition or during the non-U.S. holder’s holding period, whichever period is shorter.

We are not, and do not anticipate becoming, a U.S. real property holding corporation. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests (as defined in the Code and the applicable Treasury regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Even if we were to become a U.S. real property holding corporation, gain on the sale or other disposition of common stock by a non-U.S. holder generally would not be subject to U.S. federal income tax, provided that the common stock is regularly traded on an established securities market and the non-U.S. holder does not actually or constructively own more than 5% of the common stock during the shorter of (1) the five-year period ending on the date of the disposition or (2) the period of time during which the holder held such shares.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends to a non-U.S. holder. Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in respect of the proceeds from a sale or other disposition of common stock and the non-U.S. holder may be subject to U.S. backup withholding on payments of dividends or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

Individual Non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by a non-U.S. holder individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Pacific Growth Equities, LLC
Leerink Swann LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option, described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The representative has informed us that it does not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the ‘lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers, directors and certain stockholders have agreed that, subject to limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the ‘lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list the shares of common stock on the NASDAQ Global Market under the symbol “ELXR.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

A member of our board of directors, Jonathan J. Fleming, is also a member of the board of directors of Leerink Swann LLC, which is an underwriter in this offering.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares of common stock are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

Representations of Purchasers

By purchasing the shares of common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements and schedules of Elixir Pharmaceuticals, Inc. and its subsidiaries at December 31, 2005 and 2006, and for each of the years in the period ended December 31, 2004, 2005 and 2006 and for the period from June 16, 1999 (inception) through December 31, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning the diabetes, obesity and other metabolic disease markets, including our general expectations and market position, market opportunity and market share, is based on information from independent industry analysts, third party sources and management estimates. Management estimates are derived from publicly-available information released by independent industry analysts and third party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. None of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. In addition, while we believe the market position, market opportunity and market share information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File No. 333-146242) under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

ELIXIR PHARMACEUTICALS, INC.

A DEVELOPMENT STAGE COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2005 and 2006 and September 30, 2007 (unaudited) and September 30, 2007 (pro forma, unaudited)	F-3

Consolidated statements of operations for the years ended December 31, 2004, 2005, and 2006, the nine months ended September 30, 2006 and 2007 (unaudited) and the period from June 16, 1999 (date of inception) through September 30, 2007 (unaudited)

F-4

Consolidated statements of redeemable convertible preferred stock and stockholders’ (deficit) equity for the years ended December 31, 2004, 2005 and 2006, the nine months ended September 30, 2007 (unaudited) and September 30, 2007 (pro forma, unaudited)

F-5

Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006, the nine months ended September 30, 2006 and 2007 (unaudited) and the period from June 16, 1999 (date of inception) through September 30, 2007 (unaudited)

F-11
Notes to consolidated financial statements	F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Elixir Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Elixir Pharmaceuticals, Inc. (a development stage company) (the Company) as of December 31, 2005 and 2006 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2006 and the period from June 16, 1999 (inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elixir Pharmaceuticals, Inc. at December 31, 2005 and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 and the period from June 16, 1999 (inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, using the prospective transition method.

/s/ Ernst & Young LLP

September 20, 2007

Boston, Massachusetts

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		September 30, 2007
	2005	2006	Actual	Pro forma
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,452	$21,240	$40,850	$40,850
Prepaid expenses and other current assets	80	105	577	577
Note receivable from officer	133	89	—	—

Total current assets	8,665	21,434	41,427	41,427
Property and equipment, net	1,344	1,022	966	966
Restricted cash	916	918	105	105
Note receivable from officer	89	—	—	—
Deferred financing costs	—	378	251	251
Other assets	39	35	1,079	1,079

Total assets	$11,053	$23,787	$43,828	$43,828

Liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$775	$1,660	$3,112	$3,112
Accrued liabilities	1,292	1,006	2,296	2,296
Deferred revenue	—	—	294	294
Current portion of notes payable	8,881	1,061	4,471	4,471
Current portion of capital lease obligations	10	5	—	—

Total current liabilities	10,958	3,732	10,173	10,173

Long-term portion of accrued restructuring	188	—	—	—
Notes payable, net of current portion	7	8,715	10,024	10,024
Capital lease obligations	6	—	—	—
Warrant for the purchase of shares subject to redemption	—	356	961	—
Other long-term liabilities	30	15	—	—
Commitments (Note 6)	—	—	—	—
Undesignated preferred stock, 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2005, 2006 and no shares authorized, issued or outstanding at September 30, 2007 (unaudited)	—	—	—	—
Redeemable convertible preferred stock, at liquidation value	52,251	79,054	102,396	—

Stockholders’ (deficit) equity:
Common stock, $0.001 par value; authorized 117,456,571 shares at December 31, 2005 (actual), 185,671,638 shares at December 31, 2006 (actual) and 200,000,000 at September 30, 2007 (actual and pro forma), respectively, 7,408,884, 7,965,492 and 8,669,791 shares issued at December 31, 2005 and 2006 and September 30, 2007 (actual) respectively, and 143,434,834 shares at September 30, 2007 (pro forma) and 7,335,706, 7,892,314 and 8,669,791 shares outstanding at December 31, 2005 and 2006 and September 30, 2007 (actual) respectively, and 143,434,834 shares at September 30, 2007 (pro forma)	7	8	9	144
Additional paid-in capital	1,531	5,207	10,328	113,550
Treasury stock, at cost, 73,178 shares	—	—	—	—
Deficit accumulated during the development stage	(53,925)	(73,300)	(90,063)	(90,063)

Stockholders’ (deficit) equity	(52,387)	(68,085)	(79,726)	23,631

Total liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity	$11,053	$23,787	$43,828	$43,828

See accompanying notes.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,			Nine months Ended September 30,		Period From June 16, 1999 (Inception) Through September 30, 2007
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)	(unaudited)
Revenue
Collaboration revenue	$—	$—	$—	$—	$35	$35
Operating expenses:
Research and development(1)	8,359	11,123	16,269	12,554	12,071	60,854
In-process research and development	—	—	—	—	—	6,184
General and administrative(1)	3,235	4,231	3,575	2,528	4,123	20,850
Restructuring charge (credit)	(417)	124	(250)	—	—	1,975
Impairment loss	19	180	—	—	—	199

Loss from operations	(11,196)	(15,658)	(19,594)	(15,082)	(16,159)	(90,027)
Other income	121	219	228	160	124	691
Interest income	209	185	467	256	626	1,866
Interest expense	(259)	(205)	(476)	(322)	(1,354)	(2,593)

Net loss	$(11,125)	$(15,459)	$(19,375)	$(14,988)	$(16,763)	$(90,063)

Net loss per share applicable to common stockholders—basic and diluted	$(1.81)	$(2.13)	$(2.64)	$(2.05)	$(2.18)

Weighted average number of common shares used in net loss per share calculation—basic and diluted	6,176,825	7,284,161	7,544,364	7,450,309	8,192,594
Unaudited:
Pro forma net loss per share—basic and diluted			$(0.21)		$(0.15)
Shares used in computing pro forma net loss per share—basic and diluted			95,333,497		117,597,132

(1) Amounts include stock-based compensation expense, as follows
Research and development	$60	$20	$132	$60	$406	$993
General and administrative	72	9	103	14	241	473

See accompanying notes.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

(in thousands, except share and per share data)

													Stockholders’ (Deficit) Equity
	Series A Redeemable Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series B-2 Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Treasury Stock	Deficit Accumulated During Development Stage	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of restricted common stock to nonemployee founders	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	3,233,252	$4	$418	$(421)	—	$—	$1
Amortization of deferred compensation related to restricted common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	305	—	—	305
Issuance of Series A Preferred Stock, net of issuance costs	8,479,998	8,293	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of preferred stock to redemption value	—	37	—	—	—	—	—	—	—	—	—	—	—	—	(37)	—	—	—	(37)
Issuance of common stock for patent license	—	—	—	—	—	—	—	—	—	—	—	—	214,470	—	28	—	—	—	28
Issuance of stock options to nonemployees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11	(11)	—	—	—
Amortization of deferred compensation related to stock options granted to nonemployees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	1
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,361)	(1,361)

Balance at December 31, 2001	8,479,998	8,330	—	—	—	—	—	—	—	—	—	—	3,447,722	4	420	(126)		(1,361)	(1,063)
Amortization of deferred compensation related to restricted common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	71	—	—	71
Amortization of deferred compensation related to stock options granted to nonemployees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6	—	—	6
Accretion of preferred stock to redemption value	—	38	—	—	—	—	—	—	—	—	—	—	—	—	(38)	—	—	—	(38)
Issuance of common stock for patent license	—	—	—	—	—	—	—	—	—	—	—	—	11,438	—	1	—	—	—	1
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	45,752	—	6	—	—	—	6
Net loss																		(6,741)	(6,741)

Balance at December 31, 2002	8,479,998	8,368	—	—	—	—	—	—	—	—	—	—	3,504,912	4	389	(49)	—	(8,102)	(7,758)

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY (continued)

(in thousands, except share and per share data)

													Stockholders’ (Deficit) Equity
	Series A Redeemable Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series B-2 Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Treasury Stock	Deficit Accumulated During Development Stage	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Amortization of deferred compensation related to restricted common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	33	—	—	33
Amortization of deferred compensation related to stock options granted to nonemployees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—	—	3
Issuance of Series A Preferred Stock in connection with the merger	5,600,000	1,695	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series B Preferred Stock, net of issuance costs and issuance of common stock related to agency agreement	—	—	—	—	34,497,999	34,273	—	—	—	—	—	—	654,000	1	64	—	—	—	65
Accretion of Series A and B Preferred Stock to redemption value	—	37	—	—	—	45	—	—	—	—	—	—	—	—	(82)	—	—	—	(82)
Conversion of bridge notes into Series B Preferred Stock	—	—	—	—	5,950,000	5,950	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock in connection with the Centagenetix, Inc. merger	—	—	—	—	—	—	—	—	—	—	—	—	2,575,934	2	76	—	—	—	78
Issuance of stock options to nonemployees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11	(6)	—	—	5
Issuance of common stock for patent license	—	—	—	—	—	—	—	—	—	—	—	—	3,562	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	96,683	—	13	—	—	—	13
Net loss																		(19,239)	(19,239)

Balance at December 31, 2003	14,079,998	10,100	—	—	40,447,999	40,268	—	—	—	—	—	—	6,835,091	7	471	(19)	—	(27,341)	(26,882)

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY (continued)

(in thousands, except share and per share data)

													Stockholders’ (Deficit) Equity
	Series A Redeemable Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series B-2 Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Treasury Stock	Deficit Accumulated During Development Stage	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Amortization of deferred compensation related to restricted common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10	—	—	10
Amortization of deferred compensation related to stock options granted to nonemployees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7	—	—	7
Accretion of Series A and B Preferred Stock to redemption value	—	38	—	—	—	34	—	—	—	—	—	—	—	—	(72)	—	—	—	(72)
Issuance of Series B Preferred Stock, net of issuance costs and issuance of common stock related to agency agreement	—	—	—	—	1,000,000	990	—	—	—	—	—	—	60,000	—	6	—	—	—	6
Issuance of stock options to non-employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	115	—	—	—	115
Issuance of common stock to founders	—	—	—	—	—	—	—	—	—	—	—	—	335,925	—	34	—	—	—	34
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	121,619	—	16	—	—	—	16
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,125)	(11,125)

Balance at December 31, 2004	14,079,998	10,138	—	—	41,447,999	41,292	—	—	—	—	—	—	7,352,635	7	570	(2)	—	(38,466)	(37,891)

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY (continued)

(in thousands, except share and per share data)

															Stockholders’ (Deficit) Equity
	Series A Redeemable Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series B-1 Redeemable Convertible Preferred Stock		Series B-2 Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensa- tion	Treasury Stock	Deficit Accumulated During Development Stage	Total Stock- holders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Amortization of deferred compensation related to restricted common stock and stock options granted to non-employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	—	—	2
Accretion of Series A and Series B Preferred Stock to redemption value	—	37	—	—	—	34	—	—	—	—	—	—	—	—	—	—	(71)	—	—	—	(71)
Issuance of Series B Preferred Stock	—	—	—	—	1,750,000	1,750	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of Series B to Series B-1 shares in connection with Short Term Debt	—	—	—	—	(2,000,000)	(2,000)	1,000,000	1,000	—	—	—	—	—	—	—	—	1,000	—	—	—	1,000
Stock-based compensation expense associated with stock options granted to employees and non-employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22	—	—	—	22
Stock-based compensation expense associated with stock options granted to employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5	—	—	—	5
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	56,249		5	—	—	—	5
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(15,459)	(15,459)

Balance at December 31, 2005	14,079,998	10,175	—	—	41,197,999	41,076	1,000,000	1,000	—	—	—	—	—	—	7,408,884	7	1,531	—	—	(53,925)	(52,387)

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY (continued)

(in thousands, except share and per share data)

															Stockholders’ (Deficit) Equity
	Series A Redeemable Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series B-1 Redeemable Convertible Preferred Stock		Series B-2 Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensa- tion	Treasury Stock	Deficit Accum- ulated During Develop- ment Stage	Total Stock- holders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of Series C Preferred Stock, net of issuance costs and warrant valuation	—	—	—	—	—	—	—	—	—	—	31,295,240	27,024	—	—	—	—	3,183	—	—	—	3,183
Accretion of Series B and Series C Preferred Stock to redemption value	—	—	—	—	—	34	—	—	—	—	—	536	—	—	—	—	(570)	—	—	—	(570)
Conversion of Series B to Series B-2 shares in connection with Short Term Debt	—	—		—	(921,867)	(922)	—	—	460,933	461	—	—	—	—	—	—	461	—	—	—	461
Conversion of Series A to Series A-2 shares in connection with Short Term Debt	(600,000)	(600)	300,000	300	—	—	—	—	—	—	—	—	—	—	—	—	300	—	—	—	300
Issuance of Series B Preferred Stock in connection with issuance of Series C Preferred Stock	—	—	—	—	3,247,613	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense associated with stock options granted to non-employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	182	—	—	—	182
Stock-based compensation expense associated with stock options granted to employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	53	—	—	—	53
Issuance of common stock to a consultant in connection with issuance of Series C Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	(30)	—	—	204,251	—	30	—	—	—	30
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	352,357	1	37	—	—	—	38
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(19,375)	(19,375)

Balance at December 31, 2006	13,479,998	9,575	300,000	300	43,523,745	40,188	1,000,000	1,000	460,933	461	31,295,240	27,530	—	—	7,965,492	8	5,207	—	—	(73,300)	(68,085)

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY (continued)

(in thousands, except share and per share data)

																Stockholders’ (Deficit) Equity
	Series A Redeemable Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series B-1 Redeemable Convertible Preferred Stock		Series B-2 Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock			Series D Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compen- sation	Treasury Stock	Deficit Accumulated During Development Stage	Total Stock- holders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount
Issuance of Series D Preferred Stock, net of issuance costs and warrant valuation and issuance of common stock related to agency agreement	—	—	—	—	—	—	—	—	—	—	—	—		28,030,031	22,207	69,903	—	5,466	—	—	—	5,466
Accretion of Series B, Series C and Series D Preferred Stock to redemption value (unaudited)	—	—	—	—	—	25	—	—	—	—	—	909		—	200	—	—	(1,134)	—	—	—	(1,134)
Issuance costs related to Series C Preferred Stock (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(4)		—	—	—	—	—	—	—	—	—
Stock-based compensation expense associated with stock options granted to non-employees and accretion of finders fee associated with Series C Preferred Stock (unaudited)	—	—	—	—	—	—	—	—	—	—	—	5		—	—	—	—	275	—	—	—	275
Stock-based compensation expense associated with stock options granted to employees (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—	367	—	—	—	367
Issuance of common stock upon exercise of stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—		—	—	707,574	1	79	—	—	—	80
Beneficial conversion feature on debt associated with issuance or Series D preferred stock	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—	68	—	—	—	68
Retirement of treasury shares	—	—	—	—	—	—	—	—	—	—	—	—		—	—	(73,178)	—	—	—	—	—	—
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—	—	—	(16,763)	(16,763)

Balance at September 30, 2007 unaudited)	13,479,998	$9,575	300,000	$300	43,523,745	$40,213	1,000,000	$1,000	460,933	$461	31,295,240	$28,440		28,030,031	$22,407	8,669,791	$9	$10,328	$—	$—	$(90,063)	$(79,726)

Conversion of redeemable convertible preferred stock into common stock (unaudited)	(13,479,998)	(9,575)	(300,000)	(300)	(43,523,745)	(40,213)	(1,000,000)	(1,000)	(460,933)	(461)	(31,295,240)	(28,440	)(28,030,031)		(22,407)	134,765,043	135	103,222	—	—	—	103,357

Pro forma, September 30, 2007 (unaudited)	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—		—	$—	143,434,834	$144	$113,550	$—	$—	$(90,063)	$23,631

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,					Nine Months Ended September 30,		Period From June 16, 1999 (Inception) Through September 30, 2007
	2004	2005		2006		2006	2007
						(unaudited)	(unaudited)	(unaudited)
Operating activities
Net loss	$(11,125)	$(15,459)		$(19,375)		$(14,988)	$(16,763)	$(90,063)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of preferred stock for license	—	1,750		—		—	—	1,750
Depreciation and amortization	813	871		821		647	314	3,865
Loss on impaired assets	19	180		—		—	4	203
Forgiveness of officer loan	44	133		133		100	90	400
Stock-based compensation expense	132	29		235		74	647	1,466
Loss (gain) on disposal of fixed assets	8	(10)		(15)		(1)	—	—
Noncash interest expense	25	—		269		327	393	712
Issuance of common stock for patent license	—	—		—		—	—	30
In-process research and development charge	—	—		—		—	—	5,696
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	37	258		(25)		(281)	(472)	(503)
Notes receivable from officer	(400)	—		—		—	—	(400)
Accounts payable	464	(100)		885		415	1,452	2,904
Accrued expenses	(1,234)	(417)		(489)		211	1,275	1,085

Net cash used in operating activities	(11,217)	(12,765)		(17,561)		(13,496)	(13,060)	(72,855)

Investing activities
Restricted cash Increase in other assets	— —	(108 (32	) )	(2 (34	) )	(5 39)	813 (1,044)	(105 (1,079	) )
Purchases of property and equipment	(284)	(29)		(734)		(65)	(262)	(4,195)
Proceeds from sale of equipment and assets held for sale	53	26		250		19	—	330
Cash acquired in acquisition of Centagenetix, Inc.	—	—		—		—	—	2,030

Net cash (used in) provided by investing activities	(231)	(143)		(520)		(12)	(493)	(3,019)

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,		Period From June 16, 1999 (Inception) Through September 30, 2007
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)	(unaudited)
Financing activities
Proceeds from notes payable	—	$8,000	$10,000	—	$5,000	$27,448
Payments on notes payable	$(1,294)	(1,021)	(888)	$(175)	—	(4,242)
Deferred revenue	—	—	—	—	294	294
Deferred financing fees	—	—	(214)	—	127	(87)
Payments on capital leases	(20)	(13)	(11)	(8)	(7)	(123)
Net proceeds from the issuance and repurchase of common stock	49	6	36	26	80	190
Proceeds from issuance of Series A redeemable convertible preferred stock, net of issuance costs	—	—	—	—	—	8,293
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs	996	—	—	—	—	35,335
Proceeds from issuance of Series C redeemable convertible preferred stock units net of issuance costs	—	—	21,946	19,967	(4)	21,942
Proceeds from issuance of Series D redeemable convertible preferred stock units net of issuance costs	—	—	—	—	27,673	27,673
Proceeds from issuance of restricted common stock to founders	—	—	—	—	—	1

Net cash provided by (used in) financing activities	(269)	6,972	30,869	19,810	33,163	116,724

Net increase (decrease) in cash and cash equivalents	(11,717)	(5,936)	12,788	6,302	19,610	40,850
Cash and cash equivalents at beginning of period	26,105	14,388	8,452	8,452	21,240	—

Cash and cash equivalents at end of period	$14,388	$8,452	$21,240	$14,754	$40,850	$40,850

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,		Period From June 16, 1999 (Inception) Through September 30, 2007
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)	(unaudited)
Noncash investing and financing activities
Valuation of warrants for the purchase of Series C redeemable convertible preferred stock	—	—	$3,183	$2,980	—	$3,183
Accretion of warrant valuation, preferred stock issuance costs and common stock in connection with Series C redeemable convertible preferred stock	$72	$71	570	295	$1,138	2,008
Conversion of Series A redeemable convertible preferred stock into Series A-2 redeemable convertible preferred stock	—	—	300	300	—	300
Conversion of Series B redeemable convertible preferred stock into Series B-1 and B-2 redeemable convertible preferred stock	—	1,000	461	461	—	1,461
Equipment acquired under capital leases	—	—	—	—	—	122
Conversion of bridge notes into Series B redeemable convertible preferred stock	—	—	—	—	—	5,950
Conversion of bridge notes into Series C redeemable convertible preferred stock	—	—	8,262	8,327	—	8,262
Issuance and repurchase of common stock in connection with the Centagenetix, Inc. merger	—	—	—	—	—	78
Issuance of Series A redeemable convertible preferred stock in connection with the Centagenetix, Inc merger	—	—	—	—	—	1,695
Issuance of common stock in connection with Series B redeemable convertible preferred stock	6	—	—	—	—	71
Issuance of common stock in connection with Series C redeemable convertible preferred stock	—	—	30	30	—	30
Assumption of notes payable in connection with the Centagenetix, Inc merger	—	—	—	—	—	1,680
Equipment and leasehold improvements acquired in exchange for early termination of sublease	549	—	—	—	—	549
Warrant for the purchase of shares subject to redemption	—	—	356	—	320	676
Valuation of warrants for the purchase of Series D redeemable convertible preferred stock	—	—	—	—	5,466	5,466
Deferred financing fees	—	—	125	—	—	125

Supplemental disclosure of cash flow information
Cash paid for interest	259	205	476	322	1,354	2,594

See accompanying notes.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

December 31, 2006

1. Nature of Business

Elixir Pharmaceuticals, Inc. (the Company) was incorporated in the state of Delaware on June 16, 1999. The Company is a pharmaceutical company focused on the discovery, development and commercialization of novel pharmaceuticals for the treatment of metabolic diseases such as diabetes and obesity. The Company mines the pathways involved in the regulation of aging discovered by its founders to identify novel mechanisms leading to the development of compounds to treat a range of metabolic diseases and disorders.

Since its inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets and raising capital. The Company has not commenced its planned principal operations. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises.

The Company is subject to a number of risks similar to other companies in the industry, including rapid technological change, uncertainty of market acceptance of products, competition from substitute products and larger companies, the need to obtain additional financing, compliance with government regulations, protection of proprietary technology, dependence on third parties, product liability and dependence on key individuals. As of December 31, 2006 and September 30, 2007, the Company had a deficit accumulated during the development stage of $73,300 and $90,063, respectively, and it expects to continue to incur increasing losses over the next several years and may never be profitable.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and cash flows for the nine months ended September 30, 2006 and 2007, and the statements of consolidated redeemable convertible preferred stock and stockholders’ (deficit) equity for the nine months ended September 30, 2007 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring accruals necessary for the fair presentation of the Company’s financial position as of September 30, 2007, results of operations and its cash flows for the nine months ended September 30, 2006 and 2007. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Unaudited Pro forma Presentation

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of redeemable convertible preferred stock and stockholders’ (deficit) equity reflect the expected automatic conversion of the outstanding shares of redeemable convertible preferred stock into 134,765,043 shares of common stock as though the completion of the initial public offering contemplated by the filing of this prospectus had occurred on September 30, 2007. Shares of common stock issued in the initial public offering and any related estimated net proceeds are excluded from such pro forma information.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Nutracent, Inc. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The Company utilizes certain estimates to record expenses relating to research and development contracts entered into with third-party service providers. These estimates, which are primarily related to the length of service of each contract, are determined by the Company based on input from internal project management as well as from third-party service providers. The Company believes the estimates used are appropriate to serve as a basis for recording the expenses and related accrued liabilities, if applicable, based on available evidence at December 31, 2005, 2006 and September 30, 2007.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with maturities of 90 days or less at the time of acquisition to be cash equivalents. Cash equivalents comprise money market funds.

Restricted Cash

The restricted cash balances of $916, $918 and $105 as of December 31, 2005, 2006 and September 30, 2007, respectively, represent security deposits on leased facilities and a credit card agreement. As of December 31, 2005 and 2006, a letter of credit for $808 and $100 was required to be held in the form of a certificate of deposit in accordance with the Company’s building lease agreements as discussed in Note 6.

Property and Equipment

Property and equipment is carried at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, ranging from three to five years. Leasehold improvements are amortized over their useful life or the life of the lease, whichever is shorter. Repairs and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment.

Deferred Financing Costs

Deferred financing costs are costs directly attributable to the Company’s debt financing discussed in Note 9. Deferred financing costs are amortized using the effective interest method. Amortization of deferred financing costs for the years ended December 31, 2004, 2005, 2006, and the nine months ended September 30, 2006 and 2007, and the period from June 16, 1999 (inception) to September 30, 2007 are, $0, $0, $18, $0, $127 and $145, respectively, and are included in interest expense in the accompanying consolidated statements of operations.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, notes receivable from officer, accounts payable, and accrued expenses approximate their fair values due to their short maturities.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

The carrying amounts of notes payable obligations substantially approximate their respective fair values as they bear terms that are comparable to those available under current market conditions.

Impairment of long-lived assets

In accordance with the Financial Accounting Standards Board (FASB) SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets. The Company recorded an impairment charge of $180 in the year ended December 31, 2005 to reduce the carrying value of certain equipment to its estimated fair value of zero.

Research and Development Costs

Research and development costs are expensed as incurred in accordance with SFAS No. 2, Accounting for Research and Development Costs. Research and development costs comprise costs incurred in performing research and development activities, including personnel related costs, facilities, research related overhead, clinical trial costs, contracted services, license fees, and other external costs. The Company uses external service providers and vendors to conduct clinical trials, to manufacture supplies of product candidates to be used in preclinical and clinical studies, and to provide various other research and development-related products and services.

Warrants for the Purchase of Series C and D Redeemable Convertible Preferred Stock

The Company accounts for warrants for the purchase of Series C redeemable convertible preferred stock in accordance with SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150) and FASB Staff Position No. 150-5 (“FSP 150-5”) Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable. SFAS No. 150 and FSP 150-5 require that a financial instrument, other than an outstanding share, that, at inception, is indexed to an obligation to repurchase the issuer’s equity shares, regardless of the timing of the redemption feature, and may require the issuer to settle the obligation by transferring assets must be classified as a liability. The Company measures the fair value of its warrant liability using the Black-Scholes option pricing model with changes in fair value recognized as interest expense.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk primarily consist of cash and cash equivalents. The Company maintains its cash and cash equivalent balances with high-quality financial institutions and, consequently, such funds are subject to minimal credit risk. At December 31, 2005, 2006 and September 30, 2007, the Company’s money market funds were managed by one financial institution.

Redeemable Convertible Preferred Stock

The Company accounts for its redeemable convertible preferred stock following the guidance of Emerging Issues Task Force (EITF) D-98, Classification and Measurement of Redeemable Securities, and ASR 268,

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

Redeemable Preferred Stock. The carrying value of redeemable preferred stock is increased by periodic accretions so that the carrying amount will equal the redemption amount at the earliest redemption date. These increases have been and are being charged to additional paid-in-capital.

Revenue Recognition

The Company follow the provisions of the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104 (SAB No. 104), Revenue Recognition and Emerging Issues Task Force (ETTF) Issue No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables.

Collaboration revenue includes revenue from collaborative license and development agreements with biotechnology companies for the development and commercialization of the Company’s product candidates as well as non-refundable research and development funding under these collaborative agreements.

Collaborative agreements often contain multiple elements, providing for a license as well as research and development, regulatory and commercialization services. Such arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting in accordance with EITF 00-21. The Company recognizes upfront license payments as revenue upon delivery of the license only if the license has standalone value and the fair value of the undelivered performance obligations can be determined, provided that the fee is fixed or determinable and collection is reasonably assured. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed, if the license is considered to either (i) not have standalone value or (ii) have standalone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting.

When an arrangement should be accounted for as a single unit of accounting, the Company must determine the period over which the performance obligations will be performed and revenue related to upfront license and other payments will be recognized. Revenue is only recognized to the extent it is fixed or determinable and is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned as of the period ending date.

Deferred revenue consists of payments received in advance of revenue recognized under collaborative agreements. Since the payments received under the collaborative agreements are non-refundable, the termination of a collaborative agreement prior to its completion could result in an immediate recognition of deferred revenue relating to payments already received from the collaborative partner but not previously recognized as revenue.

Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, (FIN 48), as of January 1, 2007, as required. The adoption of FIN 48 did not have a material impact on the Company’s financial position or results of operations.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income (loss) on an annual basis. The Company’s comprehensive loss was the same as its reported net loss for all periods presented.

Net Loss per Share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic and diluted net loss per common share was determined by dividing net loss applicable to common stockholders by the weighted average common shares outstanding during the period, excluding stock that has been issued but is not yet vested. The Company’s potentially dilutive shares, which include redeemable convertible preferred stock, outstanding common stock options, exercised but unvested stock option and warrants, have not been included in the computation of diluted net loss per share for all periods, as the result would be anti-dilutive.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Net loss	$(11,125)	$(15,459)	$(19,375)	$(14,988)	$(16,763)
Accretion of redeemable convertible preferred stock issuance costs and beneficial conversion feature	72	71	570	295	1,134

Net loss applicable to common stockholders	$(11,197)	$(15,530)	$(19,945)	$(15,283)	$(17,897)

Weighted-average number of common shares outstanding	6,176,825	7,284,161	7,544,364	7,450,309	8,192,594
Net loss applicable to common stockholders-basic and diluted	$(1.81)	$(2.13)	$(2.64)	$(2.05)	$(2.18)

The following potentially dilutive securities have been excluded from the computation of diluted weighted average shares outstanding as of December 31, 2004, 2005 and 2006 and September 30, 2006 and 2007, as they would be anti-dilutive.

	As of December 31,			As of September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Redeemable convertible preferred stock	71,350,937	72,013,994	106,735,012	104,735,012	134,765,043
Options outstanding	12,421,590	12,615,299	15,291,028	12,283,378	16,341,968
Exercised but unvested stock options under the 2001 stock option plan	11,249	1,590	3,502	3,876	75,462
Warrants outstanding	314,750	314,750	10,115,511	8,660,835	17,591,113

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

Unaudited pro forma net loss per share assuming the conversion of all redeemable convertible preferred stock at the original date of issuance is as follows:

	Year Ended December 31,	Nine Months Ended September 30,
	2006	2007
	(unaudited)
Net loss applicable to common stockholders, as reported	$(19,945)	$(17,897)
Weighted-average number of common shares outstanding	7,544,364	8,192,594
Weighted-average number of common shares assuming conversion of all redeemable convertible preferred stock at the original date of issuance	87,789,133	109,404,538

Weighted-average common shares used in computing pro forma net loss per share	95,333,497	117,597,132

Pro forma net loss per share—basic and diluted	$(0.21)	$(0.15)

Stock-Based Compensation

Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion 25, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25, to account for its equity-based awards to employees and directors. Under this method, if the exercise price of the award equaled or exceeded the fair value of the underlying stock on the measurement date, no compensation expense was recognized. The measurement date was the date on which the final number of shares and exercise price were known and was generally the grant date for awards to employees and directors.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment (SFAS No.123(R)) using the prospective method. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock issued to Employees (APB Opinion No. 25), and its related interpretations, and revises guidance in SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). The Company commenced the new method of valuing stock-based compensation as prescribed by SFAS 123(R) on all stock-based awards granted after the effective date. Compensation costs related to all equity instruments granted after January 1, 2006 are recognized at the grant-date fair value of the awards in accordance with the provisions of SFAS No. 123(R). Additionally, under the provisions of SFAS No. 123(R), the Company is required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which are recognized over the requisite service period of the awards on a straight-line basis.

During the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, the Company recorded $31, $1 and $201 of stock-based compensation expense on all stock options granted as a result of the adoption of SFAS 123(R). Of this amount, the Company allocated $12 and $19, $1 and $0, $62 and $139 to research and development and general and administrative expenses for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively, based on the same method as the employees cash compensation is recorded. No related tax benefits of the stock-based compensation expense have been recognized since the inception of the Company.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

Equity instruments issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force Issue (EITF) No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period.

For stock-based awards granted to both employees and non-employees, the Company used the fair value method of calculating stock-based compensation in accordance with SFAS No. 123 for awards prior to January 1, 2006 and SFAS No. 123(R) for awards after December 31, 2005. Calculating the fair value of stock-based awards requires the input of highly subjective assumptions. The Company uses the Black-Scholes option pricing model to value our stock option awards. Stock-based compensation expense is significant to our financial statements and is calculated using our best estimates which involve inherent uncertainties and the application of management’s judgment. Significant estimates include the expected life of the stock option, stock price volatility, risk-free interest rate and forfeiture rates.

The fair value of stock options was estimated at the grant date using the following assumptions:

	Year Ended December 31,	Nine Months Ended September 30,
	2006	2006	2007
Weighted-average volatility	71%	71%	70%
Weighted-average expected term	5.6	5.6	5.9
Weighted-average risk-free rates	4.42%	4.60%	4.77%
Expected dividend yield	0.0%	0.0%	0.0%

Volatility. For the calculation of expected volatility the Company lacks company specific historical and implied volatility information. Therefore, the Company based its estimate of expected volatility on an analysis of reported data for a peer group of companies with sufficient trading history, similar vesting provisions and a similar percentage of stock options that are in the money. The peer group of companies consist of biopharmaceutical companies of similar size and stage of life cycle. The expected volatility of options granted has been determined using an average of the historical volatilities of this peer group of companies for a period equal to the expected term of the option. The Company intends to continue to consistently apply this process using the same similar entities until a sufficient amount of historical information regarding the volatility of the Company’s own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to the Company. In this latter case, more suitable, similar entities whose share prices are publicly available would be utilized in the calculation. This conclusion and approach is consistent with the approach utilized by management when valuing share-based payment awards reported via pro forma results for SFAS No. 123 and SFAS No. 148.

Risk Free Rate. The risk-free rate utilized when valuing share-based payment arrangements is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the particular instrument being valued. This is consistent with the approach the Company utilized when valuing share-based payment awards reported via pro forma results for SFAS No. 123 and SFAS No. 148.

Forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In determining the Company’s forfeiture rate the Company uses historical data to estimate pre-vesting forfeitures and record stock based compensation

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

expense only on the awards that are expected to vest. The forfeiture rate selected did not have a material impact on stock-based compensation expense in the year ended December 31, 2006. The Company estimated forfeitures of 9.8% for the year ended December 31, 2006. Prior to adoption of SFAS 123R, the Company accounted for forfeitures of stock option grants as they occurred.

Expected Term. The Company has very little historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for stock option grants. As a result, for stock options granted the Company estimates the expected term of stock options based on the expected term of options granted by publicly traded industry peers. Similar entities consist of biopharmaceutical companies of similar size and stage of life cycle. The Company intends to continue to consistently apply this process using the same similar entities until a sufficient amount of historical information becomes available, or unless circumstances change such that the identified entities are no longer similar to the Company.

Dividends. The Company has never and does not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model.

For stock options granted to employees, the Company allocates expense on a straight-line basis over the requisite service period. For stock options granted to non-employees, the Company allocates expense using an accelerated recognition method as prescribed in FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an Interpretation of APB Opinion No. 15 and 25.”

There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and the Company employs different assumptions in the application of SFAS No. 123(R) in future periods, or if the Company decides to use a different valuation model, the stock-based compensation expense that the Company records in the future under SFAS No. 123(R) may differ significantly from what the Company has recorded and could materially affect the operating results.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

The following table presents the grant dates and related exercise prices of stock options granted to employees and consultants in the year ended December 31, 2006 and the nine-month period ended September 30, 2007:

	Number of Options Granted	Exercise Price	Fair Value of Common Stock
February 2, 2006	97,500	$0.10	$0.10
May 10, 2006	30,000	$0.10	$0.10
October 4, 2006	433,500	$0.15	$0.37
November 9, 2006	2,855,000	$0.15	$0.37
December 14, 2006	171,650	$0.15	$0.37
January 30, 2007	1,125,000	$0.15	$0.45
May 1, 2007	830,000	$0.29	$0.61
July 24, 2007	16,500	$0.65	$0.65
September 19, 2007	121,500	$0.79	$0.79

Total	5,680,650

In the absence of a public trading market for its common stock, the Company’s Board of Directors determined the fair market value of its common stock in good faith based upon consideration of a number of relevant factors including:

•	its stock option grants involved illiquid securities in a private company;

•

prices of its redeemable convertible preferred stock issued primarily to outside investors in arms-length transactions, and the rights, preferences and privileges of its redeemable convertible preferred stock relative to those of its common stock;

•	its results of operations, financial status and the status of its research and product development efforts;

•	its stage of development and business strategy;

•	the composition of, and changes to, its management team; and

•

the likelihood of achieving a liquidity event for the shares of its common stock underlying stock options, such as an initial public offering of its common stock or its sale to a third-party, given prevailing market conditions.

Contemporaneous valuations were prepared as of September 30, 2006, April 30, 2007 and September 15, 2007 for the purpose of granting stock options during 2006 and 2007. In July 2007, in connection with this offering, the Company subsequently deemed it appropriate to reassess the fair value of its common stock with respect to options granted in the fourth quarter of 2006 and the first and second quarters of 2007 and as a result, performed three retrospective valuations as of September 30, 2006, December 31, 2006, and April 30, 2007. The Company also believes the preparation of the retrospective valuations was necessary to reassess the fair value of its common stock for financial reporting purposes due to an accelerated timeline to initial public offering or other liquidity event as a result of an improvement in market conditions and its completion of milestone events. After completing the retrospective valuations for these dates, a contemporaneous analysis was performed as of July 22, 2007 and again as of September 15, 2007 to determine the fair value of its common stock used in stock option

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

grants in July and September 2007, respectively. As part of its retrospective and contemporaneous analysis, multiple factors were considered, including business milestone events and financial conditions during 2006 through 2007, research and development activities, the lack of liquidity in its common stock, and the increasing likelihood in the pursuit of an initial public offering.

The Company’s valuation model used the Market Approach concepts outlined in AICPA Technical Practice Aid titled, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid, in order to estimate the future expected enterprise value of the company. The Company believes the valuation methodologies used in the retrospective and contemporaneous valuations are consistent with the Practice Aid.

In order to allocate the enterprise values to its common stock, the Company used the probability weighted expected return method described in the Practice Aid. Under this method, the value of its common stock is estimated based upon an analysis of future values for the company assuming various future outcomes, the timing of which is based on the plans of the board and management. Share value is based on the probability-weighted present value of expected future values, considering each of the possible outcomes available to the Company as well as the rights of each share class. The fair value of its common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to the Company’s shareholders under each of three possible future scenarios.

There were three scenarios considered under this methodology: (a) become a public company through the completion of an initial public offering in February 2008; (b) sale or merger at a premium to the Company’s liquidation preference of preferred stock, or a premium sale in April 2008 and (c) sale or merger below the full liquidation preference of preferred stock in April 2009.

The fair value of the Company’s common stock under the initial public offering scenario was determined by taking the projected future enterprise value and reducing it by the projected outstanding interest bearing debt and addition of our projected cash as of the future liquidity date to determine the net proceeds available for allocation to common shareholders. The preferred stock was assumed to convert into common stock at the conversion ratios as set forth in our certificate of incorporation in the initial public offering scenario. The present value of these future public offering proceeds were determined using a risk adjusted discount rate, as disclosed on the following pages for each valuation date. In the sale scenarios, the projected future enterprise value was reduced by the projected outstanding interest bearing debt and addition of our projected cash as of the liquidity event date to determine the net proceeds, if any, available for allocation to the preferred shareholders and the common shareholders. In allocating the net proceeds available to the preferred and common shareholders, the proceeds were allocated as set forth in our certificate of incorporation related to the liquidation of the Company. In these scenarios, the preferred shareholders first receive their full liquidation preference and then if any remaining proceeds are available, the preferred shareholders share ratably amongst the preferred and common shareholders into which such shares of preferred stock is convertible into common on an as if converted basis. The present value of these future sale scenario proceeds were determined using a risk adjusted discount rate as disclosed on the following pages for each valuation date.

For each of the Company’s retrospective and contemporaneous valuations, the selected probability weighted and future expected enterprise values for the initial public offering and sale scenarios were based on the market approach. In the application of this approach, the Company considered the Guideline Public Company Method as described in the Practice Aid. The Company began by analyzing valuations of initial public offerings of development stage pharmaceutical companies approximately within a twenty-four month period prior to the

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

valuation date. More specifically, the Company selected guideline companies that completed their initial public offerings in 2005, 2006 and 2007 and had drug candidates in phase I, phase II or phase III clinical trials. The Company concluded that these companies were most comparable to its stage of development based upon the status of its clinical programs. The Company did not include any guideline companies that had not begun clinical trials or companies that had a marketed product. The Company selected an expected enterprise value based upon the mean of the IPO pre-money valuations of this group of guideline companies in 2005, 2006 and 2007.

The estimation of present values of the Company’s common stock was calculated using assumptions including: the expected enterprise value based on the market approach described above; the expected dates of the future initial public offering sale; and then discounted at an appropriate risk-adjusted discount rate to result in present values. The risk-adjusted discount rate was based on the inherent risk of a hypothetical investment in its common stock. An appropriate rate of return required by a hypothetical investor was determined based on: (1) well established venture capital rates of return published in the Practice Aid for firms engaged in bridge financing in anticipation of a later initial public offering; and (2) the Company’s calculated cost of capital. The Company’s calculated cost of capital was developed based upon a quantitative and qualitative analysis of factors that would impact the discount rate. If different discount rates had been used, the valuations would have been different.

In applying the market approach in the sale scenario, the Company analyzed recent guideline transactions of development stage pharmaceutical companies. The selected transaction enterprise value was supported by published transaction values of companies in similar stages of development during the preceding twenty four months of the valuation date. Finally, in applying the market approach in the sale below the full liquidation preference scenario, the Company applied a transaction enterprise value assuming a sale of its existing research and intellectual property at a value that would not allow the preferred stockholders to realize their full liquidation value. Under a sale below full liquidation preference scenario no proceeds would be available to distribute to common shareholders.

Finally, the present value calculated for the common stock under each scenario was then probability weighted based on its estimate of the relative occurrence of each scenario. The estimated fair value of its common stock at each valuation date is equal to the sum of the probability weighted present values for each scenario.

The Company used a 35% probability weight for the initial public offering scenario in the retrospective September 2006 valuation and the Company increased this percentage in each valuation going forward to reflect the increased probability of a public offering as significant business milestones were achieved, including the issuance of Series C redeemable convertible preferred stock in June, August, September and November 2006 with net proceeds of $30 million, entering into a collaborative agreement with Siena Biotech S.P.A. in February 2007, announcement of clinical data at American Diabetes Association conference relating to Glinsuna, progress on the Company’s ghrelin antagonist program and increased discussions with investment bankers regarding a public offering in late 2007. In general, the closer a company gets to an initial public offering, the higher the probability assessment weighting is for the “public company” scenario. Thus the probability weight assigned to an initial public offering scenario increased from 35% at September 2006, to 40% at December 2006, to 45% for April and July of 2007 and to 70% at September 15, 2007.

The Company also considered the possibility of a premium sale within a similar timeline adjusted for the timeline to complete a sale process, and at the same enterprise value as an initial public offering. As a result, the

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

combined initial public offering and premium sale probabilities as of the September 2006, December 2006, April 2007, July 2007 and September 15, 2007 valuation dates were 70%, 75%, 80%, 80%, and 85% respectively. The Company did not include a discount for lack of marketability in any of its valuations.

The fair values of the Company’s common stock increased throughout 2006 reducing the difference between the fair value of its common stock and the estimated initial public offering price range. The increase in fair value was attributed to business and operating milestones and its proximity to a potential initial public offering, and the engaging of investment bankers. The retrospective fair value of the Company’s common stock on September 2006 was determined to be $0.37 per share. The fair value of common stock on that date contemplated the following:

•

As of the September 30, 2006 valuation date, the Company selected a probability of an initial public offering of 35%, sale at a premium scenario of 35%, and sale below our liquidation preference of 30%. The 35% probability of an initial public offering was based on:

•	the Company’s need to raise substantial amounts of capital in order to sustain operations;

•	completion of several tranches of Series C preferred stock financing;

•	entering into a license agreement with Kissei, in which the Company obtained the exclusive right to develop and commercialize mitiglinide and combination products;

•	uncertainty regarding the regulatory requirements for NDA submissions for Glinsuna and Metgluna;

•	related risks identified in the need for additional collaborative agreements;

•	the then status of the Company’s other development programs; and

•	the addition of new capabilities with new hires.

•	The expected future enterprise value for both the initial public offering and sale at a premium scenario.

•	The timeline to complete an initial public offering of 17 months and a premium sale of 2.25 years.

•	The future enterprise value of proceeds were discounted at rate of return of 35% for sale and initial public offering scenarios.

The retrospective fair value of the Company’s common stock on December 2006 was determined to be $0.45 per share. The fair value of common stock on that date contemplated the following:

•

As of the December 31, 2006 valuation date, the Company selected a probability of an initial public offering of 40%, sale at a premium scenario of 35%, and sale below its liquidation preference of 25%. The increased probability from 35% to 40% of an initial public offering was due to:

•	the shorter timeline to an initial public offering;

•	the completion of the final tranche of the Series C financing;

•	discussions at a pre-IND meeting with the FDA regarding the potential approval of Glinsuna and Metgluna;

•	the continued advancement of the Company’s development programs; and

•	the addition of new capabilities with new hires.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

•	The expected future enterprise value for both the initial public offering and sale at a premium scenario.

•	The timeline to complete an initial public offering of 14 months and a premium sale of 17 months.

•	The future proceeds were discounted at rate of return of 35% for sale and initial public offering scenarios.

The retrospective fair value of the Company’s common stock on April 30, 2007 was determined to be $0.61 per share. The fair value of common stock on that date contemplated the following:

•

As of the April 2007 valuation date, the Company selected a probability of an initial public offering of 45%, sale at a premium scenario of 35%, and sale below its liquidation preference of 20%. The increased probability from 40% to 45% of an initial public offering was based on:

•	entering into a collaborative agreement with Siena;

•	the continued advancement of its development programs; and

•	the addition of new capabilities with new hires.

•	The expected future enterprise value for both the initial public offering and sale at a premium scenario.

•	The timeline to complete an initial public offering of ten months and a premium sale of 12 months.

•	The future proceeds were discounted at rate of return of 30% for sale and initial public offering scenarios.

The contemporaneous fair value of the Company’s common stock on July 22, 2007 was determined to be $0.65 per share. The fair value of common stock on that date contemplated the following:

•

A probability of an initial public offering of 45% was selected as the initiation of a pivotal phase III mitiglinide clinical trial increased significantly the likelihood of a short term liquidity event and the Company estimated an 80% probability of experiencing either a public offering or a sale at a premium in 2007 and utilized similar enterprise value for initial public offering and sale at a premium scenario, based on:

•	the likelihood of completing a series D financing;

•	the Company’s announcement of the presentation of clinical data which indicated the ability of Glinsuna to maintain glycemic control in patients with type 2 diabetes;

•	completion of additional pre-clinical work on Glinsuna and receipt of confirmation from the FDA regarding its adequacy;

•	the Company’s presentation of data regarding the safety and efficacy of its ghrelin antagonists at two major international conferences; and

•	the addition of new capabilities with new hires.

•	The expected future enterprise value for both the initial public offering and sale at a premium scenario.

•	The timeline to complete an initial public offering of six months and a premium sale of ten months.

•	The future proceeds were discounted at rate of return of 30% for sale and initial public offering scenarios.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

The contemporaneous fair value of the Company’s common stock on September 15, 2007 was determined to be $0.79 per share. The fair value of common stock on that date contemplated the following:

•

A probability of an initial public offering of 70% was selected as the Company engaged investment bankers to initiate the process of an initial public offering and began the drafting of a registration statement. The Company estimated an 85% probability of experiencing either a public offering or a sale at a premium in 2007 and utilized a similar enterprise value for initial public offering and sale at a premium scenario, based on:

•	the completion of Series D financing raising net proceeds of $28 million;

•

the Company entered into a strategic relationship with Novartis who invested $10 million in the Company’s Series D round of financing through an investment fund managed by MPM Capital and will have the right to negotiate an option agreement to either ghrelin agonist or a sirtuin product candidate.

•	The estimated timeline to complete an initial public offering of five months and a premium sale of eight months.

•	The future proceeds were discounted at rate of return of 30% for sale and initial public offering scenarios.

The primary factors contributing to the difference between the fair value of our common stock as of each grant dates and the estimated initial public offering price range of $             per share include the factors discussed, most notably:

•	Engaging investment bankers to initiate the process of an initial public offering, drafting of a registration statement and filing a registration statement.

•	Completion of Series C and Series D preferred stock and debt financings.

•	Initiation of a strategic relationship with Novartis in September 2007.

•	Initiation of pivotal phase III clinical study prior to NDA.

•	The addition of new capabilities with new hires.

•	Public financial market conditions during throughout 2006 and 2007.

•	Patient enrollment in Phase III clinical trial.

•	Continued progress of the Company’s ghrelin programs.

•	The addition of new capabilities with new hires, including Chief Financial Officer and Chief Medical Officer.

•

Upon successful completion of an initial public offering, enterprises typically experience a further reduction in their cost of capital. A reduction in the cost of capital increases the enterprise value.

•	The completion of an initial public offering and the expiration of certain lock-up agreements would reduce limitations on the ability of holders to transfer the equity securities.

•

There is no assurance the Company will complete a public offering or other liquidity event at the pricing range provided by the Company’s investment bankers or that the Company will be able to complete the initial public offering of its common stock.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

Based on the factors described above, the probability weighting of being able to proceed with an initial public offering increased significantly, thus reducing the difference between the fair value of common stock and the estimated initial public offering price range. While the Company had initiated the public offering process as of this date, there is no assurance that the Company will actually proceed with the initial public offering.

The Company has incorporated the fair values calculated in the contemporaneous and retrospective valuations into the Black-Scholes option pricing model when calculating the stock-based compensation expense to be recognized for the stock options granted to employees between October 4, 2006 and May 1, 2007. The retrospective valuations generated per share fair values of common stock of $0.37, $0.45 and $0.61, respectively, at September 30, 2006, December 31, 2006 and April 30, 2007, respectively. This resulted in intrinsic values of $0.22, $0.30 and $0.32 per share, respectively, at each grant date. The contemporaneous and retrospective evaluations incorporated into the Black-Scholes option pricing model resulted in a compensation charge for options granted between October 4, 2006 and May 1, 2007 of $30, $0 and $197 for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively.

Segment and Geographic Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments to be presented in interim financial reports issued to stockholders. It also established standards for disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment and the Company operates in only one geographic segment.

Guarantees

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make is unlimited; however the Company has directors and officers’ insurance that limits its exposure and enables it to recover a portion of any future amounts paid.

The Company leases office space under a non-cancelable operating lease. The Company has a standard indemnification arrangement under the lease that requires it to indemnify the landlord against all costs, expenses, fines, suits, claims, demands, liabilities, and actions directly resulting from any breach, violation, or nonperformance of any covenant or condition of the Company’s lease.

As of December 31, 2005 and 2006 and September 30, 2007, the Company had not experienced any material losses related to these indemnification obligations and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

Patent costs

Costs to secure and defend patents are expensed as incurred and are classified as general and administrative expense in the Company’s consolidated statements of operations. Patent costs were $345, $508, $390, $292, $479 and $2,516 for the years ended December 31, 2004, 2005 and 2006, the nine months ended September 30, 2006 and 2007 and the period from June 19, 1999 (date of inception) through September 30, 2007, respectively.

Recently Issued Accounting Standards

In July 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48) to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007, as required and determined that adoption of FIN 48 did not have a material impact on the Company’s financial position and results of operations. The Company did not recognize interest or penalties related to income tax during the period ended December 31, 2006 and did not accrue for interest or penalties as of December 31, 2006. The Company does not have an accrual for uncertain tax positions as of December 31, 2006 or September 30, 2007. Tax returns for all years 1999 and thereafter are subject to future examination by tax authorities.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the requirements of SFAS 157; however, it does not believe that its adoption will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159). Statement No. 159 permits entities to elect to measure certain assets and liabilities at fair value with changes in the fair values of those items (unrealized gains and losses) recognized in the statement of income for each reporting period. Under this Statement, fair value elections can be made on an instrument by instrument basis, are irrevocable, and can only be made upon specified election date events. In addition, new disclosure requirements apply with respect to instruments for which fair value measurement is elected. The Company is currently estimating the impact, if any, of adopting this statement.

In June 2007, the FASB issued EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,” or EITF 07-3. EITF 07-3 requires that nonrefundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized. The capitalized amounts should be expensed as the related goods are delivered or the services are performed. EITF 07-3 is effective for new contracts entered into during fiscal years beginning after December 15, 2007. The Company is currently analyzing the effect, if any, EITF 07-3 will have on its consolidated financial position and results of operations.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

3. Property and Equipment

Property and equipment consist of the following as of :

		December 31,		September 30,
	Estimated Useful Life (Years)	2005	2006	2007
				(unaudited)
Computers	3	$260	$284	$306
Office equipment	5	55	58	59
Furniture and fixtures	5	152	163	195
Lab equipment	5	1,610	1,123	1,071
Leasehold improvements	Lesser of estimated useful life or life of lease	1,908	1,025	1,099

Total property and equipment		3,985	2,653	2,730
Less accumulated depreciation and amortization		(2,641)	(1,631)	(1,764)

Property and equipment, net		$1,344	$1,022	$966

In 2002, the Company acquired $122 of computers and office equipment under capital leases. In 2004 and 2006, $43 and $24, respectively, of fully depreciated office equipment was disposed. Accumulated amortization on capital leases totaled $64, $51 and $0 at December 31, 2005 and 2006 and September 30, 2007, respectively.

Depreciation expense, which includes amortization of assets recorded under capital leases, of $813, $871, $821, $647, $314 and $3,865 was charged to operations for the years ended December 31, 2004, 2005 and 2006, the nine months ended September 30, 2006 and 2007 and the period from June 16, 1999 (inception) through September 30, 2007, respectively.

4. Merger With Centagenetix, Inc.

On February 4, 2003, the Company acquired all of the outstanding shares of Centagenetix, Inc. (Centagenetix), a development-stage company focused on the genetics of longevity and disease resistance in exchange for 2,575,934 shares of common stock, 5,600,000 shares of Series A redeemable convertible preferred stock, warrants for the purchase of 115,560 shares of Series A redeemable convertible preferred stock and outstanding options to purchase common stock.

The total cost of the merger was determined as follows:

Fair value of Elixir shares	$1,773
Transaction costs, consisting primarily of legal and accounting fees	292

Total cost	$2,065

The cost was allocated to the assets acquired and the liabilities assumed based upon their estimated fair values. In accordance with EITF 98-3 Determining Whether a Nonmonetary Transaction Involves the Receipt of Productive Assets or of a Business, since Centagenetix was a development-stage company, the Company

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

concluded that it did not acquire a business and there was no goodwill associated with the transaction. The difference between the purchase price and the fair value of the assets acquired and liabilities assumed was allocated based on the relative fair values of acquired net assets and the remaining value was then charged to in-process research and development expense.

In connection with the merger, the Company assumed the obligation related to a leased facility. The Company recorded a restructuring charge in 2003 of approximately $2,268 pursuant to SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, related to the remaining lease obligations, net of an estimate of sublease income, on the facility. In 2004, the Company recorded a restructuring credit of $417 as the Company re-occupied a portion of the facility and made changes in its estimates of operating and utilities expense. In 2005, the Company recorded a restructuring charge of $124 as a result of subleasing a portion of the facility and changes in estimates of operating and utilities expenses. In 2006, the Company recorded a restructuring credit of $250 as the Company re-occupied the facility.

The following table displays the restructuring activity and the current and long term liability balances:

Balance at December 31, 2004	Charges	Payments	Balance at December 31, 2005
$1,248	$124	$(741)	$631

Balance at December 31, 2005	(Credits)	Payments	Balance at December 31, 2006
$631	$(250)	$(381)	$—

Immediately following the merger, the Company issued 21,500,000 shares of Series B redeemable convertible preferred stock for net proceeds of approximately $15,481 and the conversion of $5,950 of promissory notes, including $4,000 of promissory notes assumed in the merger.

5. Accrued Liabilities

Accrued liabilities consist of the following as of:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Accrued consulting	$114	$345	$989
Accrued interest	65	—	112
Accrued legal	16	10	491
Accrued restructuring expenses, current	443	—	—
Accrued compensation	484	537	575
Other accrued liabilities	170	114	129

	$1,292	$1,006	$2,296

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

6. Commitments

The Company leased its office space under a noncancelable operating lease which was due to expire in 2007. In 2006, the Company negotiated an early termination with the landlord. Total rent expense under this operating lease was $1,496, $1,380 and $6,990 for the years ended December 31, 2004 and 2005 and the period from June 16, 1999 (inception) through December 31, 2005, respectively. The operating lease required the Company to share in prorated operating expenses and property taxes based upon actual amounts incurred; those amounts were not fixed for future periods.

In October 2006, the Company amended and extended its noncancelable operating lease for office and laboratory space, which now expires on May 31, 2012. The lease agreement includes a rent escalation clause and rent expense is being recorded on a straight-line basis. The lease contains a five year renewal option. The Company had a deferred rent asset of $35, $0 and $85 as of December 31, 2006 and September 30, 2006 and 2007, respectively, included in other assets in the consolidated balance sheets. The Company secured a letter of credit for $100 in connection with the lease and has classified $100 as restricted cash in the consolidated balance sheet as of December 31, 2006 and September 30, 2007.

Prior to October 2006, the Company had sublet the facility that was acquired in connection with the merger with Centagenetix. As the Company occupied the facility in October 2006, the sub lease arrangements were amended to significantly reduce the sublet premises. All sub leases on the facility terminate by December 31, 2007. For the years ended December 31, 2004, 2005 and 2006, the nine months ended September 30, 2006 and 2007, and the period from June 16, 1999 (inception) through September 30, 2007, the Company recorded $75, $123, $194, $177, $36, and $577, respectively, of sublease income related to sublease agreements.

Total rent expense for operating leases was $1,496, $1,380, $1,170, $933, $422 and $8,582 for the years ended December 31, 2004, 2005 and 2006, the nine months ended September 30, 2006 and 2007 and the period from June 16, 1999 (inception) through September 30, 2007, respectively. The operating leases require the Company to share in prorated operating expenses and property taxes based upon actual amounts incurred; those amounts are not fixed for future periods and, therefore, are not included in the future commitments listed below.

Future minimum lease payments under leases with noncancelable terms of more than one year at December 31, 2006 are as follows:

	Capital Leases	Operating Leases
Year Ending December 31,
2007(1)	$5	$597
2008	—	514
2009	—	534
2010	—	554
2011	—	573
2012	—	242

Total	5	$3,014

Less amount representing interest	2

Present value of minimum lease payments	3
Less current portion of capital lease obligation	3

Capital lease obligation, net of current portion	$—

(1)	At December 31, 2006 the Company has two sub-leases from which it expects sub rental income for a total of $38 in 2007. One sub-lease expired July 31, 2007 and the other expires December 31, 2007.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

7. Significant Agreements

Bristol-Myers Squibb

On April 25, 2005, the Company entered into an exclusive license agreement with Bristol-Myers Squibb for worldwide development and commercialization rights to Bristol-Myers Squibb’s growth hormone, secretagogue, and five related compounds. The Company paid an upfront license fee of $1,750 and issued 1,750,000 shares of Series B redeemable convertible preferred stock to Bristol-Myers Squibb in exchange for the license. The fair value of the Series B redeemable convertible preferred stock was determined to be $1.00 per share. Accordingly, the Company recorded $3,500 of research and development expense in 2005. Under the terms of the agreement, the Company will pay development-based milestone payments and royalties should the compound receive regulatory approval for commercialization.

Kissei Pharmaceutical Co.

In March 2006, the Company entered into an exclusive license agreement with Kissei Pharmaceutical Co., pursuant to which it obtained the right to develop and commercialize Glinsuna, a product commercially marketed by Kissei in Japan under the brand name Glufast, and related combination products in the Americas. The Company also acquired a right of first refusal to European product rights and granted Kissei a limited right of negotiation to co-promote Glinsuna within the licensed territory. Under the terms of the Kissei agreement, the Company paid a license execution fee of $5,000 recorded as research and development expense and will pay additional milestone payments at the filing of the NDA and upon FDA approval, a royalty on product sales and two milestones, contingent upon achieving certain product sales levels. The $5,000 was charged to research and development expense during 2006 as the products licensed are not yet approved for commercial sale in the U.S. and they have no alternative future use.

8. Related Party Transactions

In September 2004, the Company issued a $400 promissory note (the Note) to an officer of the Company. The Note bears interest at 4% and the principal and interest is due and payable in September 2007. The Note and its interest are forgivable over a three-year period as long as the officer remains an employee of the Company. As such, the value of the Note is being charged to general and administrative expense ratably over the three-year period that the Note is outstanding. $44, $133, $133, $100, $90 and $400 were charged to general and administrative expense for the years ended December 31, 2004, 2005 and 2006, the nine months ended September 30, 2006 and 2007, and the period from June 16, 1999 (inception) through September 30, 2007, respectively.

On March 1, 2007, the Company entered into a consulting agreement with MPM Asset Management, LLC (MPM), an affiliate of the Company, and an employee of MPM. The consulting agreement was amended in July 2007. The agreement as amended, requires the Company to pay MPM $11 per month beginning on March 1, 2007 and issue a stock option to purchase 175,000 shares of the Company’s common stock at an exercise price of $0.29 per share. 100,000 of the options granted were immediately vested on the date of grant. In addition, the MPM employee has the ability to vest into the remaining 75,000 options and is entitled to a cash bonus upon the achievement of certain milestones related to one of the Company’s programs. During the nine-month period ended September 30, 2007, the Company paid MPM $77 in connection with this consulting agreement and no additional options were vested.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

In connection with the Company’s Series C and Series D financing, the Company entered into Agency Agreements with Compton Overseas Investments Ltd. (Compton). Vernon Cassin, a director of the Company, is the sole director of Compton. Pursuant to the Agency Agreements, the Company agreed, in advance of each financing, to issue common stock and warrants to purchase shares of common stock to Compton based upon the amount of securities purchased in the financing by qualified non-U.S. residents. Compton would receive shares of common stock equal to 5.0% and 3.0% of the amount of capital stock purchased by any new or existing stockholder, respectively, to whom Compton had introduced the Company. Compton would also receive warrants to purchase common stock equal to 1.5% and 1.0% of the amount of capital stock purchased by any new or existing stockholder, respectively, to whom Compton had introduced the Company. In connection with the Company’s Series C financing, Compton received 210,251 shares of common stock and warrants to purchase 70,083 shares of common stock at an exercise price of $0.01 per share. In connection with the Company’s Series D financing, Compton received 69,903 shares of common stock and warrants to purchase 23,301 shares of common stock at an exercise price of $0.01 per share.

9. Notes Payable

In November 2006, the Company entered into a Loan and Security Agreement with a financial institution to borrow up to $15,000, $10,000 of which was available immediately and an additional $5,000 of which was available from March 31, 2007 through June 30, 2007 if certain milestones were achieved. As of June 30, 2007 the milestones were not achieved, however, the Company and the financial institution were negotiating a possible Amendment to the Loan and Security Agreement, whereby the Company would be able to draw on the additional $5,000. The Company borrowed $10,000 under the Loan and Security Agreement in November 2006. The Company is obligated to make interest only payments through September 2007 followed by 33 equal monthly payments of principal and interest. The principal amount outstanding under the Loan and Security Agreement bears interest at 10.7% and matures on May 22, 2010. In connection with the Loan and Security Agreement, the Company granted the lender a first priority security interest on all of the Company’s assets, except for intellectual property. The Company recorded $397 of deferred financing costs in connection with the Loan and Security Agreement, which are included in deferred financing fees on the consolidated balance sheet and are being recorded as additional interest expense under the effective interest method over a 5-year period.

In connection with the Loan and Security Agreement, the Company entered into a warrant agreement with the financial institution, under which the lender has the right to purchase 889,600 shares of the Company’s Series C redeemable convertible preferred stock (Series C Preferred Stock). The exercise price per share shall be equal $1.00 per share. The Company valued the warrants using the Black-Scholes option-pricing model with the following assumptions: fair value of Series C Preferred Stock of $0.64, volatility of 71%, contractual term of seven years, no dividend yield and a risk free interest rate of 4.43%. The value of the warrants of $356 and $961 as of December 31, 2006 and September 30, 2007, respectively, was recorded as warrant for the purchase of shares subject to redemption in the accompanying balance sheets in accordance with FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity and FASB Staff Position 150-5, Issuer’s Accounting under FASB Statements No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable. The Company is recording interest expense ratably over the term of the Loan and Security Agreement. The Company recorded $6 and $40 of interest expense in the year ended December 31, 2006 and the nine months ended September 30, 2007 respectively. The liability will be remeasured at each reporting period, with any change in the value recorded in interest expense. During the nine-month period ended September 30, 2007, the Company recorded additional interest expense of $285 related to the remeasurement of the warrant.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

In November and December 2005, the Company entered into a short term debt agreement (the Short Term Debt) with several investors. The Short Term Debt provided for up to $8,000 in principal to be used for working capital purposes. The outstanding principal bore interest at 7% per annum and was payable upon the earlier of the closing of one or more convertible preferred equity financings, which resulted in gross proceeds of greater than $12,263, including conversion of the Short Term Debt. The outstanding principal and any unpaid accrued interest on the Short Term Debt was convertible into the number of shares of preferred stock determined by dividing the outstanding principal amount and unpaid interest on the Short Term Debt by the price per share of the preferred stock issued in the financing. In June 2006, the outstanding principal of $8,000 and interest of $327 were converted into 8,327,103 Series C units, where each unit consisted of 1 share of Series C Preferred Stock and 0.282538 warrant for common stock. In connection with the conversion of the Short Term Debt, the Company issued 8,327,103 shares of Series C Preferred Stock, 2,352,715 common stock warrants to the investor at a fair value of $0.36 per share and 125,653 shares of Series B Preferred Stock to investors that participated in the short term debt above their pro-rata level.

On May 6, 2002, the Company executed a Master Loan and Security Agreement (the Loan Agreement) to finance equipment purchases. The Company drew down $530 and $1,967 on the Loan Agreement in 2002 and 2003, respectively. The Loans were collateralized by equipment and were payable in 40 and 42 equal monthly payments of principal plus interest ranging from 10.5% to 10.8%. At December 31, 2005, $188 of principal was outstanding on the notes. The notes and accrued interest were repaid in full in 2006. Interest expense incurred on the notes for the years ended December 31, 2004, 2005 and 2006 the nine months ended September 30, 2006 and 2007 and the period from June 16, 1999 (inception) through September 30, 2007, totaled $159, $68, $7, $7, $0 and $404, respectively.

In connection with the Loan Agreement, the Company issued a warrant for the purchase of 68,630 shares of the Company’s common stock at $1.31 per share. The warrant is exercisable over a five-year period until the expiration date of May 22, 2009. The Company valued the warrant using the Black-Scholes method and derived a value that is not material to the consolidated financial statements.

In connection with the merger discussed in Note 4, the Company assumed an equipment loan (the Loan) from the acquired company. The Loan was collateralized by equipment and was payable in 36 equal monthly payments of principal plus interest at 10.8%. At December 31, 2004, the principal outstanding on the Loan was $47, all of which was paid in 2005. Interest expense incurred on the Loan in 2004 and 2005 and for the period from June 16, 1999 (inception) through September 30, 2007 totaled $21, $1, and $65, respectively.

In connection with the Loan, the acquired company had issued a warrant for the purchase of 37,060 shares of Series A preferred stock to the lender at $1.00 per share. The warrant is exercisable at any time that is the later of ten years from the date of issuance or five years from an Initial Public Offering over a three-year period. As part of the merger, the warrant was exchanged for a warrant for the purchase of Elixir Series A redeemable convertible preferred stock.

In connection with the merger discussed in Note 4, the Company also assumed a Loan and Security Agreement (the Loan and Security Agreement) with a bank for a maximum borrowing amount of $1,450. The Loan and Security Agreement provided for (1) a $750 Equipment Term Loan to finance scientific laboratory equipment, of which 20% may be used to purchase all other equipment, software, and leaseholds, and (2) a $700 Revolving Loan for working capital purposes. The Loan Agreement also provided for an all asset lien with a negative pledge on intellectual property. At the time of the merger, certain assets and intellectual property were

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

excluded from the all asset lien and negative pledge on intellectual property. The Equipment Term Loan matured in April 2006. The Revolving Loan bore interest at the bank’s prime rate plus 1.5%, and was due and payable at maturity, or June 2006, with options to renew. The Equipment Term Loan was paid in 2005. $700 was outstanding on the Revolving Loan at December 31, 2005 and the Revolving Loan was paid in full in 2006. Interest expense on both loans totaled $74, $66, $59, $49, $0 and $253 in 2004, 2005 and 2006, the nine months ended September 30, 2006 and 2007 and the period from June 16, 1999 (inception) through September 30, 2007, respectively.

In connection with the Loan and Security Agreement, the acquired company had issued a warrant for the purchase of 78,500 shares of Series A Preferred Stock to the bank at $1.00 per share. The warrant was exercisable over a seven-year period expiring on April 19, 2009. The warrant was exchanged for a warrant for the purchase of Elixir Series A Preferred Stock.

The Company will make the following principal debt payments in the years ending December 31,

2007	$1,059
2008	3,417
2009	3,810
2010	1,714
2011	—
Thereafter	—

Total	$10,000

10. Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to the preferential dividend rights of preferred stockholders.

The Company has reserved the following shares of common stock as of December 31, 2006 and September 30, 2007 for the potential conversion of outstanding redeemable convertible preferred stock and the exercise of stock options and warrants:

	December 31, 2006	September 30, 2007
		(unaudited)
Series A redeemable convertible preferred stock	14,828,487	14,828,487
Series A-2 redeemable convertible preferred stock	330,011	330,011
Series B redeemable convertible preferred stock	58,660,042	58,660,042
Series B-1 redeemable convertible preferred stock	1,000,000	1,000,000
Series B-2 redeemable convertible preferred stock	621,232	621,232
Series C redeemable convertible preferred stock	31,295,240	31,295,240
Series D redeemable convertible preferred stock	—	28,030,031
Warrants issued	10,115,511	17,591,113
Common stock options pool	24,115,294	23,447,720

Total	140,965,817	175,803,876

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

On December 29, 2000, the Company entered into restricted stock agreements with three of its founding members, all nonemployees, with respect to 3,233,252 shares of the Company’s common stock that vested over a four-year period. Unvested shares were subject to repurchase by the Company at the original issuance price.

11. Redeemable Convertible Preferred Stock

As of December 31, 2005 and 2006 and September, 2007, redeemable convertible preferred stock was comprised of the following:

	December 31		September 30, 2007
	2005	2006
			(unaudited)
Series A redeemable convertible preferred stock, $.001 par value; 14,195,558, 14,195,558 and 13,595,558 shares designated, 14,079,998, 13,479,998 and 13,479,998 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007, respectively (aggregate liquidation preference of $9,575)	$10,175	$9,575	$9,575

Series A-2 redeemable convertible preferred stock, $.001 par value; 300,000 shares designated, 0, 300,000 and 300,000 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007, respectively (aggregate liquidation preference of $300)	—	300	300

Series B redeemable convertible preferred stock, $.001 par value; 48,446,650, 48,446,650 and 43,523,745 shares designated, 41,197,999, 43,523,745 and 43,523,745 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007, respectively (aggregate liquidation preference of $40,212)	41,076	40,188	40,213

Series B-1 redeemable convertible preferred stock, $.001 par value; 1,000,000 shares designated, 1,000,000 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007, respectively (aggregate liquidation preference of $1,000)	1,000	1,000	1,000

Series B-2 redeemable convertible preferred stock, $.001 par value; 1,335,933, 1,335,933 and 460,933 shares designated, 0, 460,933 and 460,933 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007, respectively (aggregate liquidation preference of $461)	—	461	461

Series C redeemable convertible preferred stock, $.001 par value; 0, 42,569,221 and 32,184,840 shares designated, 0, 31,295,240 and 31,295,240 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007, respectively (aggregate liquidation preference of $28,440)	—	27,530	28,440

Series D redeemable convertible preferred stock, $.001 par value; 35,000,000 shares designated, 0, 0 and 28,030,031 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007, respectively (aggregate liquidation preference of $22,407)	—	—	$22,407

Total	$52,251	$79,054	$102,396

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

Series A Redeemable Convertible Preferred Stock

On December 29, 2000 and July 13, 2001, the Company issued 750,000 and 7,729,998 shares, respectively, of Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock) for net proceeds of $8,293. As discussed in Note 4, in connection with the merger, the Company issued 5,600,000 shares of Series A Preferred Stock valued at $1,695.

Series B Redeemable Convertible Preferred Stock

On February 4, 2003, September 30, 2003, and March 1, 2004, the Company issued 21,500,000, 18,947,999, and 1,000,000 shares, respectively, of Series B Redeemable Convertible Preferred Stock (Series B Preferred Stock) for net proceeds of $41,213, including the conversion of $5,950 of promissory notes.

On April 28, 2005, the Company issued 1,750,000 shares of Series B Preferred Stock in connection with the license agreement discussed in Note 7.

Series C Redeemable Convertible Preferred Stock

On June 19, 2006, August 16, 2006, September 8, 2006 and November 8, 2006, the Company issued 18,407,828, 8,850,013, 2,037,399 and 2,000,000 shares, respectively, units consisting of one share of Series C Preferred Stock and warrants for the purchase of 0.2825538 shares of common stock, with an exercise price of $0.01 per share, for a total value of $1.00 per unit. Net proceeds totaled approximately $30,208 including the conversion of the principal and interest on $8,000,000 of short term debt. All existing shareholders participated at a pro rata level or were subjected to a provision which required that such investors exchange their Series A Preferred Stock and Series B Preferred Stock for shares of Series A-2 Redeemable Convertible Preferred Stock (Series A-2 Preferred Stock), and Series B-2 Redeemable Convertible Preferred Stock (Series B-2 Preferred Stock), respectively, at a 2:1 ratio. All existing investors, including common stockholders that participated in the financing had the right to purchase more than their pro-rata share. Each dollar invested above pro-rata also converted to Series B Preferred Stock on a 2:1 ratio.

In connection with the Series C financing, the Company issued warrants for the purchase of 8,842,078 shares of the Company’s common stock at $0.01 per share and issued 3,247,613 shares of Series B Preferred Stock to investors that contributed in excess of their pro-rata share in the financing. The Company valued the warrants using the Black-Scholes option-pricing model with the following assumptions: fair value of common stock of $0.37, volatility of 71%, a contractual term of seven years, no dividend yield and risk-free interest rates of 4.43% to 5.13%. This resulted in $3,183 of value allocated to the warrants.

In connection with the Series C financing, the Company also issued 300,000 shares of A-2 Preferred Stock and retired 600,000 shares of Series A Preferred Stock and issued 460,933 shares of Series B-2 Preferred Stock and retired 921,867 shares of Series B Preferred Stock. The Company also increased the amount of common stock reserved for option grants by 7,500,000 shares.

Series D Redeemable Convertible Preferred Stock (Unaudited)

On September 4, 2007, the Company issued 28,030,031 Series D units, consisting of one share of Series D Redeemable Convertible Preferred Stock and warrants for the purchase of 0.25 shares of common stock, with an exercise price of $0.01 per share, for $1.00 per unit. Proceeds totaled approximately $28,030.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

The Series D Redeemable Convertible Preferred Stock has rights and features that are consistent with the Series A, Series B and Series C Redeemable Convertible Preferred Stock. The warrants are exercisable for a period of seven years and contain a cashless exercise feature.

The Company accounts for potentially beneficial conversion features under Emerging Issues Task Force No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF Issue No. 00-27, Application of Issue 98-5 to Certain Convertible Instruments. At the time of each of the issuances of Series A, A-2, B, B-1, B-2 and C redeemable convertible preferred stock, the value of the common stock into which the redeemable convertible preferred stock is convertible had a fair value less than the effective conversion price of the redeemable convertible preferred stock and as such, there was no intrinsic value on the respective commitment dates.

Redeemable Convertible Preferred Stock is subject to the following rights and privileges:

Voting

The Series A, Series A-2, Series B, Series B-1, Series B-2, Series C and Series D preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which each share of the Series A, Series A-2, Series B, Series B-1, Series B-2, Series C and Series D Preferred Stock is then convertible.

Dividends

The holders of the Series A, Series A-2, Series B, Series B-1, Series B-2, Series C and Series D Preferred Stock are entitled to receive dividends at a rate of $.08 per share per annum in preference to common stockholders. Dividends are payable as declared by the Board of Directors and are cumulative. No dividends have been declared through September 30, 2007.

Conversion

Each share of Series A, Series A-2, Series B, Series B-1, Series B-2, Series C and Series D Preferred Stock is initially convertible at the option of the holder into one share of common stock. The conversion ratio for Series A, Series B, Series C and Series D Preferred Stock is subject to adjustment for certain dilutive events, such as, but not limited to stock splits and dividends. The Series C Preferred Stock offering was such a dilutive event, as a result, the conversion ratio of the Series A and Series A-2 Preferred Stock was adjusted to 1.1000369:1 and the Series B and Series B-2 Preferred Stock conversion ratio was adjusted to 1.3477714:1. The Series A, Series A-2, Series B, Series B-1, Series B-2, Series C and Series D Preferred Stock automatically convert into shares of the Company’s common stock upon the closing of an initial public offering at a price of at least $5.00 per share, resulting in net proceeds of at least $25,000.

In the event that holders of Series A and Series B Preferred Stock did not participate in the Short Term Debt discussed in Note 6, their shares of Series A or Series B Preferred stock automatically converted into a newly created series of preferred stock (Series A-1 Preferred Stock, or Series B-1 Preferred Stock) on a 2-for-1 basis. The Series A-1 and A-2 Preferred Stock have similar rights and features to the Series A and Series B Preferred Stock, except that the conversion price is not subject to adjustment for dilutive events, such as, but not limited to stock splits and dividends. In connection with this provision, 2,000,000 shares of Series B Preferred Stock automatically converted into 1,000,000 shares of Series B-1 Preferred Stock in 2005 upon the closing of the short term debt.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

Redemption

At any time on or after January 31, 2010, upon request from the holders of a majority of the then-outstanding shares of Series A, A-2, B, B-1, B-2, C and D Preferred Stock, the Company is required to redeem the outstanding shares of Series A, A-2, B, B-1, B-2, C and D Preferred Stock at a price of $1.00 per share, plus all accrued and unpaid dividends. If the Company does not have sufficient funds legally available to redeem the Series A, A-2, B, B-1, B-2, C and D Preferred Stock, the Company shall redeem a pro rata portion of each holder’s shares and shall redeem the remaining shares as soon as practicable after the Company has funds legally available.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Series D Preferred Stock are entitled to receive, prior to and in preference to holders of Series C, Series B, Series B-1, Series B-2, Series A and Series A-2 Preferred Stock and common stock, $1.00 per share, plus any dividends declared but unpaid, subject to adjustment for certain dilutive events. Thereafter, the holders of Series C Preferred will be entitled to receive in preference to holders of Series B, Series B-1, Series B-2, Series A and Series A-2 Preferred Stock and common stock, $1.00 per share, plus any dividends declared but unpaid. Thereafter, the holders of Series B, Series B-1 and B-2 Preferred Stock will be entitled to receive in preference to holders of Series A and Series A-2 Preferred Stock and common stock, $1.00 per share, plus any dividends declared but unpaid. Thereafter, the holders of Series A Preferred Stock will be entitled to receive in preference to holders of common stock, $1.00 per share, plus any dividends declared but unpaid. Amounts remaining after payment to the Series D, Series C, Series B, B-1 and B-2 and Series A and A-2 stockholders, if any, are distributed to the holders of the Series D, Series C Preferred Stock, Series B, B-1 and B-2 Preferred Stock, Series A and A-2 Preferred Stock and the common stock, on a proportional basis based on the number of shares of common stock into which they are convertible. A deemed liquidation event will occur if the Company enters into a merger or consolidation with another company or sells substantially all of its assets.

Warrants

In connection with the Series B and Series C Preferred Stock financings, the Company also issued warrants for the purchase of 119,000 and 69,083 shares of common stock, at $2.00 and $0.01 per share respectively. The warrants are exercisable over a seven-year period from the date of issuance or immediately prior to an initial public offering. The Company has valued the warrants using the Black-Scholes method that derived a value that is not material to the financial statements. The Company has reserved a total of 1,273,433 shares of common stock for the exercise of these warrants and warrants issued in connection with debt arrangements, for the purchase of Series A and Series C Preferred Stock and common stock (See Note 9).

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

The following table presents their warrants including the Common Stock equivalent and weighted average exercise price and remaining contractual term in year.

	Warrants	Common Stock Equivalents	Weighted Average Exercise Price	Weighted Average remaining contractual term (in year)
Outstanding at January 1, 2006	303,190	303,190	$1.46	4.16
Issued	9,800,761	9,800,761.10		6.58
Modified Conversion Ratio	—	11,560	—	—

Outstanding at December 31, 2006	10,103,951	10,115,511.14		6.47
Issued	7,475,602	7,475,602.07		6.92

Outstanding at September 30, 2007	17,579,553	17,591,113	$0.11	6.23

The Series C Preferred Stock Agreement modified the common stock conversion ratio for Series A Preferred Stock. As a result of this modification, the Common Stock equivalent shares for Series A Warrants increased by 11,560 shares.

12. Stock Option Plan

The Company’s 2001 Stock Incentive Plan (the Plan) provides for the granting of incentive stock options or nonstatutory stock options to employees, directors and consultants of the Company. The Company has reserved 25,159,343 common shares for option grants under the Plan. At December 31, 2006 and September 30, 2007, 8,823,025 and 7,105,752 options were available for future grant under the Plan, respectively. The Board of Directors administers the Plan and has sole discretion to grant options, determine the term of each option, option price, number of shares for which each option is granted, whether restrictions will be imposed on the shares subject to options and the rate at which each option is exercisable. Options to purchase shares of common stock generally vest over four years and expire ten years from the date of grant. The 2001 Plan allows the option holders to exercise their options early, which are then subject to repurchase by the Company at the original exercise price of such options. Non-employees early exercised options for 6,000 and 4,000 shares in the year ending December 31, 2006 and the nine months ended September 30, 2007, respectively. Employees early exercised options for 104,000 shares in the nine month period ending September 30, 2007.

A summary of the Company’s unvested shares, including restricted shares issued in connection with the early exercise of stock options is presented below:

	Employee	Nonemployee
Unvested shares at January 1, 2006	1,590	—
Granted	—	6,000
Vested	(1,590)	(2,498)
Forfeited	—	—

Unvested shares at December 1, 2006	—	3,502

Granted	104,000	4,000
Vested	(32,498)	(3,542)
Forfeited	—	—

Unvested shares at September 30, 2007	71,502	3,960

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

In connection with the preparation of the financial statements, the Company retrospectively reassessed the estimated fair value of its Company stock in light of the American Institute of Certified Public Accountants, or AICPA Practice-Aid titled Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid. In conducting the reassessment, the Company took into consideration the Market Approach to valuation as set forth in Practice Aid.

Certain stock option grants to the Company’s executive officers in 2004, 2006 and 2007 included performance-based vesting criteria. Accordingly, the options granted in 2004 are being accounted for under variable plan accounting in accordance with APB No. 25. The options granted in 2006 and 2007 are being accounted for under SFAS No. 123(R). The remeasurement of such options resulted in stock-based compensation charges of $0, $5, $22, $22, $167, and $193 in the years ended December 31, 2004, 2005, 2006 the nine months ended September 30, 2006 and 2007 and the period from June 16, 1999 (inception) to September 30, 2007, respectively.

In January 2004, the Company modified the performance-based vesting criteria on certain outstanding stock option grants and granted new stock options for prior services in connection with a separation agreement with an executive officer of the Company. These transactions were accounted for as stock option grants to nonemployees under SFAS No. 123 and EITF Issue 96-18, Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Connection With Selling Goods or Services. The Company recorded stock-based compensation expense of $44 based upon the fair value of such options under the Black-Scholes method.

The following table shows the weighted average assumptions used to compute stock-based compensation expense for the stock options granted in 2006 and 2007 using the Black-Scholes option pricing model:

	December 31,	September 30,
	2006	2006	2007
Employee stock options
Risk-free interest rate	4.42%	4.6%	4.77%
Dividend yield	0.0%	0%	0.0%
Expected term (years)	5.6	5.6	5.9
Volatility	71%	71%	70.0%

Based on these assumptions, the weighted average grant-date fair values of stock options granted during the year ended December 31, 2006 and the nine months ended September 30, 2007 were $0.29 and $0.40 per share. As of December 31, 2006 and September 30, 2007, the total unrecognized compensation expense related to stock options was approximately $708 and $877 and the related weighted-averge period over which they are expected to be recognized in approximately 3.62 and 3.14 years, respectively. The Company recorded $31 of stock-based compensation expense in the year ended December 31, 2006 in connection with performance-based awards that were accounted for in accordance with SFAS 123(R).

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

The following table presents the stock option activity for the year ended December 31, 2006 and the nine months ended September 30, 2007:

	Shares of common stock attributable to stock options	Weighted-average exercise price of stock options	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2006	12,615,299	$0.11
Granted	3,587,650	$0.15
Exercised	(352,357)	$0.10
Cancelled	(559,564)	$0.13

Outstanding at December 31, 2006	15,291,028	$0.11	7.04	$4,521,912
Granted (unaudited)	2,093,000	$0.25
Exercised (unaudited)	(707,574)	$0.11
Cancelled (unaudited)	(334,486)	$0.18

Outstanding at September 30, 2007 (unaudited)	16,341,968	$0.13	6.75	$10,789,023

Vested or expected to vest at December 31, 2006	7,969,612	$0.11	5.62	$2,407,655

Vested or expected to vest at September 30, 2007 (unaudited)	8,919,018	$0.11	5.34	$6,075,698

Exercisable at December 31, 2006	7,969,612	$0.11	5.61	$2,407,655

Exercisable at September 30, 2007 (unaudited)	8,919,018	$0.11	5.34	$6,075,698

Cash proceeds from stock option exercises were $38 and $80 for the year ended December 31, 2006 and the nine months ended September 30, 2007. The intrinsic value of stock options exercised in 2006 and the nine months ended September 30, 2007 was $27,000 and $286, respectively.

Stock Options Granted to Non Employees

In 2005 and 2006, the Company granted stock options for the purchase of 185,000 and 90,000 shares, respectively, of common stock to nonemployees at exercise prices of $0.10 to $0.15 per share. Certain of these stock options vest immediately and the remaining stock options vest quarterly over four years or 25% on the first anniversary of the grant date, and monthly for the following 36 months, so long as the consultant continues to provide services to the Company. In addition, in 2006 the Company converted 353,689 previously granted incentive stock options to non-qualified options upon termination of employment and the initiation of a consulting relationship. The Company has applied the recognition provisions of SFAS No. 123(R) and EITF Issue 96-18, related to these grants. As a result, variable plan accounting has been applied to these Non Employee and Non Director grants. The Company recorded stock-based compensation expense of $22,712 and $182,047 in 2005 and 2006, respectively. Stock-based compensation expense was recorded on an accelerated basis in accordance with FASB Interpretation No. 28 (FIN 28) Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (an interpretation of APB Opinions No. 15 and 25). The unvested portion of these stock options and stock options granted in prior years were remeasured at December 31, 2006 and September 30, 2007 in accordance with variable plan accounting.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

13. Employee Benefit Plan

The Company maintains a defined contribution 401(k) plan (the Plan) available to employees. Employee contributions are voluntary and are determined on an individual basis, limited by the maximum amounts allowable under federal tax regulations. Company contributions for the years ended December 31, 2004, 2005 and 2006, the nine months ended September 30, 2006 and 2007, and for the period from June 16, 1999 (inception) through September 30, 2007 were $0.

14. Income Taxes

The Company had no provision for income taxes in 2004, 2005 and 2006 due to its net operating losses.

The significant components of deferred taxes were as follows at December 31:

	2005	2006
Net operating loss carryforwards	$19,374	$28,484
Research and developments credits	1,337	1,683
Accrual and other	520	651

Depreciation and amortization	307	146
Net deferred tax assets	21,538	30,964
Valuation allowance	(21,538)	(30,964)

Net deferred tax balance	$—	$—

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets and determined that it is more likely than not that the Company will not recognize the benefits of the deferred tax assets. As a result, the Company has fully reserved these tax benefits.

At December 31, 2006, the Company had federal and state net operating loss carryforwards of approximately $72,031 and $63,654, respectively, available to reduce future taxable income, which expire at various dates beginning in 2007 through 2027. The Company also had federal and state research and development tax credit carryforwards of approximately $1,230 and $686, respectively, available to reduce future tax liabilities and which expire at various dates beginning in 2017 through 2027. The portion of the Company’s net operating loss carryforwards associated with deductible stock option exercises for the year ended December 31, 2006 is $0. The income tax benefit of this amount will be recorded in addition paid-in capital when the tax benefit is realized. The tax benefit will be realized when the Company uses the net operating loss carryforward to reduce income taxes payable.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

A reconciliation of the expected income tax (benefit) computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,
	2004	2005	2006
Income tax computed at federal statutory rate	34.00%	34.00%	34.00%
State income taxes, net of federal benefit	7.76%	4.69%	7.96%
Permanent differences	(0.41)%	(0.18)%	(0.68)%
Federal research and development credits	2.36%	1.38%	1.24%
In process research and development	—	(7.70)%	6.13%
Change in valuation allowance	(42.47)%	(31.49)%	(48.65)%
Other	(1.24)%	(0.70)%	—

Total	0.00%	0.00%	0.00%

15. Subsequent Events

Significant Agreements

Siena Biotech

In February 2007, the Company entered into a collaboration agreement with Siena Biotech, or Siena, pursuant to which it licensed Siena the right to explore the use of its proprietary SIRT1 Inhibitors as therapeutic agents to treat Huntington’s disease and an option to enter into a definitive license agreement for any developed compound. The Company received approximately $78 in connection with the execution of the collaboration agreement. The collaboration agreement provides for future success based milestones and royalty on net sales of any product containing the compound should he Company enter into a definitive agreement. Unless replaced by a definitive license agreement or extended by mutual agreement for an additional six months, the collaboration agreement will expire in February 2008. The Company is recognizing the amount received ratably over the period of the research plan, or 18 months.

Novartis Agreement

In September 2007, the Company initiated a strategic relationship with Novartis International Pharmaceuticals, (Novartis). Through an investment fund managed by the MPM funds, the Company’s largest stockholder, Novartis invested $10,000 in the series D financing. Simultaneously, the Company entered into a binding agreement under which Novartis will have the right to negotiate a collaboration agreement for either its ghrelin agonist product candidate or a sirtuin product candidate (but not both). This option would be exercisable after completion of a demonstration of human efficacy and safety and the Company and BMS would need to amend the BMS license agreement before the Company could grant Novartis an unencumbered right to develop and commercialize the Company’s ghrelin agonist product candidate.

Series D Financing-Redeemable Convertible Preferred Stock

On September 4, 2007, the Company issued 28,030,031 Series D units, consisting of one share of Series D Redeemable Convertible Preferred Stock and warrants for the purchase of 0.25 shares of common stock, with an exercise price of $0.01 per share, for $1.00 per unit. Proceeds totaled approximately $28,030.

ELIXIR PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share data)

(including data applicable to unaudited periods)

The Series D Redeemable Convertible Preferred Stock has rights and features that are consistent with the Series A, Series B and Series C Redeemable Convertible Preferred Stock. The warrants are exercisable for a period of seven years and contain a cashless exercise feature.

Loan Agreement Amendment

On September 14, 2007, the Company executed an amendment to its Loan and Security Agreement dated November 21, 2006. In November 2006, under the terms of the agreement, the Company received proceeds of $10,000 and issued a fully exercisable warrant for the purchase of 889,600 shares of common stock. The remaining $5,000 was available to the Company upon the achievement of certain defined milestones, by June 30, 2007. Those milestones were not met by June 30, 2007. Under the terms of the amendment, the period to draw the remaining $5,000 was extended and on September 14, 2007, the Company received proceeds of $5,000 and warrants for the purchase of 444,800 additional shares of common stock, at $1.00 per share became exercisable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority Inc., or FINRA, filing fee.

	Amount to be Paid
SEC registration fee		$2,648
FINRA fee		9,125
Nasdaq Global Market listing fee		100,000
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Amended and Restated Certificate of Incorporation to be effective upon completion of this offering (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated By-Laws, to be effective upon completion of this offering (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of our board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and executive officers, and such entities to the fullest extent permitted by law.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, we have sold and issued the following unregistered securities:

(1) On November 4, 2004, we sold 55,511 shares or our common stock to Dr. Cynthia Bayley, one of our co-founders, for an aggregate purchase price of $56.

(2) On December 2, 2004, we sold 194,287 shares of our common stock to Dr. Cynthia Kenyon, one of our co-founders and a current director, for an aggregate purchase price of $194.

(3) On April 25, 2005, we issued an aggregate of 1,750,000 shares of our series B redeemable convertible preferred stock to Bristol-Myers Squibb Company in consideration of rights in compounds and products licensed to us.

(4) On November 2, 2005, we sold 7% subordinated notes to 12 accredited investors for an aggregate purchase price of $5,684,926. On December 22, 2005, in a subsequent closing to this same transaction, we sold 7% subordinated notes to 13 accredited investors for an aggregate purchase price of $2,071,672. On December 30, 2005, in a final closing, we sold 7% subordinated notes to 22 accredited investors, all of whom were purchasers in one of the prior closings, for an aggregate purchase price of $243,402.

(5) On June 19, 2006, we sold an aggregate of 10,080,725 shares of our series C redeemable convertible preferred stock, warrants to purchase an aggregate of 2,848,187 shares of common stock at an exercise price of $0.01 per share, and an aggregate of 2,123,060 shares of our series B redeemable convertible preferred stock, to 25 accredited investors for an aggregate purchase price of $18,407,839. As part of this transaction, the 7% subordinated notes described in item (4) were converted into an aggregate of 8,327,103 shares of our series C redeemable convertible preferred stock, warrants to purchase an aggregate of 2,352,715 shares of common stock at an exercise price of $0.01 per share, and an aggregate of 125,653 shares of our series B redeemable convertible preferred stock. On August 16, 2006, in a second closing to this same transaction, we sold an aggregate of 8,850,013 shares of our series C redeemable convertible preferred stock, warrants to purchase an aggregate of 2,500,459 shares of common stock at an exercise price of $0.01 per share, and an aggregate of 984,464 shares of our series B redeemable convertible preferred stock, to 14 accredited investors for an aggregate purchase price of $8,850,013. On September 8, 2006, in a third closing, we sold an aggregate of 2,037,399 shares of our series C redeemable convertible preferred stock, warrants to purchase an aggregate of 575,641 shares of common stock at an exercise price of $0.01 per share, and an aggregate of 14,436 shares of our series B redeemable convertible preferred stock, to four accredited investors for an aggregate purchase price of $2,037,399. On November 19, 2006, in a final closing, we sold 2,000,000 shares of our series C redeemable convertible preferred stock and warrants to purchase 565,076 shares of common stock at an exercise price of $0.01 per share to an accredited investor for an aggregate purchase price of $2,000,000.

(6) On September 8, 2006, we issued warrants to purchase 69,083 shares of common stock at an exercise price of $0.01 per share to Compton Overseas Investment Ltd., in consideration of services rendered to us in connection with participation by non-U.S. investors in the transactions described in item (5). On November 19, 2006, we issued 204,251 shares of common stock to Compton Overseas Investment Ltd., in consideration of additional services rendered to us in connection with participation by non-U.S. investors in the transactions described in item (5).

(7) On November 21, 2006, we issued warrants to purchase 1,334,400 shares of series C redeemable convertible preferred stock at an exercise price of $1.00 per share to two related lenders in connection with our loan arrangement with these same lenders. Warrants to purchase 889,600 of these shares were immediately exercisable. The warrants to purchase the remaining 444,800 shares became exercisable on September 14, 2007 when we requested additional funds to be advanced under the loan arrangement.

(8) On September 4, 2007, we sold 28,030,031 shares of our series D redeemable convertible preferred stock and warrants to purchase 7,007,501 shares of common stock at an exercise price of $0.01 per share to 29 accredited investors for an aggregate purchase price of $28,030,031.

(9) On September 4, 2007, we issued 69,903 shares of our common stock and warrants to purchase 23,301 shares of common stock at an exercise price of $0.01 per share to Compton Overseas Investment Ltd., in consideration of services rendered to us in connection with participation by non-U.S. investors in the transactions described in item (8).

(10) We have issued under our 2001 Stock Incentive Plan options to purchase an aggregate of 16,083,309 shares of our common stock to certain of our directors, officers and employees at exercise prices ranging from $0.10 to $0.79 per share. We have issued an aggregate of 1,375,697 shares of common stock upon the exercise of options granted pursuant to our 2001 Stock Incentive Plan or pursuant to the Centagenetix, Inc. 2001 Employee, Director and Consultant Stock Plan at exercise prices ranging from $0.10 to $0.15 for an aggregate consideration of $157,325.

The sales of securities described in items (1)-(9) above was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The issuances of the securities described in item (10) above were deemed to be exempt from registration pursuant to either Rule 701 promulgated under the Securities Act of 1933 as a transaction pursuant to a compensatory benefit plan approved by the registrant’s board of directors or Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cambridge, Commonwealth of Massachusetts, on October 25, 2007.

Elixir Pharmaceuticals, Inc.

By:	/S/ WILLIAM K. HEIDEN
William K. Heiden
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated on October 25, 2007:

Signature	Title

/S/ WILLIAM K. HEIDEN William K. Heiden	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ GREGORY D. PERRY Gregory D. Perry	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)

* Vaughn M. Kailian	Director (Chairman)

* Vernon Cassin	Director

* Jonathan J. Fleming	Director

* Ansbert K. Gadicke, M.D.	Director

Signature	Title

* Cynthia J. Kenyon, Ph.D.	Director

* Dion Madsen	Director

* Bennett M. Shapiro, M.D.	Director

* David Stack	Director

*By:	/S/ GREGORY D. PERRY
Gregory D. Perry
Attorney-In-Fact

EXHIBIT INDEX

Number	Description
1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation

3.2*	Form of Amended and Restated Certificate of Incorporation (to be effective upon completion of this offering)

3.3*	Amended and Restated By-laws

4.1*	Specimen certificate evidencing shares of common stock

5.1*	Opinion of Goodwin Procter LLP

10.1**	2001 Stock Incentive Plan

10.2**	Form of Incentive Stock Option Agreement under the 2001 Stock Incentive Plan

10.3**	Form of Nonstatutory Stock Option Agreement under the 2001 Stock Incentive Plan

10.4**	Centagenetix, Inc. 2001 Employee, Director and Consultant Stock Plan

10.5*	2007 Stock Option and Incentive Plan

10.6*	Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan

10.7*	Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan

10.8*	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the 2007 Stock Option and Incentive Plan

10.9*	Form of Restricted Stock Award Agreement under the 2007 Stock Option and Incentive Plan

10.10**	Second Amended and Restated Stockholder Rights Agreement dated September 4, 2007

10.11*	Employment Agreement with William K. Heiden

10.12*	Employment Agreement with Gregory D. Perry

10.13*	Employment Agreement with Peter S. DiStefano

10.14*	Employment Agreement with Alan D. Watson

10.15**	Consulting Agreement with Cynthia Kenyon dated March 30, 2001 and amendments thereto dated February 22, 2005, March 28, 2006 and October 20, 2006.

10.16**	Consultant Agreement with Vaughn Kailian dated January 30, 2004

10.17**	Consultation and Clinical Advisory Board Agreement with Bennett Shapiro dated June 4, 2003 and amendments thereto dated November 12, 2004, November 7, 2005, July 27, 2006 and June 11, 2007.

10.18**	Consulting Agreement with Bennett Shapiro dated October 1, 2006

10.19*	Form of Indemnification Agreement

10.20**	Loan and Security Agreement with Hercules Technology Growth Capital, Inc. and Hercules Technology II, L.P. dated November 21, 2006

10.21	Amendment No. 1 to Loan and Security Agreement with Hercules Technology Growth Capital, Inc. and Hercules Technology II, L.P. dated September 13, 2007

10.22	Equity Rights Letter to Hercules Technology Growth Capital, Inc. and Hercules Technology II, L.P. dated November 21, 2006

10.23**	Warrant Agreement with Hercules Technology Growth Capital, Inc. dated November 21, 2006

10.24**	Warrant Agreement with Hercules Technology II, L.P. dated November 21, 2006

10.25	Warrant Agreement by and between Centagenetix, Inc. and GATX Ventures, Inc. to purchase 35,207 shares of Series A Convertible Preferred Stock dated February 28, 2002

Number	Description
10.26	Warrant Agreement by and between Centagenetix, Inc. and GATX Ventures, Inc. to purchase 1,853 shares of Series A Convertible Preferred Stock dated February 28, 2002

10.27	Warrant Agreement by and between Centagenetix, Inc. and Comerica Bank – California dated April 19, 2002

10.28	Warrant Agreement with Oxford Finance Corporation dated July 8, 2004

10.29**	Form of Warrant Agreement dated June 19, 2006

10.30**	Form of Warrant Agreement dated September 4, 2007

10.31	Warrant Agreement with Compton Overseas Investment Ltd. dated September 30, 2003

10.32	Warrant Agreement with Compton Overseas Investment Ltd. dated March 1, 2004

10.33	Warrant Agreement with Compton Overseas Investment Ltd. dated September 8, 2006

10.34**	Agency Agreement with Compton Overseas Investment Ltd. dated September 4, 2007

10.35	Lease by and between Massachusetts Institute of Technology and Centagenetix, Inc. dated January 16, 2002

10.36	First Amendment to Lease with Massachusetts Institute of Technology dated August 30, 2005

10.37	Second Amendment to Lease with Massachusetts Institute of Technology dated October 12, 2006

10.38*#	License Agreement with Bristol-Myers Squibb Company dated April 25, 2005

10.39#	Exclusive License Agreement on Mitiglinide with Kissei Pharmaceutical Co. Ltd dated March 24, 2006

10.40*#	Collaboration Agreement with Siena Biotech S.p.A. dated February 7, 2007

10.41*#	Binding Agreement between Novartis International Pharmaceuticals and Elixir Pharmaceuticals, Inc. Regarding Rights to Ghrelin Agonists and Sirtuin Modulators dated September 4, 2007

10.42	Consulting Agreement with Stack Pharmaceuticals, Inc. dated October 20, 2006

10.43	Services Agreement with MPM Asset Management, LLC and John McDonald dated March 1, 2007, as amended by Amendment No. 1 thereto

10.44	Services Agreement with MPM Asset Management, LLC and Dr. Elizabeth Stoner dated October 1, 2007

10.45*	Employment Agreement with Paul M. Martha

21.1**	Subsidiaries of Elixir Pharmaceuticals, Inc.

23.1	Consent of Ernst & Young LLP

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on page II-5)

*	To be filed by amendment.
**	Previously Filed
#	Confidential treatment has been requested for certain provisions of this Exhibit.